02064803

24-10034

As filed with the Securities and Exchange Commission on December 5, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
Under
THE SECURITIES ACT OF 1933

Exhibit Index 91

VALLEY BANCORP
(Exact name of issuer as specified in its charter)

NEVADA	**6712**	**88-0493760**
(State or other jurisdiction of incorporation or organization)	*(Primary standard industrial classification code number)*	*(I.R.S. employer identification no.)*

370 N. Stephanie Street, Henderson, Nevada 89014 (702) 436-1515
(Address and telephone number of principal executive offices and principal place of business)

BARRY L. HULIN
President and Chief Executive Officer
3500 W. Sahara Avenue
Las Vegas, Nevada 89102
(702) 221-8600
(Name, address, and telephone number of agent for service)

Copies of communications to:

STEPHEN M. KLEIN, ESQ.
BART E. BARTHOLDT, ESQ.
Graham & Dunn PC
1420 Fifth Avenue, 33rd Floor
Seattle, Washington 98101-2390

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 - NOTIFICATION

Item 1. Significant Parties

The directors and executive officers of Valley Bancorp are as follows. The business address of each such person is 370 N. Stephanie Street, Henderson, Nevada 89014. The residence addresses of such persons are provided below.

Name	Residence Address
(a) Directors	
George A. Brizendine	3118 Loma Vista Las Vegas, NV 89120
Don Hamilton	3418 S. Seneca Drive Las Vegas, NV 89109
Mary Hausch	1139 South Fifth Place Las Vegas, NV 89104
Barry L. Hulin	9425 San Laguna Ct. #104 Las Vegas, NV 89134
Thomas J. Krob	1553 Champion Hills Lane Las Vegas, NV 89134
James A. McKellar	3221 Montecito Drive Las Vegas, NV 89120
Robert O'Connell	7225 Montecito Circle Las Vegas, NV 89120
Dick Rottman	265 Brunswick Mill Rd. Reno, NV 89511
William E. Snyder	2270 Buckingham Ct. Henderson, NV 89014
Dan H. Stewart	95 Wagon Box Rd. Henderson, NV 89012
Gary Vause	3020 Plaza De Monte Las Vegas, NV 89102
(b) Executive Officers	
Steve Gilbert	84 Huntfield Dr. Henderson, NV 89074
Dick Holtzclaw	4840 Summerhill Rd. Las Vegas, NV 89121

Name	Residence Address
Barry L. Hulin	9425 San Laguna Ct. #104 Las Vegas, NV 89134

(c) Not Applicable.

(d) and (e) Principal Shareholders

Name	Residence Address
James Koehler	39074 Edgewood Lane Aberdeen, SD 57401
James A. McKellar	3221 Montecito Drive Las Vegas, NV 89120
Kenneth M. Hamilton	3890 Nobel Dr. #1503 San Diego, CA 92122-4119

(f) Promoters

Name	Residence Address
Ned Bearden	2314 S. Western Ave. Las Vegas, NV 89102
Ramona J. Steen Belote	3860 Riviera Drive, #102 San Diego, CA 92109
Harold Boyer	Deceased
George A. Brizendine	3118 Loma Vista Las Vegas, NV 89120
Don Hamilton	3418 S. Seneca Drive Las Vegas, NV 89109
Mary E. Hausch	1139 South Fifth Place Las Vegas, NV 89104
Thomas J. Krob	1553 Champion Hills Lane Las Vegas, NV 89134
Christopher S. McKellar	1219 Coast Blvd. #5 La Jolla, CA 92037
James A. McKellar	3221Montecito Drive Las Vegas, NV 89120
Robert E. O'Connell	7225 Montecito Circle Las Vegas, NV 89120

Name	Residence Address
Henry & Margarete Sandstede	8275 El Pasco Grande LaJolla, CA 92037
William E. Snyder	2270 Buckingham Ct. Henderson, NV 89014
Dan H. Stewart	95 Wagon Box Rd. Henderson, NV 89012
Gary Vause	3020 Plaza De Monte Las Vegas, NV 89102
David F. Welles	1341 Imperial Drive Henderson, NV 89052
John R. and Sally J. Wible	760 Fourth Street Encinitas, CA 92024

(g) **Affiliates of the Issuer.** Valley Bank is a wholly-owned subsidiary of Valley Bancorp.

(h) **Legal Counsel.** Graham & Dunn PC, Seattle, Washington, 1420 Fifth Avenue, 33rd Floor, Seattle, Washington 98101-2390 has advised the Issuer in connection with certain banking and securities aspects of the offering. Stephens, Gourley & Bywater, 3636 N. Rancho Drive, Las Vegas, Nevada 89130, has advised the Issuer in connection with certain matters related to Nevada law in connection with the offering, including the shares to be issued in the offering.

(i) – (m) Not Applicable

Item 2. Application of Rule 262

(a) None of the persons identified in the response to Item 1 is subject to the disqualification provisions set forth in Rule 262

(b) Not Applicable

Item 3. Affiliate Sales

Not Applicable

Item 4. Jurisdiction in Which Securities Are to be Offered

(a) The Shares will not be offered or sold by any underwriters, dealers or salespersons.

(b) The Issuer will offer and sell the shares to the general public. Although no priority or allocation will be made with respect to existing shareholders, such shareholders will be offered an opportunity to participate in the offering. According to shareholder records, the Issuer's shareholders reside in the states of Alaska, Arizona, California, Florida, Hawaii, Illinois, Indiana, Iowa, Massachusetts, Minnesota, Nevada, Pennsylvania, South Dakota, Texas, Utah, Virginia, Washington and Wisconsin. The Issuer will also offer shares to new shareholders, who may reside in the listed states or other states. All offers and sales will be accomplished in accordance with applicable state securities laws. The shares will be offered on a best-efforts basis by certain directors and executive officers of the Issuer, none of whom will receive bonuses, commissions or other compensation directly or indirectly in connection with such sales.

Item 5. Unregistered Securities Issued or Sold Within One Year

No unregistered securities have been issued by the Issuer, predecessor or affiliated issuer within the past year, other than shares that were issued by the Issuer pursuant to the exercise of stock options under the 1999 Employee Stock Option Plan or the 1999 Nonqualified Stock Option Plan.

Item 6. Other Present or Proposed Offerings

No offerings are present or proposed at the current time.

Item 7. Marketing Arrangements

Not Applicable

Item 8. Relationship with Issuer of Experts Named in Offering Statement

Not Applicable

Item 9. Use of a Solicitation of Interest Document

Not Applicable

<u>OFFERING CIRCULAR</u>

370 N. Stephanie Street
Henderson, NV 89014
(702) 436-1515
www.vbnv.com

A Maximum of 320,000 Shares (No Minimum Number of Shares)
$12.50 Per Share

Valley Bancorp is offering up to 320,000 shares of its common stock to our shareholders and the general public at $12.50 per share. The offering will commence on December 15, 2002, and will terminate on February 28, 2003, unless we terminate it earlier or extend it for up to an additional 30 days.

The minimum purchase for new shareholders is 800 shares ($10,000).

In addition to other matters discussed in this document, you should also be aware of the following:

- There is no minimum offering amount, and we may receive less than $4,000,000 in gross proceeds;
- Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription;
- Once we have accepted a subscription, it cannot be withdrawn by the investor;
- We are selling shares directly – there is no underwriter involved in the offering;
- There is no established trading market for our shares, and there is very limited trading activity; and
- We have arbitrarily established the offering price at $12.50 per share, based on a variety of factors considered by our board of directors.

Investment in the shares involves certain risks. See "RISK FACTORS" beginning on page 3 for information that should be considered by each prospective investor.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER. THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Bank(3)
Per Common Share	$12.50	$-0-	$12.50
Maximum Offering	$4,000,000	$-0-	$4,000,000

(1) The offering price for the shares has been determined by Valley Bancorp based upon various factors. See "RISK FACTORS."
(2) Neither an underwriter nor broker-dealer will be used in connection with the offering; all shares are being offered on a best-efforts basis by certain directors and executive officers of Valley Bancorp and no commissions will be paid on sales. See "TERMS OF THE OFFERING."
(3) Before deducting estimated expenses of the offering of approximately $60,000 including legal and accounting fees, printing and other miscellaneous expenses payable by Valley Bancorp.

The date of this Offering Circular is December _, 2002.

TABLE OF CONTENTS

The securities offered by means if this Offering Circular are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

OFFERING CIRCULAR SUMMARY

The following summary explains the significant aspects of the stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this Offering Circular.

The Offering

Common Stock Offered	320,000 Shares
Common Stock to be Outstanding After the Offering....	1,752,630 shares, assuming all offered shares are purchased.
Minimum Subscription	New shareholders must subscribe for at least 800 shares. There is no minimum requirement for existing shareholders. See "TERMS OF THE OFFERING."
Price	$12.50 per share
Use of Proceeds	To support our growth, including our branch expansion in Las Vegas and for general working capital purposes. See "USE OF PROCEEDS."
Special Factors to be Considered	The securities offered involve certain risks. See "RISK FACTORS."

Plan of Distribution and Terms of the Offering

The offering will commence on **December 15, 2002** and will continue until **February 28, 2003** unless we determine in our sole discretion to terminate the offering earlier or to extend it, for up to 30 additional days.

The offering is to the general public; although we will provide offering materials to our existing shareholders, they will not have priority in the offering. The offering will be conducted on a "first-come-first served" basis. Among other things, the offering will allow persons residing or working in our market area, including the areas served by our new Pahrump and Las Vegas branches, an opportunity to become shareholders, as well as customers.

New shareholders must purchase a minimum of 800 shares ($10,000). There is no minimum purchase requirement for existing shareholders.

Subject to any applicable regulatory approvals, availability of shares, and the discretion of the board of directors, there is no maximum investment limit.

We reserve broad discretion in determining whether to sell shares to any particular person. See "TERMS OF THE OFFERING – Sales to New Shareholders; Broad Company Discretion."

Conditions of the Offering

Completion of the offering is not conditioned upon receiving a minimum total offering amount. There are no escrow arrangements with respect to this offering. Accordingly, subscription funds that we receive and accept will be available for our immediate use.

We may accept or reject subscriptions in whole or in part for any reason. Once we accept a subscription, you cannot withdraw it.

The shares will be marketed on a best efforts basis through certain of our executive officers and directors, none of whom will receive any commissions or other form of compensation in connection with such efforts. While no modification of the terms of the offering are anticipated, if there are any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment.

See "TERMS OF THE OFFERING" for a more complete description of the offering.

About Valley Bancorp

Valley Bancorp is a Nevada state-chartered bank holding company formed in May 2001 primarily to hold all of the common stock of Valley Bank, a Nevada chartered bank that commenced operations in October 1998. Valley Bancorp is headquartered in Henderson, Nevada, a suburb of Las Vegas, and has opened branches in Pahrump, Nevada, and most recently, in Las Vegas, Nevada in October 2002.

At September 30, 2002, we had consolidated total assets of approximately $140.41 million, consolidated total liabilities of approximately $129.27 million, total net loans of approximately $106.64 million, total deposits of approximately $128.42 million, and shareholders' equity of approximately $11.14 million.

Through Valley Bank, Valley Bancorp provides a full range of retail banking services, including the acceptance of demand, savings and time deposits; the making of loans to consumers and businesses; the investment of excess funds in the purchase of federal funds, U.S government and agency obligations, and state, county and municipal bonds; and other financial services usually handled for customers by commercial banks. See "BUSINESS."

Valley Bank maintains a web site at www.vbnv.com, which contains additional information about the products and services offered, and which allows bank customers to conduct Internet banking transactions through Valley Bank's "Valley eBank."

RISK FACTORS

An investment in the shares being offered involves certain risks, including those described below. There are many risks inherent in any business enterprise; the risks described below are risks that are unique to our business and our market.

We have subjectively set the offering price ourselves, and the price may not reflect the actual value

We have established the offering price of $12.50 per share based solely on our belief of the fair market value of the shares. The offering represents a multiple of 1.6 times the book value of the shares as of September 30, 2002. We did not retain an independent investment banking firm or securities dealer to assist in the valuation of the shares or in the determination of the offering price.

There is no minimum offering amount

We have not set a minimum number of shares that must be sold in the offering in order for the offering to close. No escrow arrangements have been made with respect to the Offering. Thus, subject to the acceptance of subscriptions (see "TERMS OF THE OFFERING – Sales to New Shareholders – Broad Company Discretion"), subscription funds will be immediately available to us regardless of the number of shares sold in the offering to such date or in the completed offering. There can be no assurance that the maximum 320,000 shares will be sold, or that any particular amount of shares will be sold. If the Offering is subscribed at significantly less than the maximum, our ability to support our future growth (see "USE OF PROCEEDS") will be affected.

We have a limited history of operations

Valley Bank commenced operations on October 8, 1998, and our relatively brief operating history is still insufficient to evaluate our long-term performance. Although Valley Bank's performance, as measured by growth in total assets and deposits, has been favorable through the period ended September 30, 2002, there can be no assurance that such growth will continue.

Our primary market area is subject to unpredictable economic conditions

Nevada continues to rebound from the 2001 recession and the aftermath of the September 11th attack. Clark County (Las Vegas) is growing slowly in employment, and the unemployment rate has improved slightly to 5.8% (slightly better than the national average). Taxable sales and gaming revenue continue to be down from last year. Gaming revenue is down 9% (as of June 30, 2002) from the previous year. In light of the fact that in June 2001 the economy was already showing signs of a slowdown, the decrease is even more drastic than it appears.

Passenger volume as of July 2002 was down 10.4% from the previous year. Commercial permits in Clark County were also down 8% as of June 2002. It is generally believed that many visitors previously flying to Las Vegas are now driving to the area. This theory may explain why Reno, Nevada volume was up over the previous year, as visitors that would normally fly to Las Vegas from Northern California may be driving to Reno.

Future economic growth on either the local or national level is problematic at the present time. The local economy is very dependent on services and industries related to tourism and gaming, and a downturn in the national economy could have a significant adverse effect. Commercial banks and other financial institutions are affected by economic and political conditions, both domestic and international, and by governmental monetary policies. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, acts of terrorism and other factors beyond the control of Valley Bank may adversely affect its profitability.

We have a high concentration of loans secured by real estate

A significant portion of Valley Bank's loans are secured by real estate. At September 30, 2002, Valley Bank had a concentration of loans secured by real estate representing 77.7% of the loan portfolio. Of the loans secured by real estate, approximately:

- 46.6% are commercial real estate;
- 17.5% are construction loans; and
- 8.4% are secured by land.

Valley Bank's loan policy allows advances against the value of commercial properties up to 80% of appraised value, however, the majority of the loans are limited to a 75% advance. Loans against vacant land are limited to a 65% advance against the appraised value of the land, however, substantially all of the loans secured by raw land are presently limited to a 50% advance.

These real estate-secured loans are 62% concentrated in the Las Vegas/Henderson, Nevada area. A downturn in the local economy could have both a material adverse effect on borrower's ability to repay these loans, as well as the value of the real property held as collateral. See "BUSINESS – Lending Activities."

Approximately 9.9% of Valley Bank's outstanding loans (8.4% of committed loans) are made to borrowers outside the State of Nevada, and secured by real property outside the State. These real estate loans are located in California and Arizona. See "BUSINESS – Lending Activities." Such loans can be more difficult than locally secured loans to evaluate and administer, and can result in additional costs (such as legal fees) associated with nonperforming loans. All of the loans secured by real estate outside of the State of Nevada are participations purchased from experienced lenders known to management as competent in their respective markets. All of the Arizona and California properties are inspected by an officer of Valley Bank to determine viability of the properties to be financed prior to funding.

You may have difficulty selling your shares, as there is little trading activity

There is no current trading market for the shares, and it is unlikely that an established market for the shares will develop in the near future. Valley Bancorp presently does not intend to seek listing of the shares on any securities exchange, or quotation on the NASDAQ interdealer quotation system. It is not known whether significant trading activity will take place for several years, if at all. Accordingly, subscribers should consider this as a long-term investment. See "VALLEY BANCORP – Market for Common Equity and Related Stockholder Matters."

Fluctuating interest rates can adversely affect our profitability

Valley Bank's profitability is dependent to a large extent upon net interest income, which is the difference between its interest income on interest-earning assets and interest expense on interest-bearing liabilities. The banking industry has in recent years experienced significant fluctuations in net interest income due to changing interest rates. Most recently, declining rates have narrowed the interest rate margins for many financial institutions as interest rates have fallen and competition for loans and deposits has increased. Valley Bank will continue to be affected by changes in levels of interest rates and other economic factors beyond its control.

There is intense competition in our market area

Commercial banking is a highly competitive business. Valley Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in Las Vegas and its environs and elsewhere, for loans and deposits. Valley Bank is subject to substantial competition from other financial institutions in the market area. In certain aspects of its business, Valley Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses, and other financial institutions, some of which are not subject to the same degree of regulation and restriction as Valley Bank and some of which have financial resources greater than those of Valley Bank. See "VALLEY BANK – Market Area and Competition."

You will not likely receive cash dividends on the shares

We have never paid a cash dividend, and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operation and expansion of our subsidiary. Our ability to pay dividends in the future will depend primarily upon the earnings of Valley Bank and its ability to pay dividends to Valley Bancorp. See "DIVIDEND POLICY" and "SUPERVISION AND REGULATION – Distributions."

TERMS OF THE OFFERING

Method of Offering

The offering will commence on **December 15, 2002** and will terminate on **February 28, 2003.** We may, in our sole discretion, determine to terminate the offering earlier than **February 28, 2003,** or to extend it, for up to 30 additional days following that date.

New shareholders must subscribe for a minimum of 800 shares ($10,000). There is no minimum subscription requirement for existing shareholders.

Subject to any applicable regulatory approvals, availability of shares, and the discretion of our board of directors, there is no maximum investment limit.

The offering will be conducted on a "first-come-first-served" basis.

How to Subscribe

Complete and sign the enclosed subscription agreement and send it with full payment for the shares subscribed to us.

We reserve broad discretion to accept or reject the subscriptions of new shareholders. See "Sales to New Shareholders – Broad Company Discretion" below.

We also reserve discretion as to the manner and timing of the acceptance (or rejection) of subscriptions of current shareholders, including subscriptions that may be subject to regulatory approval.

Sales to New Shareholders – Broad Company Discretion

New shareholders should be aware that we are entitled to exercise broad discretion in determining whether to sell shares to them. We may, **in our absolute discretion, reject any subscription of a new shareholder.**

In exercising our discretion, we may consider, among other things:

- Whether or not the new shareholder is a bank customer, or a resident of Valley Bank's primary marketing area;
- Whether or not the new shareholder is a resident of the State of Nevada, and if not, whether the new shareholder's state of residence imposes any restrictions on, or costs in connection with, the sale of securities to its residents; and
- The number of shares the new shareholder has subscribed for. Among other reasons, we may consider this factor due to our current desire to limit the number of our shareholders to less than 500, so that we are not subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934.

Subject to our absolute discretion, and the factors described above, if there are no countervailing considerations, we will attempt to honor new shareholder subscriptions on a "first-come, first-served" basis.

Possible Regulatory Filings – Ownership of 10% or More of Valley Bancorp Shares

As noted above, there is no maximum investment limit in the offering. Potential subscribers should note that regulations adopted by the Federal Reserve Bank under the Federal Change in Bank Control Act require that individuals or members of a group "acting in concert" must file a notice containing confidential biographical and financial information prior to acquiring 10% or more of Valley Bancorp's outstanding voting securities. Significant monetary penalties may be imposed on those failing to comply with the Change in Bank Control Act and the related regulations.

Minimum Purchase Requirements for New Shareholders

We have established the minimum purchase requirement of 800 shares for new shareholders in order to avoid the administrative, printing and related costs associated with maintaining a shareholder base consisting of shareholders with very small holdings.

Offering Expiration Date

We must receive at our offices, completed and executed subscriptions, together with full payment for the shares subscribed, no later than 5:00 p.m. on **February 28, 2003,** unless the offering is terminated earlier or extended, for up to 30 days, by us in our sole discretion.

Subscription Funds

We will hold all subscription funds, pending acceptance, in a segregated, non-interest bearing account at Valley Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction. We reserve the right to hold subscription funds in such segregated account for a reasonable period pending receipt by us or the subscriber, as the case may be, of any applicable regulatory approvals in connection with such subscription.

Once you have delivered or mailed your subscription agreement to us, you cannot revoke it.

Commissions

We will not pay any commissions, fees, or other remuneration to any of our directors, officers, or employees, or to any other person, for selling the shares in this offering.

Delivery of Stock Certificates

We will issue certificates for shares duly subscribed, paid for and accepted as soon as practicable after completion of the offering.

Purchase Intentions of Directors and Executive Officers

Our directors and executive officers are eligible to participate in this offering on the same terms being offered to all other shareholders. Our directors and executive officers presently beneficially own 333,119 shares in total (not including shares that could be purchased upon the exercise of stock options). Our directors and executive officers have indicated that they plan to purchase, in the aggregate, approximately 31,300 shares, subject to availability. Assuming they purchase this number of shares, they will own in the aggregate 20.79% of the then outstanding shares (again, not including shares that could be purchased upon the exercise of stock options).

Certain directors of the Company were granted stock options in December 1999, in connection with the formation of Valley Bank. There are currently options outstanding for an aggregate amount of 24,750 shares in total, exercisable at $8.00 per share (adjusted for subsequent stock splits). Such options are included in the under "Security Ownership of Management and Certain Shareholders." Such options vested in January 2000, and expire on January 26, 2003. We anticipate that the directors holding such options will exercise substantially all of such options prior to their expiration.

DILUTION

The net book value of Valley Bancorp at September 30, 2002 was $11.14 million, or $7.78 per share. Net book value per share is determined by dividing the net worth of the company (assets less total liabilities) by the number of shares outstanding. Without taking into account any changes in such net book value after September 30, 2002, other than to give effect to the sale of 320,000 shares offered by us in this offering (after deducting estimated offering expenses), the pro forma net book value of the outstanding shares at September 30, 2002 would have been $15.08 million or $8.60 per share. This represents an immediate increase in net book value to present shareholders of $0.82 per share and an immediate dilution to new investors of $3.90 per share. The following table illustrates the dilution on a per-share basis:

Offering price per share		$12.50
Net book value per share prior to offering (1)	$7.78	
Increase in net book value per share attributable to new investors	$0.82	
Pro forma net book value per share after offering		$8.60
Dilution per share to new investors (2)		$3.90

(1) At September 30, 2002, total shareholders' equity was $11.14 million, which represents a net book value of $7.78 per share. Net book value per share represents Valley Bancorp's total shareholders' equity divided by the total number of shares outstanding.

(2) Net book value dilution per share represents the difference between the amount per share paid by purchasers in the offering and the pro forma book value per share immediately after the completion of the offering.

Although our current shareholders will not experience net book value dilution of their shares as a result of the offering, they will experience a dilution in their respective ownership percentages of Valley Bancorp to the extent that such persons do not participate in the offering.

DIVIDEND POLICY

We currently intend to retain any earnings to help fund future growth of Valley Bank, and we do not anticipate paying any cash dividends in the foreseeable future. We cannot predict when such dividends, if any, will ever be made. The payment of dividends, if any, will at all times be subject to the ability of Valley Bank to pay dividends to Valley Bancorp, which is subject to the payment of Valley Bank's expenses, the maintenance of adequate liquidity and loan loss allowance, and minimum capital requirements for commercial banks, and other factors. See "SUPERVISION AND REGULATION – Distributions."

USE OF PROCEEDS

The net proceeds from the sale of shares offered, assuming that all 320,000 shares offered by means of this Offering Circular are sold, are estimated to be $4,000,000 before deducting estimated expenses of the offering of approximately $60,000. As this offering is not conditioned on the sale of a minimum number of shares, the net proceeds to Valley Bancorp will be reduced to the extent that the maximum number of shares in this offering are not subscribed for. There can be no assurance that the maximum proceeds of $4,000,000, or any other amount, will be attained.

The net proceeds of the offering will be utilized to support recent and anticipated future growth of Valley Bank, including potential branch expansion and to allow Valley Bank to increase its lending limits, and for general corporate purposes.

Valley Bancorp's business plan calls for moderate growth in the future. To the extent that the offering is subscribed at a level significantly below the maximum offering amount of $4,000,000, our future growth could be restricted, depending upon the profitability of operations. In such event, Valley Bancorp may consider options such as additional equity financing or borrowing funds, which it would contribute to Valley Bank, to fund growth.

BUSINESS

Valley Bancorp

Valley Bancorp Financial Overview

We are a bank holding company organized under the laws of Nevada, chartered in May 2001. We had consolidated total assets of approximately $140.41 million at September 30, 2002. We are located in Henderson, Nevada, and conduct our operations through our subsidiary, Valley Bank, a Nevada state-chartered bank, which commenced operations in October 1998. We do not engage in any substantial activities other than acting as a bank holding company for Valley Bank. We believe that we can present an alternative to large financial institutions by offering local ownership, local decision-making and other personalized services characteristic of community banks. The holding company structure provides flexibility for expansion of our banking business through acquisition of other financial institutions and allows us to provide additional banking-related services that a traditional commercial bank may not be able to provide. See "SUPERVISION AND REGULATION."

Valley Bancorp Selected Financial Information as of September 30, 2002

The following table present unaudited financial information regarding Valley Bancorp and Valley Bank updated through September 30, 2002. This summary is qualified in its entirety by the detailed financial information and financial statements appearing elsewhere in this offering circular.

	Nine months ended September 30		Twelve months ended December 31			
	2002	2001	2001	2000	1999	1998[1]
RESULTS OF OPERATIONS	(In thousands, except per share data)					
Interest Income	$ 6,413	$ 6,109	$ 7,967	$ 5,581	$ 1,926	$ 257
Interest Expense	(2,399)	(3,071)	(3,907)	(3,085)	(858)	(10)
Net Interest Margin	4,014	3,038	4,060	2,496	1,068	247
Provision for credit losses	(1,397)	(242)	(340)	(464)	(233)	(26)
Noninterest Income	155	145	218	89	25	2
Noninterest Expense	(2,643)	(2,378)	(3,185)	(1,984)	(1,415)	(624)
Income (loss) before income taxes	$ 129	$ 563	$ 753	$ 137	$ (555)	$ (401)
Income Tax Benefit (expense)	(38)	(54)	(96)	117	---	---
Net Income (loss)	$ 91	$ 509	$ 657	$ 254	$ (555)	$ (401)
Earnings (loss) Per Share[2]						
Basic	$ 0.06	$ 0.36	$ 0.46	$ 0.20	$ (0.60)	$ (0.43)
Diluted	$ 0.06	$ 0.35	$ 0.45	$ 0.20	$ (0.60)	$ (0.43)
Book Value per share	$ 7.78	$ 7.62	$ 7.72	$ 7.25	$ 6.34	$ 6.88

FINANCIAL POSITION:	Nine months ended September 30 2002	2001	Twelve months ended December 31 2001	2000	1999	1998[1]
	(In thousands, except per share data)					
Interest-bearing deposits in banks	$ 5,941	$ 5,250	$ 2,674	$ 2,173	$ 1,093	$ ---
Federal Funds Sold	19,745	7,320	3,465	14,390	1,375	6,875
Investment Securities	1,006	2,757	728	3,390	3,035	---
Net Loans	106,635	87,017	92,172	64,603	29,892	2,568
Total Assets	140,409	108,687	105,476	90,609	39,202	10,318
Total Deposits	128,419	97,087	93,949	79,860	32,531	3,285
Shareholders Equity	11,139	10,894	11,038	10,348	6,490	7,006

(1) 1998 data represents activities from inception on October 8, 1998.

(2) Earnings (loss) per share information has been retroactively adjusted for a 5-for-4 stock split that was effective on February 14, 2000 and an 11-for-10 stock split that was effective on January 31, 2002.

Return on Assets and Equity

Following are performance ratios of Valley Bancorp for the nine months ended September 30, 2002 and 2001, and for the years ended December 31, 2001, 2000 and 1999:

	Nine Months Ended September 30 2002	2001	Year ended December 31 2001	2000	1999
Return on average assets	0.07%	0.52%	0.66%	0.40%	(2.11%)
Return on average equity	0.81%	4.78%	6.12%	3.09%	(8.27%)
Dividend payout ratio	---	---	---	---	---
Average equity to average assets	8.98%	10.95%	10.76%	12.81%	25.47%

Employees

Valley Bank had a total of 35.5 full-time equivalent employees at September 30, 2002. There are no separate full-time employees of Valley Bancorp.

Property

Valley Bank owns the bank headquarters building at 370 North Stephanie Street, Henderson, Nevada. In addition to the approximately 9,000 sq. ft. two-story building Valley Bank owns approximately 0.8 acres of land on which the building stands. Valley Bank also owns the bank building, of approximately 5,700 sq. ft. at 3500 W. Sahara, Las Vegas, Nevada, and the approximately 0.6 acres on which the building stands. Valley Bank leases the branch office building, of approximately 5,700 sq. ft., at 3250 S. Highway 160, in Pahrump, Nevada.

Legal Proceedings

Valley Bank has initiated legal proceedings against various parties in connection with losses that Valley Bank incurred as a result of the funding of a medical equipment leasing transaction entered into in October 2001 (the "Lakes Medical Imaging Loan"). The lawsuit alleges, among other things, breach of contract and fraud. The lawsuit is in a very early stage, and discovery has not yet begun. Although management believes Valley Bank has a strong case against some or all of the defendants, it is too early in the proceeding to evaluate the chance of success or the ability of the defendants to satisfy any judgment against them. Valley Bank intends to pursue the litigation vigorously.

One of the defendants in the Lakes Medical Imaging Loan lawsuit described above has counterclaimed against Valley Bank, alleging among other things wrongful interference with prospective economic advantage and defamation causing damage to the defendant and is seeking $5 million from Valley Bank. Counsel for Valley Bank in this matter believes that the counterclaim has been brought only for the strategic purposes of obtaining a jury trial and having leverage in resolving the primary issue alleged by Valley Bank. Valley Bank denies the allegations and intends to vigorously defend the counterclaim. Accordingly, Valley Bank has not recorded any provision related to this claim.

Valley Bank is a defendant in a lawsuit alleging breach of an equipment (primarily photocopy machines) lease agreement. The plaintiff seeks approximately $427,000 in damages, plus fees and costs. Valley Bank has counterclaimed against the plaintiff, alleging among other things, breach of contract, breach of contractual rights of assignment, breach of express warranty and breach of contract – good faith and fair dealing. Valley Bank and the plaintiff have agreed to early mediation before a magistrate judge. Valley Bank's management believers that Valley Bank will be able to resolve the matter in a manner that will not have a material adverse effect on the financial condition or results of operations of Valley Bank or Valley Bancorp. Accordingly, Valley Bank has not recorded any material provision related to this claim.

Aside from the matters described above, there are no material pending legal proceedings to which we or Valley Bank is a party or to which any of our properties is subject; nor are there material proceedings known to us to be contemplated by any governmental authority; nor are there material proceedings known to us, pending or contemplated, in which any director, officer or any principal security holder, or any associate of any of the foregoing, is a party or has an interest adverse to us or Valley Bank.

Market for Common Equity and Related Stockholder Matters

No broker makes a market in our common stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. The shares are traded by individuals on a personal basis and are not listed on any exchange or traded on the over-the-counter market. Due to the limited information available, the following price information may not accurately reflect the actual market value of the shares. The following data includes trades between individual investors. It does not include new issues of stock or the exercise of stock options, and does not include transfers as to which we have no information as to the purchase or sale price. For periods before May 1, 2001, the data is provided for Valley Bank rather than for us. The price range has been adjusted to reflect a Valley Bank 5-for-4 stock split on February 14, 2000, and a Valley Bancorp 11-for-10 stock split that was effective January 31, 2002.

Period	# of Shares Traded	Price Range
2000	31,800	$ 7.20 -- $9.45
2001	8,125	$ 9.00 -- $9.45
2002 (through 9/30)	550	$10.00

To the best of our knowledge, the most recent transaction in the shares was June 13, 2002, in a transaction, involving 550 shares at a price of $10.00 per share.

At September 30, 2002, stock options for 209,000 shares were outstanding.

As noted above, Valley Bank declared a 5-for-4 stock split that was effective on February 14, 2000, and Valley Bancorp declared an 11-for-10 stock split that was effective on January 31, 2002.

In April and May, 2000, Valley Bank raised $3,664,350 in additional capital through the sale of 366,435 shares of common stock at $10.00 per share.

Number of Equity Holders

As of September 30, 2002, there were approximately 209 holders of record of shares.

Reports to Shareholders

Valley Bancorp delivers to each shareholder of record a quarterly consolidated summary financial statement (unaudited) and an annual report including audited financial statements for the year then ended and other periods described in such financial statements. Valley Bancorp is not subject to the reporting requirements of the Securities Exchange Act of 1934, and thus does not file periodic reports, proxy statements or other information with the Securities and Exchange Commission.

Cash Dividends

We have never paid a cash dividend, and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operations and expansion of our subsidiary. Dividends, when and if paid, will be subject to determination and declaration by the board of directors, which will take into account the financial condition of Valley Bancorp and Valley Bank, results of operations, tax considerations, industry standards, economic conditions and other factors. Our ability to pay dividends in the future will depend primarily upon the earnings of Valley Bank and its ability to pay dividends to us. Valley Bank's ability to pay dividends is governed by various statutes. See "SUPERVISION AND REGULATION – Dividends."

Valley Bank

Valley Bank primarily serves individuals and small and medium-sized businesses located in its primary and secondary trade areas. Valley Bank offers its customers a full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other deposits of various types, ranging from money market accounts to certificates of deposit. The transaction accounts and time certificates are tailored to the principal market areas at rates competitive in the area. Valley Bank's deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, and professionals. All deposit accounts are insured by the FDIC up to the maximum amount.

The principal sources of Valley Bank's revenues are: (i) interest and fees on loans; (ii) interest on investments (principally government securities); (iii) interest on federal funds sold (funds loaned on a short-term basis to other banks); and (iv) deposit service charges. Valley Bank's lending activity consists of short-to-medium-term real estate and construction commercial loans, including operating loans and lines, equipment loans, real estate loans, personal loans or lines of credit, home improvement and rehabilitation loans. Valley Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, and automatic draft for various accounts.

Market Area and Competition

Valley Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in its primary service area, which is the city of Las Vegas and its environs, including Henderson. There are approximately 15 state chartered local "community banks" which are located in Valley Bank's primary service area and directly target the same loan and deposit markets of Valley Bank. These banks range in asset size from approximately $800 million to under $30 million. Additionally, there are approximately 10 larger regional and national banks with offices located within Valley Bank's primary service areas which also provide competition to Valley Bank.

Valley Bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. In certain aspects of its business, Valley Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses and other financial institutions, some of which are not subject to the same degree of regulation and restriction as Valley Bank and some of which have financial resources greater than those of Valley Bank. The future success of Valley Bank will depend primarily upon the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, interest earned on investment securities and Fed funds sold). Valley Bank competes for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than Valley Bank and thus may obtain deposits at lower rates of interest.

Products and Services

In conjunction with the growth of its asset base, Valley Bank has introduced new products and services to position itself to compete in its highly competitive market. Valley Bank's customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, Valley Bank has developed a mix of products and services tailored to its market. Additionally, Valley Bank offers a wide range of commercial and retail banking products and services to its customers. Deposit accounts include certificates of deposit and other time deposits, checking and other demand deposit accounts, interest-bearing checking accounts, savings accounts and money market accounts. Loans include real estate construction and development, commercial, installment and consumer loans. Other products and services include electronic funds transfers, electronic tax payment, and safe deposit boxes. Valley Bank also provides internet banking services through its "Valley eBank," and plans to add a bill-payment service to such internet banking services in the near future.

Lending Activities

The two main areas in which Valley Bank has directed its lendable funds are commercial and real estate loans. At September 30, 2002, these categories accounted for approximately 21.4% and 77.7%, respectively, of Valley Bank's total loan portfolio. Valley Bank's major source of income is interest and fees charged on loans.

In general, Valley Bank is permitted by Nevada law to make loans to single borrowers in aggregate amounts of up to twenty-five percent (25%) of the stockholders' equity of Valley Bank, actually paid in. Valley Bank's goal is to reduce the risk of undue concentrations of loans to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At September 30, 2002, Valley Bank had a concentration of loans secured by real estate representing approximately 77.7% of the loan portfolio. Of the loans secured by real estate, approximately 46.6% are commercial real estate, 17.5% are construction loans, and 8.4% are secured by land. These loans are concentrated 62% in the Las Vegas, Nevada area. Due to the diversity of the borrowers and product types, Valley Bank does not believe this loan concentration represents a significant risk, although a downturn in the Las Vegas area real estate market could have an adverse effect on Valley Bank and its operations. As Valley Bank matures, management intends to further diversify and broaden its loan portfolio.

Additionally, approximately 9.9% of Valley Bank's outstanding loans (8.4% of committed loans) are made to borrowers outside the State of Nevada, and secured by real property outside the State. These real estate loans are located in California and Arizona, where Valley Bank's management has extensive experience. Management believes that such loans reduce Valley Bank's economic exposure by reducing its concentration of loans secured by real estate in the Las Vegas area. Each of the out of state loans are loan participations involving reputable lenders that are experienced in the real estate market in which the properties are located. Additionally, Valley Bank generally sends its own representatives to conduct on-site evaluations of the borrowers and the properties securing the loans.

Valley Bank on occasion sells participations in loans when necessary to stay within lending limits or to otherwise limit its exposure. All such sales of participations in loans are on a non-recourse basis, limiting the exposure of Valley Bank to the amount of the loan that it has retained.

In the normal course of business there are various commitments outstanding and commitments to extend credit which are not reflected in the financial statements. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. Valley Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized.

Lending activities are conducted pursuant to a written loan policy, which has been adopted by the board of directors of Valley Bank. See "Loan Policy" below.

Valley Bank has entered into agreements with other banks to participate in certain of its commitments to extend credit to customers.

Valley Bank's loan policy provides that accrual of interest on loans will be discontinued when there is reasonable doubt as to the full, timely collections of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it will be reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Valley Bank currently has one loan on nonaccrual status, the Lakes Medical Imaging loan discussed under "Risk Elements – Nonaccrual, Past Due and Restructured Loans" below.

Loan Policy

Interest income on loans is based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to both principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

In the normal course of business there are various commitments outstanding and commitments to extend credits that are not reflected in the financial statements. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. Valley Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized.

Lending activities are conducted under a written loan policy that has been adopted by Valley Bank's board of directors. Each loan officer has a defined lending authority. Regardless of lending authority, individual secured and unsecured loans over $750,000 are approved by the Valley Bank Directors' Loan Committee.

Loan commitments are underwritten within Valley Bank's established guidelines for each loan category and carry no unusual risk.

At September 30, 2002 Valley Bank had loan commitments to loan monies totaling approximately $18.81 million. Of this amount, approximately $10.98 million (58.35%) is secured by real estate. Commercial and other loan commitments total approximately $7.83 million (41.65%) of total commitments.

Valley Bank has entered into agreements with other banks to participate in certain of its commitments to extend credit to customers. As noted above under "Lending Activities," all such agreements provide that the loan participations sold to other banks are sold on a non-recourse basis, thus limiting the potential exposure of Valley Bank to the amount of the loan that it retains (does not sell through a participation). Loan participations are customary in the banking industry, and the terms of the agreements between Valley Bank and the banks to which it sells loan participations contain customary terms and conditions.

Loan Portfolio: Loans Receivable

Total net loans of $106.64 million at September 30, 2002 reflected an increase of $14.47 million or 15.70%, compared to total loans for the year ended December 31, 2001.

The following table sets forth the composition of Valley Bank's loan portfolio at September 30, 2002, and December 31, 2001, 2000, 1999 and 1998.

	September 30, 2002 Amounts	September 30, 2002 Percent of Total Loans	December 31, 2001 Amounts	December 31, 2001 Percent of Total Loans	December 31, 2000 Amounts	December 31, 2000 Percent of Total Loans
			(dollars in thousands)			
Gross Loans:						
Commercial	$ 23,127	21.35%	$ 29,310	31.30%	$ 20,756	31.56%
Real Estate:						
Construction	28,024	25.87%	14,395	15.37%	14,991	22.79%
Mortgage	56,097	51.79%	48,942	52.26%	29,654	45.09%
Consumer	1,077	0.99%	1,002	1.07%	366	0.56%
Total	$ 108,325	100.00%	$ 93,649	100.00%	$ 65,767	100.00%

	December 31, 1999 Amounts	December 31, 1999 Percent of Total Loans	December 31, 1998 Amounts	December 31, 1998 Percent of Total Loans
	(dollars in thousands)			
Gross Loans:				
Commercial	$ 5,802	19.11%	$ 10	0.38%
Real Estate:				
Construction	7,477	24.62%	---	0.00%
Mortgage	16,964	55.87%	2,600	99.62%
Consumer	122	0.40%	---	0.00%
Total	$ 30,365	100.00%	$ 2,610	100.00%

Total mortgage loans secured by real estate mortgages at September 30, 2002 are composed of loans secured by 1-4 family residential (9.96%) and commercial real estate (90.04%). All mortgage loans are underwritten within Valley Bank's established lending guidelines.

The following table sets forth the maturities and interest sensitivities of Valley Bank's loan portfolio at September 30, 2002.

	Due in One Year or Less	Due after One through Five Years		Due after Five through Ten Years		Over Ten Years		
	Amount	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Gross Loans:								
Commercial	$ 9,234	$ 4,689	$ 5,430	$ 252	$ 2,695	$ ---	$ 827	$ 23,127
Real Estate:								
Construction	18,971	1,494	7,559	---	---	---	---	28,024
Mortgage	9,081	10,007	2,656	1,356	27,964	---	5,033	56,097
Consumer	608	469	---	---	---	---	---	1,077
Total	$37,894	$16,659	$15,645	$ 1,608	$30,659	$ ---	$ 5,860	$108,325

Loans with either fixed or variable interest rates are categorized by their maturity: Less than one year; one to five years; five to ten years; and over ten years. At September 30, 2002 Valley Bank had total loans of $37.89 million maturing in less than one year. Of this amount, $37.08 million or 97.85% are considered variable rate, indexed to the prime lending rate.

Valley Bank's real estate loan portfolio is secured by office buildings, land for development, single family homes and other real property located primarily in the Las Vegas, Nevada area. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%. Valley Bank's loan policy provides for a loan to value ratio of 75%, and Valley Bank's loan policy authorizes an increase in this requirement to 80% in certain circumstances.

Valley Bank had loans at December 31, 2001 and December 31, 2000 that were classified as impaired as defined by SFAS 114. See Note 3 to the audited financial statements that are included in this Offering Circular.

Asset and Liability Management

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The principal focus of asset/liability management is the identification, measurement, control and monitoring of processes and strategies that will enhance net interest margins and capital values during periods of changing interest rates.

Valley Bank's board of directors has adopted an asset/liability policy that establishes a prudent interest rate risk management plan. Valley Bank's Asset and Liability Management Committee is responsible for measuring, controlling and monitoring its interest rate position. Management uses various tools and techniques to quantify the exposure to changing interest rates including traditional "gap" analysis, earnings at risk and economic value at risk models.

At September 30, 2002, Valley Bank had a negative cumulative repricing gap within one year of approximately $8.03 million, or approximately 5.95% of total earning assets. This negative repricing gap indicates that our future earnings may be materially adversely impacted by a rise in market interest rates, and such impact would primarily be felt in the twelve month period after such a rise in rates.

The following table represents interest sensitivity profiles for Valley Bank as of September 30, 2002. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. "Interest sensitive gap" is the difference between total earning assets and total interest-bearing liabilities repricing in any given period.

	Within One Year		One Year to Five Years		Over Five Years			
	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Grand Total	% of Total Earning Assets
	(dollars in thousands)							
Rate Sensitive Assets:								
Loan Portfolio (Gross)	$ 59,997	44.44%	$ 47,183	34.95%	$ 1,145	0.85%	$108,325	80.23%
Investment Portfolio	---	0.00%	1,006	0.75%	---	0.00%	1,006	0.75%
FF Sold and Int. bearing deps.	25,686	19.02%	---	0.00%	---	0.00%	25,686	19.02%
Total	$ 85,683	63.46%	$ 48,189	35.70%	$ 1,145	0.85%	$135,017	100.00%
Rate Sensitive Liabilities:								
Savings, NOW and interest checking	$ 44,457	32.93%	$ ---	0.00%	$ ---	0.00%	$ 44,457	32.93%
Time deposits	49,256	36.48%	22,178	16.43%	---	0.00%	71,434	52.91%
Total	$ 93,713	69.41%	$ 22,178	16.43%	$ ---	0.00%	$115,891	85.84%
Interest sensitive gap	$ (8,030)	(5.95%)	$ 26,01	19.26%	$ 1,145	0.85%	$ 19,126	14.17%
Cumulative gap	$ (8,030)	(5.95%)	$ 17,981	13.32%	$ 19,126	14.17%		

Assets

At September 30, 2002, total assets were $140.41 million, an increase of $34.93 million from December 31, 2001. This growth has primarily occurred in loans and investments. Total average assets for the year 2001 were $99.72 million.

Management of Valley Bank considers many criteria in managing assets, including credit-worthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth Valley Bank's interest earning assets by category at September 30, 2002, and at December 31, 2001, 2000, 1999 and 1998.

Earning Assets

	September 30, 2002		December 31, 2001		December 31, 2000	
	Amount	% Earning Assets	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$106,635	79.98%	$ 92,172	93.07%	$ 64,603	76.40%
Investment Portfolio	1,006	0.75%	728	0.74%	3,390	4.01%
FF Sold and Int. Bearing Deps.	25,686	19.27%	6,139	6.19%	16,563	19.59%
Total	$133,327	100.00%	$ 99,039	100.00%	$ 84,556	100.00%

	December 31, 1999		December 31, 1998	
	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$ 29,892	84.45%	$ 2,568	27.19%
Investment Portfolio	3,035	8.57%	---	0.00%
FF Sold and Int. Bearing Deps.	2,468	6.98%	6,875	72.81%
Total	$ 35,395	100.00%	$ 9,443	100.00%

At September 30, 2002 and at December 31, 2001 and 2000, obligations of the United States Government or its agencies and obligations of states and political subdivisions represented 99.70%, 100.00% and 41.09%, respectively, of the investment portfolio.

The following tables present the maturity distribution of the amortized cost and estimated market value of Valley Bank's debt securities at September 30, 2002, December 31, 2001 and 2000. The weighted average yields on these instruments are presented based on final maturity. Yields on obligations of states and political subdivisions have not been adjusted to a fully taxable equivalent basis.

	September 30, 2002	December 31, 2001	December 31, 2000
		(in thousands)	
U.S. government and agency securities	$ 1,003	$ 728	$ 1,393
Mortgage-backed securities	---	---	---
Total	$ 1,003	$ 728	$ 1,393

	September 30, 2002							
	Due in one year or less		Over one through five years		Over five through ten years		Over ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. government and agency securities	---	---	$1,003	3.01%	---	---	---	---
Mortgage-backed securities	---	---	---	---	---	---	---	---
Total								

	December 31, 2001							
	Due in one year or less		Over one through five years		Over five through ten years		Over ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. government and agency securities	$728	3.28%	---	---	---	---	---	---
Mortgage-backed securities	---	---	---	---	---	---	---	---
Total								

Investment Policy

The objective of Valley Bank's investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for Valley Bank, yet still maintain sufficient liquidity to meet fluctuations in Valley Bank's loan demand and deposit structure. In doing so, Valley Bank balances the market and credit risks against the potential investment return, makes investments compatible with the pledge requirements of Valley Bank's deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Executive Vice President/Chief Financial Officer are authorized to execute security transactions for the investment portfolio, subject to Valley Bank's investment policy and monthly review by Valley Bank's board of directors.

Valley Bank's investment securities portfolio of $1 million at September 30, 2002 consisted of securities available for sale, which are carried at market value. In addition, unrealized gains on investment securities available for sale were $0 and unrealized losses were $6,997. Valley Bank's investment securities portfolio of $730,000 at December 31, 2001 consisted of securities available for sale, which are carried at market value. In addition, unrealized gains on investment securities available for sale were $15,521 and unrealized losses were $0.

At September 30, 2002 Valley Bank had no mortgage-backed securities in the available for sale category. Mortgage-backed securities have uncertain cash flows that are driven by interest rate movements and expose Valley Bank to greater market risk than traditional medium-term notes. All of Valley Bank's investments of this type are government agency issues (primarily Federal Home Loan Bank and Federal National Mortgage Association).

Investment Portfolio

As described above, Valley Bank's investment policy is to establish a portfolio which will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations while at the same time achieving a satisfactory investment return on the funds invested. The investment policy is reviewed annually by Valley Bank's board of directors. Valley Bank stresses the following attributes for its investments: safety of principal, liquidity, yield, price appreciation and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, Valley Bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available for Sale.

Held to Maturity includes debt securities that Valley Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At December 31, 2001 Valley Bank had no securities Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. As of December 31, 2001 Valley Bank held no securities as Trading Securities.

Available for Sale securities include those which may be disposed of prior to maturity. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity.

The following table sets forth weighted average yields earned by Valley Bank on its earning assets and the weighted average yields paid on its average deposits and other interest-bearing liabilities for the periods indicated. The table also presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates.

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

(Dollars in Thousands)

	Nine Months ended September 30					
	2002			2001		
	Avg. Bal.	Int. Inc/(Exp)	Avg. Rate	Avg. Bal.	Int. Inc/(Exp)	Avg. Rate
Assets						
Earning assets:						
Loans	$ 100,940	$ 6,144	8.12%	$ 79,645	$ 5,701	9.54%
Federal funds sold	12,557	159	1.69%	8,559	281	4.38%
Interest bearing deposits	3,733	75	2.68%	2,173	89	5.46%
Investment securities	1,059	35	4.41%	1,279	38	3.96%
Total earning assets and interest income	$ 118,289	$ 6,413	7.23%	$ 91,656	$ 6,109	8.89%
Non-interest earning assets:						
Cash and due from banks	$ 2,986			$ 2,729		
Premises and equipment	2,940			2,977		
Other assets	1,365			629		
Allowance for credit losses	(1,019)			(822)		
Total assets	$ 124,561			$ 97,169		
Liabilities and Shareholders' Equity						
Interest bearing liabilities:						
Interest bearing demand deposits	$ 36,538	$ 433	1.58%	$ 22,439	$ 541	3.21%
Savings deposits	5,806	55	1.26%	4,673	95	2.71%
Time deposits $100,000 or more	21,532	625	3.87%	17,572	699	5.30%
Other time deposits	38,077	1,286	4.50%	34,365	1,736	6.74%
Short-term borrowings	---	---	0.00%	---	---	0.00%
Total interest bearing liabilities	$ 101,953	$ 2,399	3.14%	$ 79,049	$ 3,071	5.18%
Noninterest-bearing liabilities:						
Demand deposits	$ 10,540			$ 6,699		
Other liabilities	878			780		
Shareholders' equity	11,190			10,641		
Total liabilities and shareholders' equity	$ 124,561			$ 97,169		
Net interest income		$ 4,014	4.52%		$ 3,038	4.42%

	Twelve Months ended December 31								
	2001			2000			1999		
	Avc. Bal.	Int Inc/(Exp)	Avg. Rate	Ave. Bal.	Int Inc/(Exp)	Avg. Rate	Avc. Bal.	Int Inc/(Exp)	Avg. Rate
Assets									
Earning assets:									
Loans	$ 82,297	$ 7,487	9.10%	$ 45,073	$ 4,601	10.21%	$ 15,220	$ 1,480	9.72%
Federal funds sold	7,838	311	3.97%	8,442	532	6.30%	6,295	310	4.92%
Interest bearing deposits	2,337	112	4.79%	3,389	237	6.99%	1,260	65	5.16%
Investment securities	1,647	57	3.46%	3,383	211	6.24%	1,322	71	5.37%
Total earning assets and interest income	$ 94,119	$ 7,967	8.46%	$ 60,287	$ 5,581	9.26%	$ 24,097	$ 1,926	7.99%
Non-interest earning assets:									
Cash and due from banks	$ 2,762			$ 1,220			$ 572		
Premises and equipment	2,979			2,850			1,697		
Other assets	716			360			125		
Allowance for credit losses	(855)			(437)			(140)		
Total assets	$ 99,721			$ 64,280			$ 26,351		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Interest bearing demand deposits	$ 23,975	$ 662	2.76%	$ 10,682	$ 536	5.02%	$ 3,433	$ 144	4.19%
Savings deposits	4,843	112	2.31%	4,308	198	4.60%	2,368	101	4.27%
Time deposits $100,000 or more	18,297	923	5.04%	9,608	511	5.32%	3,143	154	4.90%
Other time deposits	33,883	2,210	6.52%	27,769	1,840	6.63%	8,664	459	5.30%
Short-term borrowings	---	---	0.00%	---	---	0.00%	---	---	0.00%
Total interest bearing liabilities	$ 80,998	$ 3,907	4.82%	$ 52,367	$ 3,085	5.89%	$ 17,608	$ 858	4.87%
Noninterest-bearing liabilities:									
Demand deposits	$ 7,133			$ 3,210			$ 1,821		
Other liabilities	863			469			211		
Shareholders' equity	10,727			8,234			6,711		
Total liabilities and shareholders' equity	$ 99,721			$ 64,280			$ 26,351		
Net interest income		$ 4,060	4.31%		$ 2,496	4.14%		$ 1,068	4.43%

(1) For purposes of this schedule, nonaccrual loans are included in the average balances.
(2) Interest income on loans includes amortized fees of $554,804 and $376,969 for the nine months ended September 30, 2002 and 2001, respectively, and $535,025, $206,523 and $87,761 for the years ended December 31, 2001, 2000 and 1999, respectively.

Changes in interest income and expense and the amounts attributable to rate and volume changes for the nine months ended September 30, 2002 and the years ended December 31, 2001 and 2000 are presented below. For purposes of this analysis, changes in rate/volume are allocated to rate and volume in the ratio that the absolute value of each bears to the absolute total.

(in thousands)

	Net change			Rate			Volume		
	9/30/02[1]	12/31/01	12/31/00	9/30/02[1]	12/31/01	12/31/00	9/30/02[1]	12/31/01	12/31/00
Earning assets:									
Loans	$ 705	$ 2,886	$ 3,121	$ (808)	$ (500)	$ 74	$ 1,513	$ 3,386	$ 3,047
Federal funds sold	(99)	(221)	222	(179)	(197)	87	80	(24)	135
Interest bearing deposits	(12)	(125)	172	(49)	(75)	21	37	(50)	151
Investment securities	(10)	(154)	140	16	(94)	14	(26)	(60)	126
Interest income	$ 584	$ 2,386	$ 3,655	$ (1,020)	$ (866)	$ 196	$ 1,604	$ 3,252	$ 3,459
Interest bearing liabilities:									
Interest bearing demand deposits	$ (85)	$ 126	$ 392	$ (284)	$ (241)	$ 28	$ 199	$ 367	$ 364
Savings deposits	(39)	(86)	97	(51)	(98)	8	12	12	89
Certificates of deposit less than $100,000	(495)	370	1,381	(684)	(29)	115	189	399	1,266
Certificates of deposit $100,000 or more	(90)	412	356	(215)	(26)	12	125	438	344
Total interest bearing deposits	$ (709)	$ 822	$ 2,226	$ (1,234)	$ (394)	$ 163	$ 525	$ 1,216	$ 2,063
Short-term borrowings	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---
Total interest expense	$ (709)	$ 822	$ 2,226	$ (1,234)	$ (394)	$ 163	$ 525	$ 1,216	$ 2,063
Net interest income	$ 1,293	$ 1,564	$ 1,429	$ 214	$ (472)	$ 33	$ 1,079	$ 2,036	$ 1,396

[1]Annualized

Deposits

Valley Bank's primary sources of funds are interest-bearing deposits. The following table sets forth Valley Bank's deposit structure at September 30, 2002 and December 31, 2001, 2000, 1999 and 1998:

(dollars in thousands)

	September 30, 2002		December 31, 2001		December 31, 2000	
	Amount	% Total Deposits	Amount	% Total Deposits	Amount	% Total Deposits
Non-interest bearing demand	$ 12,527	9.75%	$ 8,923	9.50%	$ 5,315	6.66%
Interest-bearing demand	8,903	6.93%	6,353	6.76%	2,966	3.71%
Money market	28,740	22.38%	20,870	22.21%	14,158	17.73%
Savings	6,814	5.31%	5,352	5.70%	4,096	5.13%
Certificates of deposit less than $100,000	45,770	35.64%	32,733	34.84%	38,986	48.82%
Certificates of deposit $100,000 or more	25,665	19.99%	19,718	20.99%	14,339	17.95%
Total deposits	$ 128,419	100.00%	$ 93,949	100.00%	$ 79,860	100.00%

	December 31, 1999		December 31, 1998	
	Amount	% Total Deposits	Amount	% Total Deposits
Non-interest bearing demand	$ 2,028	6.23%	$ 791	24.08%
Interest-bearing demand	501	1.54%	135	4.11%
Money market	5,085	15.63%	1,075	32.72%
Savings	4,115	12.65%	182	5.54%
Certificates of deposit less than $100,000	14,827	45.58%	502	15.28%
Certificates of deposit $100,000 or more	5,975	18.37%	600	18.27%
Total deposits	$ 32,531	100.00%	$ 3,285	100.00%

The following tables present a breakdown by category of the average amount of deposits and the weighted average rate paid on deposits for the periods as indicated:

	Nine Months Ended September 30, 2002		Years Ended December 31, 2001		Years Ended December 31, 2000	
	(dollars in thousands)					
	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid
Non-interest bearing demand	$ 10,540	0.00%	$ 7,133	0.00%	$ 3,210	0.00%
Interest-bearing demand	36,538	1.58%	23,975	2.76%	10,682	5.02%
Savings	5,806	1.26%	4,843	2.31%	4,308	4.60%
Certificates of deposit	59,609	4.27%	52,180	6.00%	37,377	6.29%
Total	$ 112,493	2.84%	$ 88,131	4.43%	$ 55,577	5.55%

	Years Ended December 31, 1999		Years Ended December 31, 1998	
	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid
Non-interest bearing demand	$ 1,821	0.00%	$ 85	0.00%
Interest-bearing demand	3,433	4.19%	148	3.75%
Savings	2,368	4.27%	17	4.16%
Certificates of deposit	11,807	5.19%	97	5.00%
Total	$ 19,429	4.42%	$ 347	3.25%

At September 30, 2002, December 31, 2001, 2000, 1999 and 1998, certificates of deposit of $100,000 or more aggregated approximately $25.67 million, $19.72 million, $14.34 million, $5.98 million, and $0.6 million, respectively. The following table indicates, as of the dates indicated, the dollar amount of $100,000 or more certificates of deposit by the time remaining until maturity:

	September 30, 2002	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1998
Maturity in:					
Three months or less	$ 3,599	$ 3,354	$ 3,736	$ ---	$ ---
Over three months through 6 months	4,380	6,817	2,352	---	---
6 – 12 months	8,231	8,505	5,339	5,975	600
Over twelve months	9,455	1,042	2,912	---	---
Total	$ 25,665	$ 19,718	$ 14,339	$ 5,975	$ 600

Credit Risk Management and Allowance for Loan Losses

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of Valley Bank. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, Valley Bank has established specific terms and maturity schedules for each loan type, such as commercial, real estate, consumer, etc.

The loan portfolio is regularly reviewed and management determines the amount of loans to be charged-off. In addition, such factors as Valley Bank's previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require Valley Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof which is classified as a "loss" by regulatory examiners is charged-off.

The allowance for credit loss is maintained at a level that management considers adequate to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectability may not be assured. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred; the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; Valley Bank has no recourse to the borrower, or if it doers, the borrower has insufficient assets to pay the debt; the estimated fair market value of the collateral is significantly below the current loan balance; and there is little or no near-term prospect for improvement.

The allowance for loan loss is viewed by management as a single, unallocated allowance available for all loans. Rules and formulas relative to the adequacy of the allowance, although useful as guidelines to management, are not rigidly applied. The allowance for credit losses at September 30, 2002 was $1.23 million, or 1.13% of loans outstanding. The allowance for credit losses at year end 2001 was $900,000, or 1.01% of loans outstanding, net of unearned income, compared to $720,000, or 1.10%, at year end 2000. The following table presents data related to Valley Bank's allowance for credit losses for the nine months ended September 30, 2002 and for the years ended December 31, 2001, 2000, 1999 and 1998.

Summary of Credit Loss Experience and Related Information

(in thousands)

	Nine months ended September 30	Year ended December 31			
	2002	2001	2000	1999	1998
Balance at beginning of period	$ 947	$ 722	$ 259	$ 26	$ ---
Charge-offs:					
Commercial	1,118	19	---	---	---
Real estate construction	---	96	---	---	---
Real estate mortgage	---	---	---	---	---
Consumer	---	---	---	---	---
Total charge-offs	$ 1,118	$ 115	$ 1	$ ---	$ ---
Recoveries:					
Commercial	---	---	---	---	---
Real estate construction	---	---	---	---	---
Real estate mortgage	---	---	---	---	---
Consumer	---	---	---	---	---
Total recoveries	$ ---	$ ---	$ ---	$ ---	$ ---
Net charge-offs	$ 1,118	$ 115	$ 1	$ ---	$ ---
Provision charged to operations	$ 1,397	$ 340	$ 464	$ 233	$ 26
Balance at end of period	$ 1,226	$ 947	$ 722	$ 259	$ 26
Loans outstanding:					
End of period (Gross)	$ 108,325	$93,649	$65,767	$30,365	$ 2,610
Average during the period	101,506	82,780	45,395	15,334	1,305
Ratio of allowance for credit losses at end of period to:					
Loans outstanding at end of period	1.13%	1.01%	1.10%	0.85%	1.00%
Average loans outstanding during the period	1.21%	1.14%	1.59%	1.69%	1.99%
Ratio of net charge offs during the period to average loans outstanding during the period	1.10%	0.14%	0.00%	0.00%	0.00%

Loan Loss Reserves Allocation
(dollars in thousands)

	September 30, 2002		December 31, 2001		December 31, 2000	
	Allocation	Percentage[(1)]	Allocation	Percentage[(1)]	Allocation	Percentage[(1)]
Commercial	$ 231	21.35%	$ 253	31.30%	$ 172	31.56%
Real estate	775	51.79%	551	52.26%	438	45.09%
Construction	190	25.87%	125	15.37%	107	22.79%
Consumer	30	0.99%	18	1.07%	5	0.56%
	$ 1,226	100.00%	$ 947	100.00%	$ 722	100.00%

	December 31, 1999		December 31, 1998	
	Allocation	Percentage[(1)]	Allocation	Percentage[(1)]
Commercial	$ 49	19.11%	$ ---	0.38%
Real estate	144	55.87%	26	99.62%
Construction	64	24.62%	---	0.00%
Consumer	2	0.40%	---	0.00%
	$ 259	100.00%	$ 26	100.00%

[(1)]Percentage of loans in each category to total loans.

The allocation of the allowance is presented based in part on evaluations of past history and composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

The following table sets forth information regarding non-performing loans of Valley Bank on the dates indicated.

Risk Elements - Nonaccrual, Past Due and Restructured Loans
(in thousands)

At September 30, 2002 and December 31, 2001

	September 30, 2002	December 31, 2001
Loans accounted for on a nonaccrual basis	$ 200	$2,265
Accruing loans which are contractually past due 90 days or more	182	116
Restructured loans	---	---
Total	$ 382	$2,381

As of October 31, 2002, Valley Bank has one loan balance on nonaccrual, the $200,000 remaining balance of the Lakes Medical Imaging Loan (see "BUSINESS – Legal Proceedings" above). Of that total, Valley Bank has reserved $160,000 in the loan loss reserve for this specific credit. The remainder of the balance is expected to be reduced though the liquidation of some of the collateral taken in connection with that transaction.

At December 31, 2001 and 2000

(in thousands)

	90 Days or More Past Due		Nonaccrual		Restructured		Lost Interest	
	12/31/01	12/31/00	12/31/01	12/31/00	12/31/01	12/31/00	12/31/01	12/31/00
Commercial	$ 116	---	$1,500	$ 637	---	---	$ 50	$ 16
Real estate	---	---	765	---	---	---	19	---
Consumer	---	---	---	---	---	---	---	---
Total	$ 116	---	$2,265	$ 637	---	---	$ 69	$ 16

Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented in this offering circular have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of Valley Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of Valley Bank are monetary in nature. As a result, interest rates have a more significant impact on Valley Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Liquidity Management

Liquidity management involves the ability to meet the cash-flow requirements of customers who are depositors desiring to withdraw funds and borrowers requiring assurance that sufficient funds will be available to meet their credit needs. Valley Bank's liquidity management practices focus on the ability to generate cash within a reasonable time frame and at a reasonable cost. Valley Bank's primary sources of liquidity are total cash and due from banks, federal funds sold and its investment portfolio. Valley Bank's investment portfolio is relatively short in nature and is structured to provide a steady and predictable stream of income cash flows. The majority of the portfolio could also quickly be converted to cash or used as collateral against borrowings at the Federal Reserve Bank. Valley Bank also maintains credit lines with its correspondent banking relationships.

In order to ensure adequate funds are available at all times, Valley Bank has policies and procedures in place to monitor liquidity levels on a regular basis. Valley Bank is not subject to any specific liquidity requirements imposed by regulatory orders. Valley Bank is subject to general FDIC safety and soundness guidelines. Management believes that its current liquidity levels are adequate.

Capital Resources and Adequacy

Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. This is achieved by improving profitability through effectively allocating resources to more profitable businesses, improving asset quality, strengthening service quality, and streamlining costs. The primary measures used by management to monitor the results of these efforts are the ratios of average equity to average assets, average tangible equity to average tangible assets, and average equity to net loans.

The Federal Reserve Board has adopted capital guidelines governing the activities of bank holding companies. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments.

The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital consists of Tier I capital which is generally common shareholders' equity less goodwill and Tier II capital which is primarily a portion of the allowance for credit losses and certain qualifying debt instruments. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The framework for calculating risk-based capital requires banks and bank holding companies to meet the regulatory minimums of 4% Tier I and 8% total risk-based capital. In 1990 regulators added a leveraged computation to the capital requirements, comparing Tier I capital to total average assets less goodwill.

On September 30, 2002 Valley Bank exceeded the regulatory minimums and qualified as a well-capitalized institution under the regulations.

The Federal Deposit Insurance Corporation Improvement Act of 1992 established five capital categories for banks and bank holding companies. The bank regulators adopted regulations defining these five capital categories in September 1992. Under these new regulations each bank is classified into one of the five categories based on its level of risk-based capital as measured by Tier I capital, total risk-based capital, and Tier I leverage ratios and its supervisory ratings. See Note 9 to the Consolidated Financial Statements for capital ratios.

Valley Bancorp Selected Quarterly Financial Data

(in thousands)

	Quarter Ended										
	9/30/2002	6/30/2002	3/31/2002	12/31/2001	9/30/2001	6/30/2001	3/31/2001	12/31/2000	9/30/2000	6/30/2000	3/31/2000
Interest income	$ 2,330	$ 2,116	$ 1,967	$ 1,858	$ 2,133	$ 1,999	$ 1,977	$ 1,852	$ 1,473	$ 1,240	$ 1,016
Interest expense	826	794	779	836	1,031	1,008	1,032	1,055	773	678	579
Net Interest income	$ 1,504	$ 1,322	$ 1,188	$ 1,022	$ 1,102	$ 991	$ 945	$ 797	$ 700	$ 562	$ 437
Other income	$ 66	$ 45	$ 44	$ 73	$ 50	$ 40	$ 55	$ 28	$ 26	$ 19	$ 16
Other expense	919	882	842	808	820	862	695	608	484	464	428
Net operating income	$ 651	$ 485	$ 390	$ 287	$ 332	$ 169	$ 305	$ 217	$ 242	$ 117	$ 25
Provision for loan losses	$ 195	$ 2	$ 82	$ 2	$ 87	$ 41	$ 95	$ 163	$ 119	$ 64	$ 117
Loans charged off	---	1,118	---	96	19	---	---	1	---	---	---
Income tax expense (benefit)	156	(218)	100	42	5	49	---	1	(118)	---	---
Net income (loss)	$ 300	$ (417)	$ 208	$ 147	$ 221	$ 79	$ 210	$ 52	$ 241	$ 53	$ (92)

	Year-To-Date Ended										
	9/30/2002	6/30/2002	3/31/2002	12/31/2001	9/30/2001	6/30/2001	3/31/2001	12/31/2000	9/30/2000	6/30/2000	3/31/2000
Interest income	$ 6,413	$ 4,083	$ 1,967	$ 7,967	$ 6,109	$ 3,976	$ 1,977	$ 5,581	$ 3,729	$ 2,256	$ 1,016
Interest expense	2,399	1,573	779	3,907	3,071	2,040	1,032	3,085	2,030	1,257	579
Net Interest income	$ 4,014	$ 2,510	$ 1,188	$ 4,060	$ 3,038	$ 1,936	$ 945	$ 2,496	$ 1,699	$ 999	$ 437
Other income	$ 155	$ 89	$ 44	$ 218	$ 145	$ 95	$ 55	$ 89	$ 61	$ 35	$ 16
Other expense	2,643	1,724	842	3,185	2,377	1,557	695	1,984	1,376	892	428
Net operating income	$ 1,526	$ 875	$ 390	$ 1,093	$ 806	$ 474	$ 305	$ 601	$ 384	$ 142	$ 25
Provision for loan losses	$ 279	$ 84	$ 82	$ 225	$ 223	$ 136	$ 95	$ 463	$ 300	$ 181	$ 117
Loans charged off	1,118	1,118	---	115	19	---	---	1	---	---	---
Income tax expense (benefit)	38	(118)	100	96	54	49	---	(117)	(118)	---	---
Net income (loss)	$ 91	$ (209)	$ 208	$ 657	$ 510	$ 289	$ 210	$ 254	$ 202	$ (39)	$ (92)

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The purpose of this discussion and analysis is to provide the reader with a concise description of the financial condition and changes to financial condition and results of operations for Valley Bancorp and Valley Bank for the nine months ended September 30, 2002 and 2001, and for the years ended December 31, 2001 and 2000.

Results of Operations

For the Nine Months Ended September 30, 2002 and 2001

Valley Bancorp had net income of $91,000 or $0.06 per adjusted common share outstanding for the first nine months of 2002 compared to a net income for the first nine months of 2001 of $509,000 or $0.39 per adjusted common share outstanding. Our returns on average assets and average common equity for the first nine months of 2002 were 0.07% and 0.82%, compared to 0.52% and 4.78%, respectively, for the first nine months of 2001.

Net income for the first nine months of the year was significantly impacted by an approximately $1.11 million charge off on the "Lakes Medical Imaging" loan (see legal proceedings above), taken in the second quarter. The after tax cost of approximately $740,000 led to a second quarter loss of $417,000. Profitability of $208,000 in the first quarter and $300,000 in the third quarter allowed us to maintain positive net income for the first nine months of the year.

Net interest income for the first nine months of 2002 increased $976,000 to $4.01 million versus $3.04 million for the first nine months of 2001. The increase is attributable to loan growth. Loans grew 22.55% from the September 30, 2001 total of $87.02 million, to a total of $106.64 million as of September 30, 2002. Total company assets were $140.41 million at September 30, 2002, compared to $108.69 million as of September 30, 2001, which represents a growth of 29.18%.

The net interest margin was 4.52% for the first nine months of 2002 compared to 4.42% for the same period in 2001. The yield on the investment portfolio was 2.07% for the first nine months of 2002 compared to 4.53% for the same period in 2001.

Non-interest income increased $10,000 for the first nine months of 2002 to $155,000 from $145,000 for the same period in 2001. The increase is attributable to increased volume in service charges. Non-interest expenses for the first nine months of 2002 increased $313,000 to $2.64 million, compared to $2.38 million for the first nine months of 2001. The increase in operation expenses is due to an increase in personnel expense of $67,000, and professional fees of $115,000. However, as a percentage of average assets, personnel expense and professional fees decreased to 1.27% for the first nine months of 2002, from 1.44% for the same period in 2001. Total non-interest expenses as a percentage of average assets have decreased to 2.12% as of September 30, 2002, compared to 2.45% as of September 30, 2001.

For the Years ended December 31, 2001 and 2000

Valley Bancorp's net income for the year 2001 was $657,000, which represents an increase of 158.66% compared to $254,000 for the year 2000. Our return on average assets was 0.66% for 2001 and 0.40% for 2000. Return on average common equity was 6.12% for 2001 and 3.09% for 2000.

Net interest income for 2001 increased $1.56 million to $4.06 million compared to $2.50 million for 2000. Higher loan volume of $92.17 million at December 31, 2001 versus $64.60 million accounted for most of the net interest income increase.

Net interest margin for 2001 was 4.31% versus 4.14% for 2000. Although interest rates such as Prime Rate and Federal Funds Rate had dropped eleven (11) times for a total of 4.75% in the year 2001, Valley Bancorp was successful in maintaining its net interest margin.

Non-interest income increased $129,000 to $218,000 for 2001 from $89,000 for 2000. This increase was due primarily to higher service charges on deposit accounts.

Non-interest expenses for the year 2001 of $3.19 million increased $1.20 million from the year 2000 of $1.99 million. Of the $1.20 million increase, $683,000 or 57% came from personnel expense. As a percentage of average assets, non-interest expenses represented 3.19% for 2001 and 3.09% for 2000. The following table sets forth the composition of Valley Bancorp's non-interest expenses for the years ended December 31, 2001 and December 31, 2000.

	Non Interest Expense *(dollars in thousands)*			
	2001	% Average Assets	2000	% Average Assets
Salaries & Benefits	$ 1,809	1.81%	$ 1,126	1.75%
Occupancy	198	0.20%	110	0.17%
FF&E Expense	188	0.19%	147	0.23%
Administrative Expenses	183	0.18%	139	0.22%
Professional Fees	123	0.12%	74	0.12%
Office Supplies & Printing	107	0.11%	62	0.10%
Data Processing	155	0.16%	106	0.16%
Business Development	121	0.12%	70	0.11%
Outside Services	145	0.15%	96	0.15%
Other Operating Expenses	156	0.16%	55	0.09%
Total Operating Expenses	$ 3,185	3.19%	$ 1,985	3.09%

Financial Position

Valley Bancorp's total assets grew 33.12% or $34.93 million during the first nine months of 2002, to a total on September 30, 2002 of $140.41 million. The growth in assets is primarily attributable to deposit growth from business customers and our ability to lend out those funds.

Portfolio investments increased by $19.82 million during the first nine months of 2002 to $26.69 million from $6.87 million at December 31, 2001.

Net loans increased by $14.47 million or 15.70% from $92.17 million at December 31, 2001 to $106.64 million at September 30, 2002. This growth was primarily in commercial, commercial real estate, and commercial construction loans, which grew $13.97 million.

Deposits grew during the first nine months of 2002 by $34.47 million or 36.69% to $128.42 million at September 30, 2002. The majority of this growth was in time deposits.

Capital Requirements

Valley Bancorp's equity capital was $11.14 million at September 30, 2002 compared to $11.04 million at December 31, 2001. This increase of $0.10 million primarily consists of net income. No dividends were paid during 2001 and Valley Bancorp does not anticipate that any dividends will be paid in the foreseeable future.

At December 31, 2001, Valley Bancorp's Tier I Capital to Average Assets was 10.24%, Tier I capital to Risk Weighted Assets was 11.33% and Total Capital was 12.31%. Valley Bancorp would be considered "well capitalized" within applicable Federal regulatory guidelines at December 31, 2001. See Note 9 to Valley Bancorp's Consolidated Financial Statements contained in this offering circular for a table that shows the requirements for being "well capitalized" under such guidelines.

Liquidity Resources

Liquidity management focuses on the need to meet both short-term funding requirements and long-term growth objectives. Primary sources of funds for liquidity include deposits, loan repayments and security repayments or sales if available for sale securities. Valley Bank also has borrowing lines at PCBB correspondent banks in the aggregate amount of $3 million.

Valley Bancorp's and Valley Bank's capital amounts are well above minimum capital adequacy (see Note 9 to Valley Bancorp's Consolidated Financial Statements contained in this offering circular). Our short-term plans call for growth to continue, with such growth expected to be funded through increased deposits and borrowings, continued profits and future stock sales. However, due to uncertainty that the market, and the U.S. economy generally, have recently experienced, it is possible that our future growth will not increase at historic rates.

$49.26 million of our certificates of deposit mature within the next year. In the normal course of business and consistent with our past experience we expect most of these deposits to be renewed. With a modest loan to deposit ratio of 83% plus unused borrowing lines of $3 million, plus short-term investments of $26.7 million, we have significant liquidity to meet any need that could arise from these certificates not being renewed as anticipated.

Asset Quality

The Allowance for Loan and Lease Losses ("ALLL"), a reserve set-aside on an ongoing basis to allow for potential loan losses, increased $1.40 million for the first nine months of 2002. This was a $1.16 million increase over the same period allocation in 2001 of $.24 million. The majority of the increased reserve was the allocation for the Lakes Medical Imaging Loan referred to earlier in the "Legal Proceedings" section. In the normal course of events, the reserve total is increased due to ongoing, monthly analysis of the loan portfolio as well as general economic conditions, historic loan loss experience and loan mix. Due to the circumstances involved in the Lakes Medical Imaging Loan, the Bank elected to take the most conservative approach, and charge the majority of the loan to the loss reserve. With the size of the loss, the Bank had to significantly increase its allocation to replenish the reserve. Other losses experienced by the Bank in its history have been insignificant, and have been covered by the amounts allocated through the monthly analysis.

Accruing loans that are contractually past due 90 days or more were $.18 million at September 30, 2002, compared to $.12 million at December 31, 2001. Of that total of $.18 million, $.15 million is secured by real estate sufficient to prevent a loan loss.

Non-performing loans as a percentage of net loans before the ALLL was 2.56% as of December 31, 2001, and 0.98% as of December 31, 2000. The ALLL to non-performing loans, which is a measure of Valley Bank's ability to cover problem assets with existing reserves, was 320.94% as of September 30, 2002.

MANAGEMENT

Directors and Executive Officers

The directors and executive officers of Valley Bancorp and Valley Bank are as follows:

Name	Age	Director Since	Position(s) Held
Directors			
George A. Brizendine	65	1998	Director
Don Hamilton	65	1998	Director
Mary E. Hausch	53	1998	Director
Barry L. Hulin	56	1998	President and CEO, Director
Thomas J. Krob	52	1998	Vice Chairman of the Board
James A. McKellar, Sr.	83	1998	Director
Robert E. O'Connell	82	1998	Chairman of the Board
Dick Rottman	65	1999	Director
William E. Snyder	53	1998	Director
Dan H. Stewart	49	1998	Director
Gary Vause	64	1998	Director
Executive Officers			
Steve Gilbert	47	N/A	Executive Vice President & Chief Credit Officer
Dick Holtzclaw	44	N/A	Executive Vice President & Chief Financial Officer

Our Bylaws provide that the number of directors must fall within a range between 5 and 15, the exact number to be fixed by resolution of the board of directors. The board of directors has set the size of the board at 11 persons.

Directors are elected for a term of three years and until their successors have been elected and qualified. Our Bylaws provide that the terms of the directors be staggered such that approximately one-third of the total number of directors is elected each year.

There are no family relationships among any of our directors and executive officers.

Directors

George A. Brizendine, Director. Mr. Brizendine, a 1963 graduate of Arizona State University is a principal in the firm of Brizendine Engineering. A 35-year resident of Nevada, Mr. Brizendine has served 12 years on the Nevada State Board of Registered Professional Engineers/Land Surveyors, including four years as Chairman.

Don Hamilton, Director. Mr. Hamilton, a graduate of the University of Southern California, has been the owner and manager of a variety of businesses in the Las Vegas area for the past 30 years. He currently owns a group of childcare and preschool centers known as "Happy Days". Mr. Hamilton has also been involved in an advertising agency, management of political campaigns, and real estate investments, including such properties as the Valley View Shopping Center in Henderson.

Mary Hausch, Director. Ms. Hausch, a 1970 cum laude graduate of Ohio University, is currently an Assistant Professor in the Greenspun School of Communications at the University of Nevada, Las Vegas. Prior to her current position Ms. Hausch worked for more than ten years as Managing Editor of the Las Vegas Review Journal. She is a member of various boards and commissions and in 1986 received the first Media Woman of the Year Award from the Las Vegas Chamber of Commerce. In 1990 she was honored with the Governor's Business Excellence Award for Women.

Barry L. Hulin, President & CEO, Director. Mr. Hulin has extensive experience in the banking and finance industries with a career that spans 30 years. A 1967 graduate of Rockford College in Rockford, Illinois, Mr. Hulin in 1983 received a diploma from the American Bankers Association Schools for Corporate Bankers at Northwestern University. He has served in various capacities with banks in California, Washington and Alaska, where he was President of Alaska Mutual Bank and First Federal Bank. As CEO of Alaska Housing Finance Corporation he was responsible for managing a $5 billion housing finance agency with 200 employees. Mr. Hulin has been involved with Valley Bank since June 1997 and helped successfully organize Valley Bank and plan for its October 1998 opening.

Thomas J. Krob, Vice Chairman of the Board of Directors. Mr. Krob is Principal Electrical Engineer of TJ Krob Consulting Engineers, Inc., which has been providing electrical engineering services in Las Vegas since 1981. Mr. Krob received his BS degree in 1972 from Iowa State University and is currently registered as a Professional Engineer in 10 states. Mr. Krob is active in the Boy Scouts, Las Vegas Rotary and the Salvation Army.

James A. McKellar, Director. Mr. McKellar, a graduate of Stanford Law School and Harvard Business School, is a long-time developer of affordable single family homes as well as condominiums and apartments in San Diego, San Francisco and Las Vegas. Mr. McKellar, a long time resident of Green Valley, has been active in the banking business as the founder of Great West Savings and Loan in Las Vegas and Scripps Bank in La Jolla, California. For the past 16 years Mr. McKellar has served as a Director of Scripps Bank and has served as a member of several key committees of the board of directors.

Robert E. O'Connell, Chairman of the Board of Directors. Mr. O'Connell, a 30-year resident of Las Vegas retired after 37 years of service with the J.C. Penney Company. He is currently a licensed real estate broker and is the holder of a Nevada restricted gaming license. Mr. O'Connell has long been active in the local community as a member of the board of directors of the Las Vegas Chamber of Commerce, President of the Nevada Association of Independent Businesses, President of the Las Vegas Rotary Club and President of the Boulder Dam Area Council of Boy Scouts of America. In February 2000, a corporation owned by Mr. O'Connell (LCVI) filed a petition for bankruptcy. The petition was filed in order to forestall foreclosure on a hotel facility owned by LCVI. Prior to the filing of the petition, the hotel facility, which was on leased land, was under contract for sale. The lessor of the real property withheld approval of the proposed sale, and the hotel was subsequently foreclosed upon. LCVI has initiated a lawsuit in connection with the matter. LCVI's losses were funded entirely by Mr. O'Connell personally, and no third party sustained any economic loss.

William E. Snyder, Director. Mr. Snyder is a member of the American Institute of Architects and principal of Tate & Snyder Architects in Henderson. A 21-year resident of Nevada, Mr. Snyder served in Vietnam with the U.S. Army Corps of Engineers and was awarded the Bronze Star. He is a trustee of the Community College of Southern Nevada Foundation, trustee of the UNLV foundation, a member of the Blue Ribbon Commission on Educational Excellence and Youth Opportunity for the City of Henderson and is a recipient of the State of Nevada Silver Medal.

Dan H. Stewart, Director. Mr. Stewart is the President and CEO of The LandWell Company, a land development company in Henderson. A 1978 graduate of Brigham Young University, Mr. Stewart received his masters degree in civil engineering in 1979 from Stanford University. A native Nevadan, Mr. Stewart is past President of the Associated General Contractors, and Chairman of the UNLV Engineering Advisory Council. He is also involved with the UNLV Academic Corporate Council, the UNLV Presidents Associates, the Las Vegas Founders Club, the Nevada Development Authority and the board of directors of the St. Rose Dominican Hospital Health Foundation.

Gary Vause, Director. Mr. Vause, a native of Las Vegas, is a graduate of the University of Utah. He is the owner of Lit'l Scholar Child Care Pre Schools with locations through the Greater Las Vegas area. Mr. Vause has long been active in local civic affairs including the Chamber of Commerce, Las Vegas Rotary Club, and various local, state and national childcare organizations.

Dick Rottman, Director. Mr. Rottman, a graduate of the University of Pennsylvania, holds a Ph.D. in Business and Economics. A past Insurance Commissioner for the State of Nevada from 1971 to 1978, Mr. Rottman also served on the board of Nevada First Bank and Nevada First Thrift from 1985 to 1989. Mr. Rottman is Chairman and CEO of A & H Insurance, Inc. and Western Insurance Company and serves as CEO of Bell United Insurance Company and Western Thrift and Loan.

Executive Officers

Steve Gilbert, Executive Vice President & Chief Credit Officer. A graduate of Arizona State University, Mr. Gilbert has more than 19 years of bank lending experience. After spending 13 years with the Arizona Bank he came to Las Vegas in 1993 with Bank of America. He is well versed in the areas of commercial, consumer and real estate lending, including both commercial and residential construction.

Dick Holtzclaw, Executive Vice President & Chief Financial Officer. Mr. Holtzclaw has 18 years of extensive experience in the financial services industry. Prior to joining Valley Bank, Mr. Holtzclaw served for six years as Chief Financial Officer of IBEW Plus Credit Union in Las Vegas. Mr. Holtzclaw received his MBA from the University of Georgia, is a Certified Public Accountant, a Certified Financial Planner and a Certified Credit Union Executive.

Remuneration of Directors and Officers

Directors. Non-employee directors of Valley Bank receive an annual fee of $2,000, except the Chairman, who receives an annual fee of $4,000. In addition, directors of Valley Bank receive a fee of $250 per board of directors' meeting attended and $150 per committee meeting attended. Directors receive no fees in connection with service as directors of Valley Bancorp. Directors are eligible to receive stock option grants under Valley Bancorp's Nonqualified Stock Option Plan, and each of the non-employee directors has been granted an option to purchase 2,750 shares pursuant to such Plan. See "Stock Option Plans."

Executive Officers. The following table sets forth compensation paid by Valley Bancorp to its three most highly paid executive officers during 2001.

Name of Individual or Identity of Group	Capacities in Which Remuneration Was Received	Aggregate Remuneration
Barry Hulin	President and Chief Executive Officer of Valley Bancorp and Valley Bank	$169,358
Steve Gilbert	Executive Vice President, Chief Credit Officer of Valley Bancorp and Valley Bank	$122,117
Dick Holtzclaw	Executive Vice President, Chief Financial Officer of Valley Bancorp and Valley Bank	$110,816
All Executive Officers as a group (3 persons)		$402,291

Employment Agreement. Valley Bank entered into a three-year employment agreement, dated as of March 22, 2000, with Barry L. Hulin, its President and Chief Executive Officer. In October 2002, the board of directors of Valley Bancorp approved the extension of the agreement for an additional three years, so that it will continue until six years following the effective date (that is, until March 22, 2006). The agreement was also amended to include Valley Bancorp as a party to the agreement. Under the employment agreement, if Mr. Hulin is terminated by Valley Bancorp and/or Valley Bank without cause (as defined in the agreement) or resigns from Valley Bancorp and/or Valley Bank with good reason (as defined in the agreement), he will receive a monthly termination payment for the longer of the remainder of the term under the agreement or 18 months. The termination payment will be an amount equal to the sum of (a) Mr. Hulin's monthly base salary in effect at the time his employment terminates and (b) one-twelfth (1/12) of his annual bonus for the year immediately preceding the year in which his employment terminates. For so long as Mr. Hulin is employed with Valley Bancorp and/or Valley Bank under the employment agreement or receiving any termination payments, he cannot become involved in any business in Clark County, Nevada, that competes with Valley Bancorp and/or Valley Bank.

Mr. Hulin will also be entitled under certain circumstances to receive a lump-sum change in control severance payment in an amount equal to three times his highest W-2 income received from Valley Bancorp and/or Valley Bank over the preceding five years. If a change in control (as defined in the agreement) closes while Mr. Hulin is employed during the term, or if Valley Bancorp and/or Valley Bank enters into an agreement for a change in control, or a change in control is announced or required to be announced while Mr. Hulin is employed within six months following expiration of the term, he will receive the change in control severance payment upon closing of the change in control. Alternatively, if Mr. Hulin's employment during the term is terminated by Valley Bancorp and/or Valley Bank without cause or if Mr. Hulin resigns with good reason, and within six months thereafter Valley Bancorp and/or Valley Bank enters into an agreement for a change in control, or a change in control is announced or required to be announced, he will receive the change in control severance payment upon the closing of such change in control, less the amount of any termination payments already received.

Change in Control Severance Agreements. Valley Bank has also entered into Change in Control Severance Agreements (the "Severance Agreements"), dated as of March 22, 2000, with Steve Gilbert, Valley Bank's Executive Vice President and Chief Credit Officer, Dick Holtzclaw, Valley Bank's Executive Vice President and Chief Financial Officer, and Sue Garland, Valley Bank's Senior Vice President, Operations. In October 2002, the board of directors of Valley Bancorp approved the amendment of the Severance Agreements so that they will apply to a change in control of either Valley Bancorp or Valley Bank.

The Severance Agreements are not employment agreements, and the officers are at-will employees of Valley Bank.

Under each officer's Severance Agreement, if a change in control closes while the officer is employed by Valley Bank, the officer will receive a lump-sum change in control severance payment in an amount equal to one and one-half (1.5) times his or her highest W-2 income received from Valley Bank over the preceding three years. If the officer is terminated without cause (as defined in the agreement) or if the officer resigns for good reason (as defined in the agreement), and within six months thereafter Valley Bancorp and/or Valley Bank enters into an agreement for a change in control, or a change in control is announced or required to be announced, the officer will receive the change in control severance payment upon the closing of such change in control.

Stock Option Plans

Employee Stock Option Plan. Valley Bank's board of directors adopted an Employee Stock Option Plan in December 1999, and the Plan was approved by Valley Bank's shareholders in January 2000. The Plan was adopted by Valley Bancorp in connection with its formation as a holding company. The Plan provides for the granting of stock options that are either Incentive Stock Options ("ISOs") or Nonqualified Stock Options ("NQ Options") for purposes of the Internal Revenue Code. The Plan provides that the exercise price for options granted (whether ISOs or NQ Options) must be no less than the fair market value of Valley Bancorp's shares (or the net book value, if that figure is higher) on the date of the grant.

The Plan is administered by our board of directors. The Plan may be amended by the board of directors without shareholder approval, except that without the approval of at least a majority of Valley Bancorps's outstanding common stock, no amendment may increase the number of shares that may be issued pursuant to the Plan.

Under the Plan, options for a total of 210,000 shares may be granted to key employees of Valley Bancorp and Valley Bank. Options to purchase 165,000 shares at were outstanding at September 30, 2002. Of such options, 122,994 vested 40% on the first anniversary of the date of grant and 20% on each of the following three anniversaries of the date of grant. The remaining 42,006 options vested 20% on the date of shareholder approval of the Plan, and 20% on each of the first four anniversaries of the date of grant. All options expire on the 10th anniversary of the date of grant.

Nonqualified Stock Option Plan. Valley Bank's board of directors adopted a Nonqualified Stock Option Plan (the "NQ Plan") in December 1999, and the NQ Plan was approved by Valley Bank's shareholders in January 2000. Like the Employee Stock Option Plan, the NQ Plan was adopted by Valley Bancorp when it became the holding company for Valley Bank. The NQ Plan provides for the granting of NQ Options to directors and incorporators of Valley Bancorp and Valley Bank. The exercise price for options granted under the NQ Plan must be no less than the fair market value of our shares (or the net book value, if that figure is higher) on the date of grant.

The NQ Plan is administered by our board of directors. The NQ Plan may be amended by the board of directors without shareholder approval, except that without the approval of at least a majority of Valley Bancorp's outstanding common stock, no amendment may increase the number of shares that may be issued pursuant to the NQ Plan.

Under the NQ Plan, options for a total of 90,000 shares may be granted to directors and incorporators. Options to purchase 44,000 shares at $8.00 per share were outstanding at September 30, 2002. Each of the granted options fully vested on the date of shareholder approval of the NQ Plan, and expire on the third anniversary of the date of grant.

Security Ownership of Management and Certain Shareholders

The following table sets forth, as of September 30, 2002, the number and percentage of shares of Valley Bancorp's outstanding common stock beneficially owned by (i) each of the three highest paid executive officers of Valley Bancorp; (ii) each of our directors; (iii) each person known to us to own 5% or more of Valley Bancorp's outstanding stock; and (iv) all executive officers and directors as a group. Neither Mr. James Koehler nor Mr. Ken Hamilton is a director or officer of Valley Bancorp. Each named beneficial owner has sole voting and investment power with respect to the shares listed unless otherwise indicated. Shares that may be purchased within 60 days by exercise of stock options are deemed to be beneficially owned, and are included in the table as indicated.

Beneficial Owner	Amount	Percent of Class
James A. McKellar	144,574(1)	9.49%
James Koehler	137,500	9.02%
Ken Hamilton	85,525(2)	5.61%
William E. Snyder	48,537(3)	3.19%
Dick Rottman	41,249(4)	2.71%
Barry L. Hulin	35,859(5)	2.35%
Gary Vause	30,319(6)	2.00%
Steve Gilbert	23,904(7)	1.57%
Dan H. Stewart	22,000(8)	1.44%
Thomas J. Krob	21,175(9)	1.39%
George A. Brizendine	20,900(10)	1.37%
Don Hamilton	20,625	1.35%
Dick Holtzclaw	18,301(11)	1.20%
Robert E. O'Connell	16,500(12)	1.08%
Mary E. Hausch	14,574(13)	0.96%
All Directors and Executive Officers as a Group	458,517	30.10%
Total held by shareholders of 5% or more who are not Directors or Executive Officers	223,025	14.63%
TOTAL	681,542	44.73%

(1) Includes 2,750 shares exercisable under NQ Stock Option Plan. Also includes indirect ownership of 2,062 shares over which he has direct voting control. Includes 139,762 shares held in James A. McKellar Family Trust.

(2) Includes 85,525 shares held in Hamilton Family Trust.

(3) Includes 2,750 shares exercisable under NQ Stock Option Plan. Also includes 45,787 shares held in Snyder Family Trust.

(4) Includes 2,750 shares exercisable under NQ Stock Option Plan. Also includes 38,362 shares over which Mr. Rottman has sole voting power.

(5) Includes 32,422 shares exercisable under Employee Stock Option Plan. Also includes 3,437 shares held as custodian by Dain Rauscher for I.R.A.

(6) Includes 2,750 shares exercisable under NQ Stock Option Plan. Also includes 27,569 shares held in Vause Family Trust.

(7) Includes 16,926 shares exercisable under Employee Stock Option Plan. Also includes 6,978 shares held as custodian by Dain Rauscher for I.R.A.

(8) Includes 2,750 shares exercisable under NQ Stock Option Plan. Also includes 13,750 shares held in the name of Henry Stewart Family Trust of which Mr. Stewart is Trustee. Also includes 5,500 shares over which Mr. Stewart has voting power.

(9) Includes 2,750 shares exercisable under NQ Stock Option Plan. Also includes 4,675 shares held as custodian by Dan Rauscher for I.R.A. Also includes 13,750 shares held in Krob Family Investment Trust.

(10) Includes 2,750 shares exercisable under NQ Stock Option Plan.

(11) Includes 16,926 shares exercisable under Employee Stock Option Plan.

(12) Includes 2,750 shares exercisable under NQ Stock Option Plan. Includes 13,750 shares held in O'Connell Family Trust.

(13) Includes 2,750 shares exercisable under NQ Stock Option Plan. Also includes 1,374 shares owned by minor children over which Ms. Hausch has voting power.

Stock Options

The following information is provided with respect to options granted to the persons listed in the Executive Officer Compensation Table under "Remuneration of Directors and Officers." The shares included in the Security Ownership Table above as "exercisable within 60 days" with respect to Mr. Hulin are stock options exercisable at $8.00 per share (30,731 shares) and at $9.54 per share (1,691 shares) The shares included in the Security Ownership Table with respect to Messrs. Holtzclaw and Gilbert are stock options exercisable at $8.00 per share (15,386 shares as to each of them) and at $9.54 per share (1,540 as to each of them).

In addition to the shares subject to options included in the table above, Mr. Hulin has been granted options to purchase 20,488 shares at $8.00 per share, of which 10,244 vest on January 26, 2003, and 10,244 vest on January 26, 2004. Further, Mr. Hulin has been granted options to purchase 6,160 shares at $9.54 per share, which vest in equal amounts of 1,691 shares on March 1st of the years 2003, 2004, 2005 and 2006.

In addition to the shares subject to options included in the table above, Mr. Holtzclaw has been granted options to purchase 10,258 shares at $8.00 per share, of which 5,179 vest on January 26, 2003 and 5,179 vest on January 26, 2004. Further, Mr. Holtzclaw has been granted options to purchase 6,160 shares at $9.54 per share, which vest in equal amounts of 1,540 shares on March 1st of the years 2003, 2004, 2005 and 2006.

In addition to the shares subject to options included in the table above, Mr. Gilbert has been granted options to purchase 10,258 shares at $8.00 per share, of which 5,179 shares vest on January 26, 2003 and 5,179 vest on January 26, 2004. Further, Mr. Gilbert has been granted options to purchase 6,160 shares at $9.54 per share, which vest in equal amounts of 1,540 shares on March 1st of the years 2003, 2004, 2005 and 2006.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Some of the directors and officers of Valley Bank and the business organizations with which they are associated, have been customers of, and have had banking transactions with, Valley Bank in the ordinary course of its business, and Valley Bank expects to have such banking transactions in the future. All loans and commitments to loan included in such transactions were made in substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness and, in the opinion of Valley Bank's management, these transactions do not involve more than a normal risk of collectibility or present other unfavorable features.

At December 31, 2001, and December 31, 2000, officers and directors of Valley Bank, or companies in which they have 10% or more of beneficial interest, were indebted to Valley Bank in the aggregate amount of $2,538,139 and $2,629,798, respectively, in connection with the banking transactions referred to above. At September 30, 2002, loans to officers and directors totaled $2,561,510. All such loans are currently in good standing and are being paid in accordance with their terms.

SUPERVISION AND REGULATION

The following discussion is only intended to provide summaries of significant statutes and regulations that affect the banking industry and is therefore not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

General

We are extensively regulated under federal and state law. These laws and regulations are primarily intended to protect depositors, not shareholders. The discussion below describes and summarizes certain statutes and regulations. These descriptions and summaries are qualified in their entirety by reference to the particular statute or regulation. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may also be affected by changes in the policies of banking and other government regulators. We cannot accurately predict the nature or extent of the possible future effects on our business and earnings of changes in fiscal or monetary policies, or new federal or state laws and regulations.

Significant Changes In Banking Laws And Regulations

USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("Patriot Act") of 2001. Among other things, the Patriot Act (1) prohibits banks from providing correspondent accounts directly to foreign shell banks; (2) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (3) requires financial institutions to establish an anti-money-laundering compliance program, and (4) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Patriot Act. While we believe the Patriot Act may, to some degree, affect our recordkeeping and reporting expenses, we do not believe that it will have a material adverse effect on our business and operations.

Federal Bank Holding Company Regulation

General. Valley Bancorp is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the Bank Holding Company Act limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. Valley Bancorp must file reports with the Federal Reserve and must provide it with such additional information as it may require. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Holding Company Bank Ownership. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (1) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (2) acquiring all or substantially all of the assets of another bank or bank holding company, or (3) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit Valley Bancorp's ability to obtain funds from Valley Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither Valley Bancorp nor Valley Bank may condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by us or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, Valley Bancorp is expected to act as a source of financial and managerial strength to Valley Bank. This means that Valley Bancorp is required to commit, as necessary, resources to support Valley Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

State Law Restrictions. As a Nevada corporation, Valley Bancorp is subject to certain limitations and restrictions under applicable Nevada corporate law. For example, state law restrictions in Nevada include limitations and restrictions relating to indemnification of directors, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Federal and State Regulation of Valley Bank

General. Valley Bank is a Nevada chartered commercial bank with deposits insured by the FDIC. As a result, Valley Bank is subject to supervision and regulation by the Nevada Department of Business and Industry, Financial Institutions Division (the "Nevada FID") and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

Lending Limits. State banking law generally limits the amount of funds that a bank may lend to a single borrower to 25% of stockholders' equity actually paid in. As of December 31, 2001, Valley Bank's lending limit was approximately $3 million.

Control of Financial Institutions. No person may acquire "control" of a bank unless the appropriate federal agency has been given 60 days prior written notice and within that time the agency has not disapproved the acquisition. Substantial monetary penalties may be imposed for violation of the change in control or other provisions of banking laws. Nevada banking laws further require that changes in ownership of 10% or more of a bank's outstanding voting stock must be reported to the Nevada FID within three business days. If 20% or more of the bank's voting power is acquired by a natural person, or 10% or more is acquired by an entity, then the acquisition may be deemed a change in control requiring prior approval of the Nevada FID.

Community Reinvestment. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain Federal Reserve restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons (i.e., insiders). Extensions of credit (1) must be made on substantially the same terms and pursuant to the same credit underwriting procedures as those for comparable transactions with persons who are neither insiders nor employees, and (2) must not involve more than the normal risk of repayment or present other unfavorable features. Certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in regulatory sanctions on the bank or its insiders.

Regulation of Management. Federal law (1) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (2) limits lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (3) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking And Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act") generally authorizes interstate branching. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Nevada has enacted "opting in" legislation authorizing interstate mergers pursuant to the Interstate Act. The Nevada statute permits out-of-state banks and bank holding companies meeting certain requirements to maintain and operate the Nevada branches of a Nevada bank with which the out-of-state company engaged in an interstate combination. An out-of-state depository without a branch in Nevada, or an out-of-state holding company without a depository institution in Nevada, must first acquire the Nevada institution itself or its charter, before it can establish a de novo branch or acquire a Nevada branch through merger.

Deposit Insurance

Valley Bank's deposits are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the FDIC. Valley Bank is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Dividends

The principal source of Valley Bancorp's cash reserves is dividends received from Valley Bank. Bank regulatory authorities may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce its capital below minimum applicable regulatory capital requirements.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities.

The FDIC and Federal Reserve's risk-based capital guidelines for banks and bank holding companies are designed to make such capital requirements more sensitive to differences in risk profiles among banks and bank holding companies. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The current guidelines, which are minimums, require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I capital. Tier I capital for bank holding companies includes common shareholders' equity, certain qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less intangibles.

The Federal Reserve also employs a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%.

Under FDIC regulations, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized," depending on the category to which they are assigned, are subject to certain mandatory supervisory corrective actions.

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) provided a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iv) provided an enhanced framework for protecting the privacy of consumer information and (v) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities. In addition, in a change from previous law, bank holding companies will be in a position to be owned, controlled or acquired by any company engaged in financially related activities, so long as the company meets certain regulatory requirements. The act also permits national banks (and, in states with wildcard statutes, certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

We do not believe that the act will negatively affect our operations in the short term. However, to the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer, and these companies may be able to aggressively compete in the markets we currently serve.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

Enactment of Sarbanes-Oxley Act of 2002

Congress recently enacted the Sarbanes-Oxley Act of 2002 (the "Sarbanes Act"), which went into effect on July 30, 2002. The Sarbanes Act and regulations adopted by the Securities and Exchange Commission as required by the Sarbanes Act, implement a wide variety of measures designed to improve corporate governance and accountability, including new requirements for audit committees, new requirements for disclosure controls and procedures, and officer certification requirements. These measures apply only to companies registered under the Securities Exchange Act of 1934, and thus do not directly apply to Valley Bancorp. However, it is possible that federal or state regulatory agencies may in the future adopt new corporate governance requirements, with objectives similar to those of the Sarbanes Act, that do apply to Valley Bancorp. In any event, the enactment of the Sarbanes Act will likely result in enhanced corporate governance standards for all companies, including Valley Bancorp.

DESCRIPTION OF COMMON STOCK

General

Our Articles of Incorporation authorize us to issue up to 3,250,000 shares of stock. 2,750,000 of such authorized shares are common stock, par value $0.73 per share, and 500,000 of such authorized shares are preferred stock, par value $1.00 per share. There were 1,432,630 shares of common stock issued and outstanding at September 30, 2002. In addition, options for 209,000 shares have been granted, but have not been exercised, pursuant to our Employee Stock Option Plans and Director Stock Option Plan. Approximately 45,000 shares remain available for future grant to our employees pursuant to the Employee Stock Option Plan and 40,500 shares remain available for future grant to directors pursuant to the Director Stock option Plan. The shares do not represent or constitute deposit accounts and are not insured by the FDIC.

No shares of preferred stock are currently issued and outstanding.

Articles of Incorporation and Bylaws

Shareholders' rights and related matters are governed by our Articles of Incorporation, Bylaws and Nevada law. Our Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the outstanding shares unless a greater amount is required by law. Subject to the approval of the Commissioner of Financial Institutions Division for the State of Nevada, if such approval is required, our Bylaws may be amended by either the board of directors or by the affirmative vote of a majority of our outstanding voting shares. The following is a summary of certain provisions of our Articles of Incorporation and Bylaws.

Preferred Stock

No shares of preferred stock are issued and outstanding, and we have no current intent to issue preferred stock in the immediate future. When and if preferred stock is authorized for issuance, the board of directors is authorized to determine the voting rights, dividend rights, dividend rates, conversion and/or redemption rights, liquidation preferences and other terms of any series of preferred stock, as well as the number of shares constituting any series of preferred stock.

Among the rights and preferences that the board of directors may establish with respect to the preferred stock are cumulative or noncumulative dividend rights, dividend rights in preference to the dividend rights of holders of common stock, redemption rights or rights of conversion into other securities of Valley Bancorp, voting rights, and other rights and provisions as the board of directors deems advisable. The board of directors is authorized to establish such rights and preferences, and to cause the preferred stock to be issued, without the approval of the holders of Valley Bancorp's common stock.

Voting Rights

Each share of common stock is entitled to one vote on all matters presented for a vote. Cumulative voting for the election of directors is not authorized. Our Bylaws provide that action may be taken or ratified, without a meeting, by shareholders holding the percentage of the voting power required to take such action, by written consent if such writing is filed with our secretary.

Dividends

Our shareholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purpose. Our ability to make dividend payments to our shareholders is subject to statutory and regulatory restrictions that apply to Valley Bank. See "SUPERVISION AND REGULATION –Capital Distributions."

Preemptive Rights

Our Articles of Incorporation provide that holders of shares of common stock shall not have any preemptive right (i.e. the right of first refusal to acquire shares offered by Valley Bancorp) to acquire unissued shares of capital stock of Valley Bancorp.

Assessment

Shares of Valley Bancorp common stock are fully paid and non-assessable.

Indemnification

Indemnification. Our Articles of Incorporation and Bylaws contain provisions for the indemnification of our officers and directors, and authorize us to pay reasonable expenses incurred by, or to satisfy a fine or judgment against, a current or former director or officer in connection with certain types of legal liability incurred by the individual while acting for Valley Bancorp within the scope of his or her employment, except for acts or omissions that are finally adjudged to be intentional misconduct, fraud, or a knowing violation of law and was material to the cause of action.

Limitation of Liability. Our Articles of Incorporation contain provisions eliminating the personal liability of directors and officers to Valley Bancorp or our shareholders for damages for breach of fiduciary duty as a director or officer, except for acts or omissions involving intentional misconduct, fraud, a knowing violation of law, or payment of an unlawful distribution. These provisions do not affect the availability of equitable remedies such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of Valley Bancorp pursuant to the foregoing provisions, Valley Bancorp has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Defensive Provisions of Nevada Law

Certain provisions of the Nevada Revised Statutes, summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that shareholders might consider to be in their best interest, including such an attempt that might result in the payment of a premium over the market price of the shareholders' shares. Valley Bancorp is subject to the NRS provisions which are commonly referred to as Nevada's "business combination law" (codified in NRS Sections 78.411 through 78.444) (the "BCL"). Valley Bancorp has not opted out of the NRS provisions which are commonly referred to as the "control share law" (codified in NRS Sections 78.378 through 78.3793) (the "CSL") and, therefore, became subject to the CSL when it had 200 or more shareholders of record, at least 100 of whom are in Nevada.

The BCL provides, among other things, for restrictions on business "combinations" (as broadly defined in the BCL) between a corporation and a person (individually or in association with others) who is deemed an "interested stockholder" because such person (i) has acquired ten percent or more of the voting power of the corporation's shares or (ii) has certain affiliations or associations with the corporation and previously owned ten percent or more of such voting shares. Such business combinations are prohibited for a three-year period specified prescribed by the BCL unless certain prior approvals by the corporation's board of directors have been obtained. After expiration of the three-year period, such business combinations are still prohibited unless certain prior approvals by the corporation's board of directors or disinterested shareholders have been obtained or certain fair value requirements are met.

The CSL provides, among other things, that a person (individually or in association with others) who acquires a "controlling interest" (which, under the definition in the CSL, can be as small as 20% of the voting power in the election of directors) in a corporation will obtain voting rights in the "control shares" only to the extent such rights are conferred by a vote of the disinterested stockholders. In addition, in certain cases where the acquiring party has obtained such stockholder approval for voting rights, stockholders who voted against conferring such voting rights will be entitled to demand payment by the corporation of the fair value of their shares.

EXPERTS

The financial statements as of and for the years ending December 31, 2001 and 2000 of Valley Bancorp and Subsidiary included in this Offering Circular, have been audited by McGladrey & Pullen, LLP, independent auditors, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

CERTAIN LEGAL MATTERS

Graham & Dunn, P.C., Seattle, Washington, has advised Valley Bancorp in connection with certain banking and securities law aspects of the offering. Stephens, Gourley & Bywater, Las Vegas, Nevada, has advised Valley Bancorp in connection with certain matters related to Nevada law in connection with the offering.

VALLEY BANCORP

INDEX TO FINANCIAL STATEMENTS

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
September 30, 2002
(Unaudited)

ASSETS	
Cash and due from banks	$ 2,577,195
Federal funds sold	19,745,000
Cash and cash equivalents	22,322,195
Interest-bearing deposits at other financial institutions	5,941,000
Securities available for sale	1,005,793
Loans, net of allowance for loan losses of $1,226,639 for 2002 and $946,929 for 2001 (Note 2)	106,634,718
Premises and equipment, net	3,117,499
Other real estate owned	648,000
Accrued interest receivable	436,390
Deferred taxes, net	106,227
Other assets	197,475
Total assets	$ 140,409,297
LIABILITIES AND STOCKHOLDERS' EQUITY	
Deposits:	
Non-interest bearing demand	$ 12,526,881
Interest bearing:	
Demand	37,643,236
Savings	6,814,257
Time, $100,000 and over	25,664,614
Other time	45,770,020
Total deposits	128,419,008
Accrued interest payable and other liabilities	850,943
Total liabilities	129,269,951
Commitments and Contingencies (Note 3)	
Stockholders' Equity (Note 4)	
Preferred stock, $1.00 par value, 500,000 shares authorized; none issued or outstanding	-
Common stock, $0.73 par value, 2,750,000 shares authorized	1,045,820
Surplus	10,051,569
Retained earnings (accumulated deficit)	46,575
Accumulated other comprehensive income (loss)	(4,618)
Total stockholders' equity	11,139,346
Total liabilities and stockholders' equity	$ 140,409,297

See Notes to Unaudited Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Nine Months Ended September 30, 2002 and 2001
(Unaudited)

	2002	2001
Interest income on:		
Loans	$ 6,144,501	$ 5,700,901
Securities available for sale	34,640	28,114
Federal funds sold and interest-bearing deposits at other financial institutions	233,747	379,843
Total interest income	6,412,888	6,108,858
Interest expense on deposits	2,398,556	3,071,012
Net interest income	4,014,332	3,037,846
Provision for loan losses (Notes 2 and 3)	1,397,614	241,788
Net interest income after provision for loan losses	2,616,718	2,796,058
Other income:		
Service charges on deposit accounts	135,577	119,643
Other	19,753	25,883
	155,330	145,526
Other expense:		
Salaries and employee benefits	1,438,161	1,371,123
Equipment rentals, depreciation and maintenance	166,738	136,289
Occupancy	182,895	141,559
Data processing	185,178	107,302
Legal, professional and consulting	357,559	220,753
Advertising and public relations	63,466	99,221
Other	248,887	301,373
	2,642,884	2,377,620
Net income before income taxes	129,164	563,964
Income tax expense	37,777	54,113
Net income	$ 91,387	$ 509,851
Basic income per common share	$ 0.06	$ 0.36
Diluted income per common share	$ 0.06	$ 0.35

See Notes to Unaudited Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Nine Months Ended September 30, 2002
(Unaudited)

Description	Comprehensive Income (Loss)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2001		1,429,911	$ 1,039,935	$ 10,032,766	$ (44,812)	$ 10,244	$ 11,038,133
Comprehensive income:							
Net income	$ 91,387	-	-	-	91,387	-	91,387
Other comprehensive income:							
Unrealized loss on securities, net of tax of $7,656	(14,862)	-	-	-	-	(14,862)	(14,862)
	$ 76,525						
Adjustment for fractional shares resulting from stock split		(31)	-	-	-	-	-
Stock options exercised		2,750	5,885	18,803	-	-	24,688
Balance, September 30, 2002		**1,432,630**	**$ 1,045,820**	**$ 10,051,569**	**$ 46,575**	**$ (4,618)**	**$ 11,139,346**

See Notes to Unaudited Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine Months Ended September 30, 2002 and 2001
(Unaudited)

	2002	2001
Cash Flows from Operating Activities:		
Net income	$ **91,387**	$ 509,851
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of premises and equipment	**161,299**	148,773
Deferred taxes	**80,325**	(78,625)
Net amortization of investment premium and discount	**1,221**	7,511
Provision for loan losses	**1,397,614**	241,788
Increase in accrued interest receivable	**(45,036)**	(44,720)
Increase in other assets	**(109,150)**	(19,113)
Increase in accrued interest payable and other liabilities	**361,345**	305,928
Net cash provided by operating activities	**1,939,005**	1,071,393
Cash Flows from Investing Activities:		
Net increase in loans	**(15,860,684)**	(22,655,286)
Net increase in interest bearing deposits at other financial institutions	**(3,267,000)**	(3,077,000)
Purchase of securities available for sale	**(1,014,011)**	(1,750,881)
Proceeds from the maturities/sale of securities available for sale	**712,544**	2,395,000
Purchase of premises and equipment	**(318,141)**	(278,720)
Net cash used in investing activities	**(19,747,292)**	(25,366,887)
Cash Flows from Financing Activities:		
Net increase in deposits	**34,470,390**	17,226,244
Proceeds from issuance of common stock and stock options exercised	**24,688**	25,000
Net cash provided by financing activities	**34,495,078**	17,251,244
Increase (decrease) in cash and cash equivalents	**16,686,791**	(7,044,250)
Cash and cash equivalents, beginning of year	**5,635,404**	16,946,125
Cash and cash equivalents, end of period	$ **22,322,195**	$ 9,901,875
Supplemental Disclosure of Cash Flow Information		
Cash payments for interest	$ **2,409,176**	$ 3,105,991
Cash payments for taxes	$ **141,518**	$ 70,625

See Notes to Unaudited Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The accompanying unaudited consolidated financial statements of Valley Bancorp and Subsidiary (collectively the "Bank") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes necessary for a comprehensive presentation of financial condition and results of operations required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all normal recurring adjustments necessary for a fair presentation of results have been included. The consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001.

The interim consolidated financial statements include the accounts of Valley Bancorp and its wholly owned subsidiary, Valley Bank. Intercompany balances and transactions have been eliminated. The results of the interim period ended September 30, 2002 are not necessarily indicative of the results expected for the year ending December 31, 2002.

Note 2. Loans

The composition of the Bank's loan portfolio at September 30, 2002 was as follows:

Commercial, financial and industrial	$ 23,127,000
Real Estate:	
Commercial	50,508,000
Construction and land development	28,024,000
Residential	5,589,000
Consumer	1,077,000
	108,325,000
Deduct:	
Unearned net loan fees	(463,643)
Allowance for loan losses	(1,226,639)
	$ 106,634,718

Note 2. Loans (continued)

Changes in the allowance for loan losses for the nine months ended September 30, 2002 were as follows:

Balance, beginning	$ 946,929
Provision for loan losses	1,397,614
Recoveries of amounts charged off	200
Less amounts charged off	(1,118,104)
Balance, ending	$ 1,226,639

Information about impaired loans follows:

Total impaired loans	$ 200,000
Related allowance for loan losses	$ 135,000
Average balance during the period (based on month-end balances)	$ 828,000
Interest income recognized on impaired loans	$ 20,146

Note 3. Commitments and Contingencies

Commitments

In June 2002, the Bank entered into an agreement to purchase a building for $1,300,000, with the intention of opening an additional branch. In connection with the agreement, the Bank assumed promissory note from the seller for approximately $550,000. The note is secured by the property and guaranteed by the seller.

The note is due in monthly installments of approximately $6,100, including interest at 7.13%, through July 2013. The Bank is subject to a prepayment penalty if the note is paid in full prior to April 2013.

The transaction closed in October 2002.

Contingencies

The Bank has initiated legal proceedings against various parties in connection with certain loan losses it incurred during the period ended September 30, 2002. The lawsuit alleges, among other things, breach of contract and fraud. The lawsuit is in preliminary stages, and pre-trial discovery has not begun. Although management believes the lawsuit has substantial merit, and intends to vigorously pursue the case, they are not able at this time to predict the ultimate effect of this litigation on the Bank's financial position or results of operations.

Note 3. Commitments and Contingencies (continued)

Contingencies (continued)

One of the defendants in the above lawsuit has counterclaimed against the Bank, alleging among other things wrongful interference with prospective economic advantage and defamation causing damage to the defendant and is seeking $5 million from the Bank. The counterclaim appears to have been brought only for strategic purposes of obtaining a jury trial and to have leverage in resolving the primary issues. Although no discovery has taken place with respect to the counterclaim, the Bank denies the allegations and intends to vigorously defend the counterclaim. The Bank has not recorded any provision related to this claim.

The Bank is a defendant in a lawsuit alleging breach of an equipment lease agreement. The plaintiff seeks approximately $427,000 in damages, plus fees and costs. The Bank has counterclaimed against the plaintiff, alleging among other things, breach of contract, breach of contractual rights of assignment, breach of express warranty and breach of contract-good faith and fair dealing. The Bank and the plaintiff have agreed to early mediation before a magistrate judge. The Bank's management believes that the Bank will be able to resolve the matter in a manner that will not have a material adverse effect on the financial condition or results of operation of the Bank. The Bank has not recorded any material provision related to this claim.

In addition, in the normal course of business, the Bank is involved in various other legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the financial statements.

Note 4. Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's capital amounts and ratios are substantially the same as the Bank. The Bank's actual capital amounts and ratios are presented in the following table:

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Regulatory Capital Requirements (continued)

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2002:						
Total Capital (to Risk Weighted Assets)	$ 12,310,000	10.5%	$ 9,366,000	8%	$ 11,708,000	10%
Tier I Capital (to Risk Weighted Assets)	$ 11,083,000	9.5%	$ 4,683,000	4%	$ 7,025,000	6%
Tier I Capital (to Average Assets)	$ 11,083,000	8.2%	$ 5,415,000	4%	$ 6,768,000	5%

Additionally, State of Nevada banking regulations restrict distribution of the net assets of the Bank because such regulations require the sum of the Bank's stockholders' equity and allowance for loan losses to be at least 6% of the average of the Bank's total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $7,519,000 of the Bank's stockholders' equity was restricted at September 30, 2002.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Valley Bancorp
Henderson, Nevada

We have audited the accompanying consolidated balance sheets of Valley Bancorp and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valley Bancorp and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey + Pullen, LLP

Las Vegas, Nevada
February 6, 2002

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

		2001		2000
ASSETS				
Cash and due from banks	$	2,170,404	$	2,556,125
Federal funds sold		3,465,000		14,390,000
Cash and cash equivalents		5,635,404		16,946,125
Interest-bearing deposits at other financial institutions		2,674,000		2,173,000
Securities available for sale (Note 2)		728,065		3,390,310
Loans, net of allowance for loan losses of $946,929 for 2001 and $721,749 for 2000 (Notes 3, 7, 8 and 10)		92,171,648		64,603,398
Premises and equipment, net (Note 4)		2,960,657		2,854,926
Other real estate owned		648,000		-
Accrued interest receivable		391,354		470,798
Deferred taxes, net (Note 6)		178,896		117,541
Other assets		88,325		52,937
Total assets	$	105,476,349	$	90,609,035
LIABILITIES AND STOCKHOLDERS' EQUITY				
Deposits:				
Non-interest bearing demand	$	8,922,427	$	5,315,994
Interest bearing:				
Demand		27,223,003		17,124,177
Savings		5,351,634		4,095,685
Time, $100,000 and over (Note 5)		19,658,976		13,339,515
Other time (Note 5)		32,792,578		39,985,090
Total deposits		93,948,618		79,860,461
Accrued interest payable and other liabilities		489,598		400,215
Total liabilities		94,438,216		80,260,676
Commitments and Contingencies (Note 7)				
Stockholders' Equity (Notes 9 and 11)				
Preferred stock, $1.00 par value, 500,000 shares authorized; none issued or outstanding		-		-
Common stock, par value of $0.727 for 2001, $0.80 for 2000; shares authorized, 2,750,000 in 2001, 2,500,000 in 2000		1,039,935		1,037,935
Surplus		10,032,766		10,009,766
Accumulated deficit		(44,812)		(701,713)
Accumulated other comprehensive income		10,244		2,371
Total stockholders' equity		11,038,133		10,348,359
Total liabilities and stockholders' equity	$	105,476,349	$	90,609,035

See Notes to Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2001 and 2000

	2001	2000
Interest income on:		
Loans	$ 7,488,462	$ 4,601,462
Securities available for sale	56,646	211,220
Federal funds sold and interest-bearing deposits at other financial institutions	422,500	768,989
Total interest income	7,967,608	5,581,671
Interest expense on deposits	3,907,124	3,085,496
Net interest income	4,060,484	2,496,175
Provision for loan losses (Note 3)	339,710	463,776
Net interest income after provision for loan losses	3,720,774	2,032,399
Other income:		
Service charges on deposit accounts	133,874	59,452
Other	84,133	29,855
	218,007	89,307
Other expense:		
Salaries and employee benefits	1,809,038	1,125,643
Equipment rentals, depreciation and maintenance	187,868	147,002
Occupancy (Note 7)	197,895	109,580
Data processing	155,084	105,578
Legal, professional and consulting	123,179	74,160
Advertising and public relations	121,283	70,077
Other	591,140	352,894
	3,185,487	1,984,934
Net income before income taxes	753,294	136,772
Income tax expense (benefit) (Note 6)	96,393	(117,541)
Net income	$ 656,901	$ 254,313
Basic income per common share	$ 0.46	$ 0.20
Diluted income per common share	$ 0.45	$ 0.20

See Notes to Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2001 and 2000

Description	Comprehensive Income	Common Stock Shares	Common Stock Amount	Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1999		744,780	$ 744,780	$ 6,703,020	$ (956,026)	$ (1,577)	$ 6,490,197
Effect of five-for-four stock split		186,204	-	-	-	-	-
Comprehensive income:							
Net income	$ 254,313	-	-	-	254,313	-	254,313
Other comprehensive income:							
Unrealized gain on securities	3,948	-	-	-	-	3,948	3,948
	$ 258,261						
Issuance of 366,435 shares of common stock, net of offering costs of $64,449		366,435	293,155	3,306,746	-	-	3,599,901
Balance, December 31, 2000		1,297,419	1,037,935	10,009,766	(701,713)	2,371	10,348,359
Effect of eleven-for-ten stock split		129,742	-	-	-	-	-
Comprehensive income:							
Net income	$ 656,901	-	-	-	656,901	-	656,901
Other comprehensive income:							
Unrealized gain on securities net of tax of $5,277	7,873	-	-	-	-	7,873	7,873
	$ 664,774						
Stock options exercised (Note 11)		2,750	2,000	23,000	-	-	25,000
Balance, December 31, 2001		**1,429,911**	**$ 1,039,935**	**$ 10,032,766**	**$ (44,812)**	**$ 10,244**	**$ 11,038,133**

See Notes to Consolidated Financial Statements.

VALLEY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities:		
Net income	$ 656,901	$ 254,313
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of premises and equipment	200,953	159,484
Deferred taxes	(66,632)	(117,541)
Net amortization of investment premium and discount	(10,014)	(164,538)
Provision for loan losses	339,710	463,776
(Increase) decrease in accrued interest receivable	79,444	(266,048)
Increase in other assets	(35,388)	(22,023)
Increase in accrued interest payable and other liabilities	89,383	219,327
Net cash provided by operating activities	1,254,357	526,750
Cash Flows from Investing Activities:		
Net increase in loans	(28,555,960)	(35,174,851)
Net increase in interest bearing deposits at other financial institutions	(501,000)	(1,080,000)
Purchase of securities available for sale	(4,209,591)	(13,209,469)
Proceeds from the maturities of securities available for sale	4,395,000	10,766,000
Proceeds from the sale of securities available for sale	2,500,000	2,256,317
Purchase of premises and equipment	(306,684)	(146,599)
Net cash used in investing activities	(26,678,235)	(36,588,602)
Cash Flows from Financing Activities:		
Net increase in deposits	14,088,157	47,329,135
Proceeds from issuance of common stock and stock options exercised	25,000	3,599,901
Net cash provided by financing activities	14,113,157	50,929,036
Increase (decrease) in cash and cash equivalents	(11,310,721)	14,867,184
Cash and cash equivalents, beginning of year	16,946,125	2,078,941
Cash and cash equivalents, end of year	$ 5,635,404	$ 16,946,125
Supplemental Disclosure of Cash Flow Information		
Cash payments for interest	$ 3,942,103	$ 2,890,466
Cash payments for taxes	$ 130,000	$ -
Supplemental Disclosure of Noncash Activity		
Other real estate acquired in settlement of loans	$ 648,000	$ -

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Valley Bancorp (the Company) is a bank holding company that provides a full range of banking services to commercial and consumer customers through its wholly owned subsidiary, Valley Bank (the Bank), a Nevada state chartered bank. These entities are collectively referred to herein as the Bank. Segment information is not presented since principally all of the Bank's revenues are attributable to one reportable segment. The Bank's business is concentrated in Southern Nevada and is subject to the general economic conditions of this area.

A summary of the significant accounting policies utilized by the Company and the Bank are as follows:

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Principles of consolidation and exchange of common stock

During the year ended December 31, 2001, stockholders of Valley Bank exchanged their common stock in Valley Bank for common stock in the newly formed holding company, Valley Bancorp.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Valley Bank, and reflect the historical carrying amounts in a manner similar to pooling of interest accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from loans originated by the Bank and deposits are reported net.

The Bank maintains amounts due from banks, which at times may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Securities available for sale

Securities classified as available for sale are those debt securities that the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as a separate component of other comprehensive income. The amortization of premiums and accretion of discounts are recognized in interest income over their contractual lives. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Loans

Loans are stated at the amount of unpaid principal, reduced by net deferred loan fees and an allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans, prior loss experience and peer bank experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem credits and current economic conditions that may affect the borrower's ability to pay. Due to the credit concentration of the Bank's loan portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in Southern Nevada. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. In addition, the Federal Deposit Insurance Corporation (FDIC) and the Financial Institutions Division of the Department of Business and Industry of the State of Nevada, as an integral part of their examination process, periodically reviews the Bank's allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examination.

A loan is impaired when it is probable the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Interest and fees on loans

Interest on loans is recognized over the terms of the loans and is calculated using the effective interest method. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Cash collections on impaired loans are generally credited to the loan receivable balance and no interest income is recognized on these loans until the principal balance has been collected.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment to the related loan's yield. The Bank is generally amortizing these amounts over the contractual life of the loan. Commitment fees based upon a percentage of a customer's unused line of credit are recognized over the commitment period.

Premises and equipment

Land is stated at cost. Building, equipment and furniture and fixtures are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally five to ten years for equipment and furniture and fixtures and 40 years for the building.

Other real estate owned

Other real estate owned (OREO) is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary. Revenue and expense from the operations of OREO and changes in the valuation allowance are included in loss on foreclosed real estate.

Transfers of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences; and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Income per share

Components used in computing income per share for the year ended December 31, 2001 are summarized as follows:

	Income (Numerator)	Shares (Denominator)	Per-share Amount
Basic Income Per Share			
Income available to common stockholders	$ 657,000	1,428,505	$ 0.46
Effect of Dilutive Securities			
Options	-	38,631	(0.01)
Diluted Income Per Share			
Income available to common stockholers plus assumed conversions	$ 657,000	1,467,136	$ 0.45

Components used in computing income per share for the year ended December 31, 2000 are summarized as follows:

	Income (Numerator)	Shares (Denominator)	Per-share Amount
Basic Income Per Share			
Income available to common stockholders	$ 254,000	1,245,656	$ 0.20
Effect of Dilutive Securities			
Options	-	23,310	-
Diluted Income Per Share			
Income available to common stockholers plus assumed conversions	$ 254,000	1,268,966	$ 0.20

Off-balance-sheet instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Stock split

On January 15, 2002, the Bank's Board of Directors approved an 11-for-10 common stock split which reduced the par value of the Bank's common stock from $0.80 per share to $0.73 per share and resulted in the issuance of 129,742 additional shares.

On January 26, 2000, the Bank's Board of Directors approved a 5-for-4 common stock split which reduced the par value of the Bank's common stock from $1.00 per share to $0.80 per share and resulted in the issuance of 186,204 additional shares.

The earnings per common share for the years ended December 31, 2001 and 2000 have been retroactively adjusted as if the splits occurred on January 1, 2000.

Fair value of financial instruments

Financial Accounting Standards Board (FASB) Statement No. 107, *Disclosures About Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value.

Management uses its best judgment in estimating the fair value of the Bank's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Bank could have realized in a sales transaction at December 31, 2001 or 2000. The estimated fair value amounts for 2001 and 2000 have been measured as of their year end, and have not been reevaluated or updated for purposes of these financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than the amounts reported at year end.

The information in Note 13 should not be interpreted as an estimate of the fair value of the entire Bank since a fair value calculation is only required for a limited portion of the Bank's assets.

Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Bank's disclosures and those of other companies or banks may not be meaningful.

The following methods and assumptions were used by the Bank in estimating the fair values of its financial instruments:

Cash and cash equivalents and interest-bearing deposits at other financial institutions

The carrying amounts reported in the balance sheet for cash and due from banks, federal funds sold and interest-bearing deposits at other financial institutions approximate their fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value of financial instruments (continued)

Securities available for sale

Fair value for securities available for sale are based on quoted market prices where available or on quoted markets for similar securities in the absence of quoted prices on the specific security. Carrying amounts approximate fair value for securities available for sale.

Loans

For variable rate loans that reprice frequently and that have experienced no significant change in credit risk, fair value is based on carrying value. Variable rate loans comprised approximately 77% and 73% of the loan portfolio at December 31, 2001 and 2000, respectively. Fair value of all other loans is estimated based on discounted cash flows using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Prepayments prior to the repricing date are not expected to be significant. Loans are expected to be held to maturity and any unrealized gains or losses are not expected to be realized.

Accrued interest receivable and payable

The carrying amounts reported in the balance sheet for accrued interest receivable and payable approximate their fair value.

Deposit liabilities

The fair value disclosed for demand and savings deposits approximate their carrying amounts, which represent the amount payable on demand. The carrying amount for variable rate certificates of deposit approximate their fair value. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits. Early withdrawals of fixed rate certificates of deposit are not expected to be significant.

Off-balance-sheet instruments

Fair value for off-balance-sheet instruments (lending commitments and standby letters of credit) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Securities Available for Sale

Carrying amounts and the estimated fair value of securities available for sale as of December 31, 2001 and 2000 have been summarized as follows:

	2001			
	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Fair Value
U.S. Treasury Securities	$ 712,544	$ 15,521	$ -	$ 728,065

	2000			
	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Fair Value
U.S. Government Agencies	$ 1,392,657	$ 820	$ -	$ 1,393,477
Commercial Paper and Other	1,995,282	1,551	-	1,996,833
	$ 3,387,939	$ 2,371	$ -	$ 3,390,310

All securities available for sale as of December 31, 2001 mature in one year or less. There were no realized gains or losses for the year ended December 31, 2001 and realized gains were insignificant for the year ended December 31, 2000.

Note 3. Loans

The composition of the Bank's loan portfolio at December 31 was as follows:

	2001	2000
Commercial, financial and industrial	$ 29,310,000	$ 20,756,000
Real Estate:		
Commercial	45,073,000	27,716,000
Construction and land development	14,395,000	14,991,000
Residential	3,869,000	1,938,000
Consumer	1,002,000	366,000
	93,649,000	65,767,000
Deduct:		
Unearned net loan fees	(530,423)	(441,853)
Allowance for loan losses	(946,929)	(721,749)
	$ 92,171,648	$ 64,603,398

Note 3. Loans (continued)

Changes in the allowance for loan losses were as follows:

	2001	2000
Balance, beginning	$ 721,749	$ 259,071
Provision for loan losses	339,710	463,776
Less amounts charged off	(114,530)	(1,098)
Balance, ending	$ 946,929	$ 721,749

Information about impaired loans as of and for the years ended December 31 was as follows:

	2001	2000
Total impaired loans	$ 2,265,196	$ 636,739
Related allowance for loan losses	$ 30,616	$ 95,511
Average balance during the year (based on month-end balances)	$ 2,169,000	$ 700,771
Interest income recognized on impaired loans	$ 95,062	$ 63,363

Note 4. Premises and Equipment

The major classes of premises and equipment and the total accumulated depreciation at December 31 were as follows:

	2001	2000
Land	$ 935,635	$ 935,635
Building and improvements	1,340,797	1,306,321
Equipment	643,234	437,562
Furniture, fixtures and other	473,244	406,706
	3,392,910	3,086,224
Less accumulated depreciation	(432,253)	(231,298)
	$ 2,960,657	$ 2,854,926

VALLEY BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Deposits

At December 31, 2001 the scheduled maturities of time certificates were as follows:

Three months or less	$	9,066,287
Over three months through one year		41,252,919
Over one year through three years		1,887,910
Over three years		244,438
	$	52,451,554

Note 6. Income Tax Matters

The provision for federal income taxes is comprised of the following for the years ended December 31, 2001 and 2000:

		2001		2000
Current	$	**163,025**	$	-
Deferred tax benefit		**(66,632)**		(117,541)
	$	**96,393**	$	(117,541)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2002 and 2001 due to the following:

		2001		2000
Computed "expected tax expense"	$	**264,000**	$	48,000
Increase (decrease) in income taxes resulting from:				
Valuation allowance		**(158,000)**		(166,000)
Other		**(9,607)**		459
	$	**96,393**	$	(117,541)

Note 6. Income Tax Matters (continued)

The cumulative tax effects of the primary temporary differences which created deferred tax assets and liabilities at December 31 are as follows:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 295,000	$ 211,000
Development stage costs	29,000	46,000
Net operating loss carryforwards	-	157,000
Total deferred tax assets	324,000	414,000
Deferred tax liabilities:		
Accrual to cash conversion	8,000	46,000
Premises and equipment	111,000	77,000
Securities available for sale	5,277	-
Other	20,827	15,000
Total deferred tax liabilities	145,104	138,000
Net deferred tax asset	178,896	276,000
Less valuation allowance	-	(158,459)
	$ 178,896	$ 117,541

The Bank had a $324,000 valuation allowance as of December 31, 1999. As of December 31, 2000, the valuation allowance decreased by approximately $166,000. The Bank recorded a net deferred tax asset of approximately $118,000 as of December 31, 2000. As of December 31, 2001, the valuation allowance decreased by approximately $158,000 and no valuation allowance was considered necessary as management believes it is more likely than not the deferred tax assets will be realized.

Note 7. Commitments and Contingencies

Contingencies

In the normal course of business, the Bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the financial statements.

Note 7. Commitments and Contingencies (continued)

Financial instruments with off-balance-sheet risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit. They involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for these commitments is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The contract amount of the Bank's exposure to off-balance-sheet risk from commitments to extend credit at December 31, 2001 and 2000 is $16,418,000 and $16,599,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Lease commitments

In 2001, the Bank entered into a non-cancelable operating lease expiring in five years. The Bank opened an additional branch in the leased space. The lease includes two renewal option periods for five years each. The agreement requires monthly rental payments of approximately $7,120 for the first year with an escalation clause for the subsequent years.

Total rental expense from this operating lease for the year ended December 31, 2001 was approximately $71,000. At December 31, 2001, the future annual minimum lease payments under this operating lease are as follows:

Years Ending December 31,:		
2002	$	87,048
2003		89,542
2004		91,596
2005		94,090
2006		15,754
	$	378,030

Note 7. Commitments and Contingencies (continued)

Financial instruments with concentrations of credit risk

Concentration by geographic location

The Bank makes commercial, commercial real estate, residential real estate and consumer loans to customers primarily in southern Nevada. At December 31, 2001 and 2000, real estate loans accounted for approximately 68% of the total loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%. The Bank's policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Bank is willing to take. The Bank's loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers. Less than 6% and 3% of the Bank's loan portfolio was unsecured at December 31, 2001 and 2000, respectively.

A substantial portion of the Bank's customers' ability to honor their contracts is dependent on the economy in the area. The Bank's goal is to continue to maintain a diversified loan portfolio which requires the loans to be well collateralized and supported by cash flows.

Employment and severance agreements

The Bank entered into a three year employment agreement with its president commencing on March 22, 2000. In the event the Bank terminates the employment of the president without cause, or upon change in control of the Bank, the Bank may be liable for a payment as outlined in the employment agreement. In addition, the Bank entered into severance agreements with three executive officers, whereby upon change in control of the Bank, the Bank may be liable for a payment as outlined in the severance agreements.

Note 8. Other Borrowed Funds

The Bank has entered into an agreement under which it can purchase up to $2,500,000 of Federal funds. The interest rate charged on borrowings is determined by the lending institution at the time of borrowings. The line is unsecured and the agreement can be terminated by the lending institution at any time. There were no balances outstanding under this agreement at December 31, 2001 or 2000.

The Bank has also entered into an agreement under which it can obtain short term advances from the Federal Reserve Bank. The interest rate charged on advances is determined by the Federal Reserve Bank at the time of the advances. Advances are collateralized by 60% of certain qualifying commercial real estate loans. Loans available for collateralization totaled approximately $7,165,000 and $7,773,000 at December 31, 2001 and 2000, respectively. The agreement can be terminated by the Federal Reserve Bank at any time. There were no balances outstanding under this agreement at December 31, 2001 or 2000.

Note 9. Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's capital amounts and ratios are substantially the same as the Bank. The Bank's actual capital amounts and ratios as of December 31 are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)	**$ 11,937,000**	**12.3%**	**$ 7,757,000**	**8%**	**$ 9,697,000**	**10%**
Tier I Capital (to Risk Weighted Assets)	**$ 10,990,000**	**11.3%**	**$ 3,879,000**	**4%**	**$ 5,818,000**	**6%**
Tier I Capital (to Average Assets)	**$ 10,990,000**	**10.2%**	**$ 4,292,000**	**4%**	**$ 5,364,000**	**5%**
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets)	$ 11,069,000	15.0%	$ 5,903,000	8%	$ 7,379,000	10%
Tier I Capital (to Risk Weighted Assets)	$ 10,346,000	14.0%	$ 2,952,000	4%	$ 4,427,000	6%
Tier I Capital (to Average Assets)	$ 10,346,000	12.5%	$ 3,311,000	4%	$ 4,138,000	5%

Additionally, State of Nevada banking regulations restrict distribution of the net assets of the Bank because such regulations require the sum of the Bank's stockholders' equity and allowance for loan losses to be at least 6% of the average of the Bank's total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $5,732,000 and $3,298,000 of the Bank's stockholders' equity was restricted at December 31, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Transactions with Related Parties

The Bank has had and may be expected to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). In management's opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with non related parties.

Aggregate loan transactions with related parties during the year ended December 31, 2001 and 2000 were as follows:

	2001	2000
Balance, beginning	**$ 2,629,798**	$ 2,052,670
New loans	**50,000**	613,814
Repayments	**(141,659)**	(36,686)
Balance, ending	**$ 2,538,139**	$ 2,629,798

None of these loans are past due, nonaccrual or restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to related parties that were considered classified loans at December 31, 2001 and 2000.

Note 11. Stock Option Plan

During the year ended December 31, 2000, the Bank adopted an Incentive Stock Option Plan and a Nonqualified Stock Option Plan (the "Plans") under which options to acquire common stock of the Bank may be granted to employees, officers or directors at the discretion of the Board of Directors. The Plans, as amended, allow for the granting of 165,000 incentive and 51,563 nonqualifying options as those terms are defined in the Internal Revenue Code.

The Plans provide for the exercise price and term of each option to be determined by the Board at the date of grant, provided that no options have a term greater than ten years and an option price not less than the fair market value of the stock on the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Stock Option Plan (continued)

The Bank applies APB Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its Plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Bank's stock-based compensation plan been recorded based on the fair value at the grant dates for awards under the Plan consistent with the method of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, the Bank's net income for the years ended December 31, 2001 and 2000 would have been adjusted to the proforma amount indicated below:

	2001	2000
Net income:		
As reported	$ 656,901	$ 254,313
Proforma	$ 566,000	$ 144,000

The proforma compensation cost was estimated using the minimum value method for options granted with the following assumptions:

	2001		2000	
	Incentive Stock Options	Nonqualified Stock Options	Incentive Stock Options	Nonqualified Stock Options
Fair value per optional share	$ 3.00	$ 1.00	$ 3.00	$ 1.00
Expected life (years)	7	2	7	2
Risk-free interest rate	5.34%	3.31%	6.13%	5.63%
Dividends rate	None	None	None	None

Note 11. Stock Option Plan (continued)

A summary of stock option activity for the years ended December 31 follows:

	2001		2000	
	Incentive Stock Options	**Nonqualifying Stock Options**	Incentive Stock Options	Nonqualifying Stock Options
Outstanding options, beginning of year	**122,995**	**49,500**	-	-
Granted	**42,005**	-	122,995	49,500
Exercised	-	**(2,750)**	-	-
Forfeited	-	-	-	-
Outstanding options, end of year	**165,000**	**46,750**	122,995	49,500
Options exercisable, end of year	**49,198**	**46,750**	24,599	49,500
Available to grant, end of year	-	**2,063**	42,006	2,063
Weighted-average exercise price:				
Outstanding options, end of year	**$ 8.31**	**$ 8.31**	$ 8.00	$ 8.00
Options granted, during the year	**$ 9.55**	**$ -**	$ 8.00	$ 8.00
Options exercised, during the year	**$ -**	**$ 8.00**	$ -	$ -
Options exercisable, end of year	**$ 8.00**	**$ 8.00**	$ 8.00	$ 8.00
Weighted-average expiration (in years)	**8**	**1**	9	2

All incentive options granted during the year ended December 31, 2001 expire ten years after the date of grant and have exercise prices of $9.55. All incentive options granted during the year ended December 31, 2000 expire ten years after the date of grant and have exercise prices of $8.00. All nonqualified stock options granted during the year ended December 31, 2000 expire three years after the date of grant and have exercise prices of $8.00.

Incentive stock options vest and become exercisable over a period of five years and nonqualified stock options are immediately exercisable upon grant.

Note 12. Employee Benefit Plan

During 1999, the Bank adopted a qualified 401(k) employee benefit plan for all eligible employees. The plan went into effect on January 1, 1999 and the first payroll deferral began April 1, 1999. Participants are able to defer between 1% and 15% of their annual compensation to a limit of $10,500.

The plan also provides a profit sharing component where the Bank can make a discretionary contribution to the plan, which is allocated based on the compensation of eligible employees. The Bank made no contributions to the plan during 2001 or 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13. Fair Value of Financial Instruments

The estimated fair values of the Bank's financial instruments at December 31 were as follows:

	2001		2000	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	**$ 2,170,404**	**$ 2,170,000**	$ 2,556,125	$ 2,556,000
Federal funds sold	**3,465,000**	**3,465,000**	14,390,000	14,390,000
Interest-bearing deposits at other financial institutions	**2,674,000**	**2,674,000**	2,173,000	2,173,000
Securities available for sale	**728,065**	**728,000**	3,390,310	3,390,000
Loans, net	**92,171,648**	**92,952,939**	64,603,398	64,507,000
Accrued interest receivable	**391,354**	**391,000**	470,798	471,000
Financial liabilities:				
Deposits	**93,948,618**	**94,839,000**	79,860,461	80,667,000
Accrued interest payable	**283,230**	**283,000**	318,209	318,000

Interest rate risk

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Also, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Fair value of commitments

Loan commitments on which the committed fixed interest rate is less than the current market rate were also insignificant at December 31, 2001 and 2000.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, State of Nevada, on December 5, 2002.

VALLEY BANCORP

By: [signature]
Barry L. Hulin, President and
Chief Executive Officer

Each person whose signature appears below constitutes and appoints Barry L. Hulin and Dick Holtzclaw, and each of them, with full power to act alone without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Offering Circular, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to fully to all intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of Regulation A, this offering statement has been signed by the following persons in the capacities indicated on December 5, 2002.

Signature	Capacity
[signature] Barry L. Hulin	President, Chief Executive Officer and Director (Principal Executive Officer)
[signature] Dick Holtzclaw	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)
[signature] George A. Brizendine	Director
[signature] Don Hamilton	Director

Mary Hausch	Director
Thomas J. Krob	Director
James A. McKellar	Director
Robert O'Connell	Chairman of the Board
Dick Rottman	Director
William E. Snyder	Director
Dan Stewart	Director
Gary Vause	Director

PART III
EXHIBITS

Item 1. **Index to Exhibits**

Item 2. **Description of Exhibits**

The following is a list and description of the exhibits filed as part of this Form 1-A Offering Statement.

EXHIBIT INDEX

ARTICLES OF INCORPORATION

OF

VALLEY BANCORP

ARTICLE I
NAME

The name of the corporation is:

Valley Bancorp

ARTICLE II
PURPOSE

The purpose for which this corporation is organized is to engage in any bank holding company business or activity not forbidden by law or these Articles of Incorporation.

ARTICLE III
RESIDENT AGENT

The name and address of this corporation's resident agent for service of process, which may be changed from time to time by the Board of Directors, is:

Stephens, Gourley & Bywater
3636 N. Rancho Drive
Las Vegas, NV 89130

ARTICLE IV
CAPITAL STOCK

4.01 AUTHORIZED SHARES

The total number of shares of stock this corporation is authorized to issue shall be Three Million (3,000,000). This stock shall be divided into two classes to be designated as "Common Stock" and "Preferred Stock."

4.02 COMMON STOCK

Two Million Five Hundred Thousand (2,500,000) shares of the authorized stock have a par value of $0.80 per share and are designated Common Stock. Each share of Common Stock, when issued, shall have one (1) vote on all matters presented to the stockholders.

4.03 PREFERRED STOCK

Five Hundred Thousand (500,000) shares of the authorized stock have a par value of One Dollar ($1.00) per share and are designated Preferred Stock. The Board of Directors shall have the authority to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and to state in the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

(a) Whether or not the class or series shall have voting rights, full or limited, the nature and the qualifications, limitations and restrictions on those rights, or whether the class or series will be without voting rights;

(b) The number of shares to constitute the class or series and the designation thereof;

(c) The preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to any class or series;

(d) Whether or not the shares of any class or series shall be redeemable and if redeemable the redemption price or prices, and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

(e) Whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and if such retirement or sinking funds be established, the amount and the terms and provisions thereof;

(f) The dividend rate, whether dividends are payable in cash, stock of the corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividend shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

(g) The preferences, if any, and the amounts thereof which the holders of any class or series thereof are entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the corporation;

(h) Whether or not the shares of any class or series are convertible into, or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock of the corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

(i) Such other rights and provisions with respect to any class or series as may to the Board of Directors seem advisable.

The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any respect. The Board of Directors may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any other class or series. The Board of Directors may decrease the number of shares of the Preferred Stock designated for any existing class or series of the Preferred Stock and the shares so subtracted shall become authorized, unissued and undesignated shares of the Preferred Stock.

4.04 PREEMPTIVE RIGHTS

Holders of Common Stock shall not have preemptive rights.

4.05 ASSESSMENT OF STOCK

The capital stock of this corporation, after the amount of the subscription price has been fully paid in, shall not be assessable for any purpose, and no stock issued as fully paid up shall ever be assessable or assessed, except as provided by Chapter 661 of the NRS.

ARTICLE V
DIRECTORS

5.01 BOARD OF DIRECTORS

The governing body of this corporation shall be the Board of Directors. The members of the Board of Directors shall be styled as directors. Directors must be stockholders.

5.02 INITIAL BOARD OF DIRECTORS

The initial Board of Directors shall consist of eleven (11) members. The names and addresses of the initial members of the Board of Directors are:

Name	Address
Robert E. O'Connell	7225 Montecito Circle Las Vegas, NV 89120
Thomas J. Krob	1533 Champion Hills Lane Las Vegas, NV 89134
George A. Brizendine	c/o Brizendine Engineering 3650 S. Eastern Ave., Ste. 330 Las Vegas, NV 89109

Name	Address
Don Hamilton	3418 S. Seneca Drive Las Vegas, NV 89109
Mary E. Hausch	1139 S. Fifth Place Las Vegas, NV 89104
Barry L. Hulin	c/o Valley Bank 370 No. Stephanie Street Henderson, NV 89014
James A. McKellar, Sr.	c/o McKellar Resorts, Inc. 3340 S. Topaz, Ste. 240 Las Vegas, NV 89121
William E. Snyder	c/o Tate and Snyder Architects 709 Valle Verde Court Henderson, NV 89014
Dan H. Stewart	c/o Basic Investments, Inc. 875 W. Warm Springs Road Henderson, NV 89015
Gary Vause	3020 Plaza De Monte Las Vegas, NV 89102
Dick L. Rottman	c/o Western Insurance Company P.O. Box 21030 Reno, NV 89515

ARTICLE VI
INCORPORATOR

The name and address of the incorporator signing these Articles of Incorporation is as follows:

Gordon E. Bywater
3636 N. Rancho Drive
Las Vegas, NV 89130

ARTICLE VII
LIMITATIONS OF LIABILITY

7.01 DIRECTOR AND OFFICER LIABILITY

No director or officer of this corporation shall be personally liable to this corporation or to any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate the liability of a director or officer for: (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (ii) the unlawful payment of distributions. Any repeal or modification of this Article VII by the stockholders of this corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of this corporation for acts or omissions prior to such repeal or modification.

7.02 STOCKHOLDER LIABILITY

The holders of this corporation's capital stock shall not be individually responsible or liable for the debts, contracts or liabilities of this corporation. Notwithstanding anything in these Articles of Incorporation to the contrary, however, stockholders shall be liable as provided in Chapter 661 of the NRS.

ARTICLE VIII
INDEMNIFICATION

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of this corporation, or is or was serving at the request of this corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by this corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by this corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article VIII.

Without limiting the application of the foregoing, the Board of Directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause this corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of this corporation, or is or was serving at the request of this corporation as director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not this corporation would have the power to indemnify such person.

The indemnification provided in this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

Notwithstanding the forgoing, the provisions of this Article VIII are subject to the requirements and limitations, if any shall apply, set forth in state and federal laws, rules, regulations, or orders regarding indemnification and prepayment of legal expenses.

IN WITNESS WHEREOF, I have hereunto executed these Articles of Incorporation this 12th day of March, 2001.

Gordon E. Bywater

Gordon E. Bywater, Esq.

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 12 day of ~~January~~ March, 2001, personally appeared before me, the undersigned, a Notary Public in and for the County of Clark, State of Nevada, Gordon E. Bywater, Esq. personally known, or proved, to me to be the person whose name is subscribed to the above instrument, who acknowledged that he executed the above instrument.

Laura Ellis

Notary Public, in and for said
County and State

NOTARY PUBLIC
LAURA A. ELLIS
STATE OF NEVADA
COUNTY OF CLARK
MY APPOINTMENT EXPIRES
AUGUST 10, 2003
No: 99-57644-1

COPY

FILED # C6784-0

FEB 12 2002

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

CERTIFICATE OF VALLEY BANCORP FILED PURSUANT TO N.R.S. 78.207 AND 78.209

BARRY L. HULIN and DICK HOLTZCLAW, hereby certify that:

A. They are President and Secretary, respectively, of Valley Bancorp, a Nevada corporation (the "Company").

B. That Resolutions proposing and declaring advisable the following changes to the number and par value of shares of authorized common stock, have been adopted by the Company's Board of Directors:

1. The number of authorized shares of stock which the Company is currently authorized to issue is Three Million (3,000,000) shares, which consists of Two Million Five Hundred Thousand (2,500,000) shares of common stock at a par value of Eighty Cents ($.80) per share and five hundred thousand (500,000) shares of preferred stock at a par value of One Dollar ($1.00) per share.

2. Pursuant to Resolution approved and adopted by the Company's Board of Directors, the total number of authorized shares of stock which the company is authorized to issue is changed to Three Million Two Hundred Fifty Thousand (3,250,000) shares, which shall consist of Two Million Seven Hundred Fifty Thousand (2,750,000) shares of common stock at a par value of Seventy-Three Cents ($.73) per share and Five Hundred Thousand (500,000) shares of preferred stock at a par value of One Dollar ($1.00) per share. The number and par value of the authorized preferred stock of the Company is not affected by this change.

3. This change is made pursuant to N.R.S. 78.207.1 without the necessity of obtaining the approval of the stockholders of the Company.

4. This change shall become effective upon the date of filing of this Certificate.

5. This change has been separately approved by L. Scott Walshaw, Commissioner, Financial Institutions Division, State of Nevada, by letter dated January 3, 2002.

IN WITNESS THEREOF, we do hereby execute this Certificate of Valley Bancorp, on the 11th day of January, 2002.

Barry L. Hulin, President

Dick Holtzclaw, Secretary

STATE OF NEVADA)
) ss:
COUNTY OF CLARK)

On the 11th day of January, 2002 personally appeared before me, a Notary Public, in and for said County and State, Barry L. Hulin and Dick Holtzclaw, personally known to me to be the persons whose names are subscribed to the above instrument as President and Secretary, respectively, of Valley Bancorp, who acknowledged that they executed the foregoing instrument.

La Rae Mortensen
NOTARY PUBLIC

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
LA RAE MORTENSEN
Appt. No. 92-1018-1
My Appt. Expires Aug. 11, 2005

STEPHENS, GOURLEY & BYWATER
An Association of Professional Corporations
Attorneys At Law
3636 North Rancho Drive
Las Vegas, Nevada 89130
(702) 656-2355
Facsimile (702) 656-2776
E-Mail: GBywater@lvcm.com

David A. Stephens
R. Vaughn Gourley*
Gordon E. Bywater
* Also Admitted in Utah

October 9, 2002

VIA HAND DELIVERY
AND FACSIMILE (221-9295)

LaRae Mortenson
Valley Bank
3500 W. Sahara
Las Vegas, NV 89102

Re: Certificate of Valley Bancorp - Stock Split

Dear LaRae:

Please find enclosed a file-stamped copy of the Certificate of Valley Bancorp Filed Pursuant to N.R.S. 78.207 and 78.209, respecting the most recent stock split. I have also enclosed a copy of the letter from Scott Walshaw whereby he approved the stock split.

If you need anything else, please don't hesitate to call.

Sincerely yours,

STEPHENS, GOURLEY & BYWATER

Gordon E. Bywater

Gordon E. Bywater, Esq.

GEB/geb

STATE OF NEVADA
FINANCIAL INSTITUTIONS DIVISION
DEPARTMENT OF BUSINESS AND INDUSTRY
406 E. Second Street, Suite 3
Carson City, Nevada 89701-4758
(775) 687-4259 • Fax (775) 687-6909

KENNY GUINN
Governor

L. SCOTT WALSHAW
Commissioner

January 3, 2002

Mr. Gordon Bywater, Esquire
Stephens, Gourley & Bywater
3636 North Rancho Drive
Las Vegas, Nevada 89130

Re: Valley Bancorp – Increase in Authorized Shares/ Decrease in Par Value

Dear Mr. Bywater:

Pursuant to the provisions of NRS 661.035.1 the request to increase the number of authorized shares of Valley Bancorp from 2,500,000 shares to 2,750,000 is hereby approved. Additionally, this office hereby approves the proposed decrease in the par value from $.80 to $.73.

Please provide this office with a copy of the filed amendment to the articles of incorporation.

Yours truly,

L. Scott Walshaw

L. Scott Walshaw
Commissioner

Cc: Barry Hulin
Valley Bancorp

JAN 0 8 2002

Exhibit 2.2

BYLAWS

of

VALLEY BANCORP

A Nevada Bank Holding Company

104 of 239

VALLEY BANCORP

Bylaws

Table of Contents

BYLAWS
of
VALLEY BANCORP

A Nevada Bank Holding Company

ARTICLE I
OFFICES

1.01 PRINCIPAL OFFICE

The Board of Directors shall fix the location of the principal executive office of Bancorp (hereinafter, the "Bank" or the "Corporation") at any place within the State of Nev

1.02 OTHER OFFICES

Branch or other subordinate offices may at any time be established by the Board of Di at such other places, either within or outside the State of Nevada, as it deems appropriate.

ARTICLE II
MEETING OF STOCKHOLDERS

2.01 ANNUAL MEETINGS

The stockholders of the Corporation shall meet at least annually, at such date, time and either within or outside the State of Nevada, as is designated by the Board of Directors Corporation. At such Annual Meeting, directors shall be elected and any other proper busines be transacted.

2.02 SPECIAL MEETINGS

Special meetings of the stockholders may be called at any time by the Board of Directo Chairman of the Board, the President, or by any two or more stockholders owning in the aggi not less than twenty-five percent (25%) of the outstanding stock of the Corporation. Notice of special meeting, unless otherwise provided by law, shall be given in the same manner as for a meetings of stockholders.

2.03 QUORUM

No business may be transacted at any meeting of stockholders, annual or special, ι quorum shall be present. The presence in person or by proxy of the holders of a majorit outstanding shares entitled to vote at any meeting shall constitute a quorum for the transa business. If such majority is not present or represented at any meeting of the stockhold stockholders entitled to vote thereat, present in person or by proxy, shall have power to adj meeting from time to time until such requisite amount of voting stock shall be present.

2.04 ADJOURNED MEETING AND NOTICE THEREOF

Any meeting of stockholders, whether or not a quorum is present, may be adjourn time to time by the vote of the majority of the shares, the holders of which are either pr represented by proxy thereat, but in the absence of a quorum, except as provided in Section other business may be transacted at such meeting.

When any meeting of stockholders, either annual or special, is adjourned to anothe place, notice need not be given of the adjourned meeting if the time and place are announc meeting at which the adjournment is taken. However, when any meeting of stockholders is ac for more than 45 days from the date set for the original meeting or, if after adjournment, a ne date is fixed for the adjourned meeting, notice of any such adjourned meeting shall be given case of an original meeting. At any adjourned meeting the Corporation may transact any which may have been transacted at the original meeting.

2.05 NOTICE OF MEETINGS

All notices of meetings of stockholders shall be sent or otherwise given in accorda Section 2.06 to each stockholder entitled to vote thereat not less than 10 or more than 60 da the date of the meeting. Such notice shall state the place, date and hour of the meeting an

(a) In the case of a special meeting, the general nature of the business to be tr and no other business may be transacted; or

(b) In the case of the annual meeting, those matters which the Board of Directors, a of the mailing of the notice, intends to present for action by the stockholders, but, subj provisions of applicable law, any proper matter may be presented at the meeting for such ac notice of any meeting at which directors are to be elected shall include the proposed n directors and the names of nominees intended at the time of the notice to be presented by t of Directors for election, and the procedure for making written nominations.

If action is proposed to be taken at any meeting for approval of (i) a contract or tr in which a director has a direct or indirect interest, pursuant to Section 78.140 of the Nevad Statutes ("NRS"), (ii) an amendment of the Articles of Incorporation, (iii) a reorganizat Corporation, (iv) a voluntary dissolution of the Corporation, or (v) a distribution in dissolu than in accordance with the rights of outstanding preferred shares, the notice shall alsc general nature of that proposal.

2.06 MANNER OF GIVING NOTICE

Notice of a meeting of stockholders shall be given either personally or by first clas facsimile or telegraphic or other written communication, charges prepaid, addressed stockholder at the address of that stockholder appearing on the books of the Corporation o by the stockholder to the Corporation for the purpose of notice. Notice shall be deemed to ha given at the time when delivered personally or deposited in the mail or sent by facsimil telegram or other means of written communication.

An affidavit of mailing or other means of giving any notice in accordance with th provisions, executed by the Secretary, Assistant Secretary or other transfer agent shall be prir evidence of the giving of the notice.

2.07 PROXIES

Every person entitled to vote shares or execute written consents has the right to do s in person or by one or more persons authorized by a written proxy executed and dated stockholder and filed with the Secretary of the Corporation prior to the convening of any me the stockholders at which any such proxy is to be used or prior to the use of such written A validly executed proxy which does not state that it is irrevocable continues in full force ar unless (a) revoked by the person executing it, before the vote pursuant thereto, by a writing d to the Corporation stating that the proxy is revoked or by a subsequent proxy executed b attendance at the meeting and voting in person by, the person executing the proxy; or (b) notice of the death or incapacity of the maker of the proxy is received by the Corporation be vote pursuant thereto is counted; provided, however, that no proxy shall be valid after the ex of six months from the date of its execution unless otherwise provided in the proxy or ot provided in Section 78.355 of the NRS.

2.08 VOTING LIST

The officer or agent having charge of the stock ledger (also known as the stock transf for shares of the Corporation shall make, at least 10 days before each meeting of stockholder adjournment thereof, arranged in alphabetical order, with the address of and the number held by each, which list, for a period of 10 days prior to the meeting, shall be kept on fi principal office of the Corporation and shall be subject to inspection by any stockholder at during usual business hours.

(a) The list shall also be produced and kept open at the time and place of the stoc meeting and shall be subject to the inspection of any stockholder during the whole tin meeting.

(b) The original stock ledger shall be prima facie evidence as to who are the stockl entitled to examine the lists or stock ledger or to vote at any meeting of stockholders.

(c) Failure to comply with the requirements of this Section does not affect the val any action taken at the meeting.

(d) An agent in charge of the stock ledger who fails to prepare the list of stockh or to keep it on file for a period of 10 days, or produce and keep it open for inspection at the m as provided in this Section, is liable to any stockholder suffering damage on account of the fa the extent of the damage.

2.09 NOMINATIONS FOR DIRECTORS

Nominations for election of members of the Board of Directors may be made by the of Directors or by any stockholder of any outstanding class of capital stock of the Corp entitled to vote for the election of directors. Nominations shall be made in writing and s delivered or mailed to the Chairman of the Board of the Corporation not less than 21 days n than 60 days prior to any meeting of the stockholders called for the election of the di provided, however, that if less than 21 days notice of the meeting is given to stockholde nomination shall be mailed or delivered to the Chairman of the Board not later than the business of the tenth day following the day on which the notice of the meeting was r

Such nomination shall contain the following information, to the extent known to the n stockholder: (a) the name and address of each proposed nominee; (b) the principal occupation proposed nominee; (c) the number of shares of capital stock of the Corporation owned proposed nominee; and (d) the name and residence address of the nominating stockholder

2.10 VOTING

The stockholders entitled to notice of any meeting or to vote at any such meeting sl be those persons in whose name shares stand on the stock ledger of the Corporation on th date determined in accordance with Section 2.11, subject to any provisions of law relating t of shares held by a fiduciary in the name of a corporation or in joint ownership.

The stockholders' vote may be by voice or ballot. On any matter, any stockholder r part of the shares in favor of the proposal and refrain from voting the remaining shares or v against the proposal, but if the stockholder fails to specify the number of shares which the sto is voting affirmatively, it will be conclusively presumed that the stockholder's approving vo respect to all shares that the stockholder is entitled to vote.

In deciding on questions at meetings of stockholders, each stockholder shall be entitl vote for each share of stock held. If a quorum is present, the affirmative vote of a majori votes cast shall decide each matter submitted to the stockholders, shares presented at the me entitled to vote on any matter shall be the act of the stockholders, unless a larger vote or vo class is required by the NRS, the Articles of Incorporation or these Bylaws.

In the election of directors, the candidates receiving the highest number of votes cas the number of directors to be elected, shall be elected.

Cumulative voting shall not exist with respect to shares of Common Stock of the Bank, as hereinafter provided. Cumulative voting rights shall exist with regard to the election of di but only if at least one stockholder gives notice prior to the commencement of voting of his intention to cumulate votes. If such notice is given, each stockholder has a number of votes e the number of shares owned by such stockholder, multiplied by the number of directors to be e and each stockholder may cumulate such votes for a single candidate or distribute such votes as many candidates as the stockholder deems appropriate.

2.11 RECORD DATE

The Board of Directors may fix, in advance, a record date for the determination stockholders entitled to notice of any meeting or to vote, or entitled to receive payment dividend or other distribution, or any allotment of rights, or to exercise rights in respect of an lawful action. The record date so fixed shall not be more than 60 days nor less than 10 days p the date of the meeting, nor more than 60 days prior to any other action. When a record dat fixed, only stockholders of record on that date are entitled to notice of and to vote at the m or to receive the dividend, distribution or allotment of rights, or to exercise the rights, as the ca be, notwithstanding any transfer of shares on the books of the Corporation after the record c determination of stockholders of record entitled to notice of or to vote at a meeting of stockh shall apply to any adjournment of the meeting unless the Board of Directors fixes a new reco for the adjourned meeting. The Board of Directors shall fix a new record date if the mee adjourned for more than 45 days.

If no record date is fixed by the Board of Directors, the record date for deter stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the cl business on the business day next preceding the day on which notice is given, or, if notice is w the close of business on the business day next preceding the day on which the meeting is hel record date for determining stockholders for any purpose shall be at the close of business on t on which the Board of Directors adopts the resolution related thereto, or if later, the sixtieth day prior to the date of such other action.

2.12 CONDUCT OF MEETINGS

The President or, in his absence, the Chairperson of the Board of Directors shall Chairperson at all meetings of the stockholders.

The Chairperson shall conduct each meeting in a business like and fair manner, but sh be obliged to follow any technical, formal or parliamentary rules or principles of procedu Chairperson's rulings on procedural matters shall be conclusive. Without limiting the generali foregoing, the Chairperson shall have all the powers usually vested in the Chairperson of a r of stockholders.

2.13 CONSENT OF ABSENTEES

The transactions of any meeting of stockholders, however called and noticed, and w held, are as valid as though done at a meeting duly held after regular call and notice, if a qu present either in person or by proxy, and if, either before or after the meeting, each of the entitled to vote, not present in person or by proxy, signs a waiver of notice or a consen holding of the meeting or any approval of the minutes thereof. All such waivers, cons approvals shall be filed with the records of the Corporation or made part of the minute meeting.

Attendance of a person at a meeting shall constitute a waiver of notice of and presence meeting, except when the person objects, at the beginning of the meeting, to the transactio business because the meeting is not lawfully called or convened and except that attenda meeting is not a waiver of any right to object to the consideration of matters required to be i in the notice but not so included, if such objection is expressly made at the meeting.

Neither the business to be transacted at, nor the purpose of, any regular or special r of stockholders need be specified in any written waiver of notice, except that if action is t proposed to be taken for approval of any of those matters specified in paragraph 2.05 (b), the of notice or consent shall state the general nature of the proposal.

2.14 ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Any action which may be taken at any annual or special meeting of stockholders may l without a meeting and without prior notice, if a consent in writing, setting forth the action s is signed by the holders of the outstanding shares having not less than the minimum number that would be necessary to authorize to take such action at a meeting at which all shares en vote thereon were present and voted, or their proxies.

In the case of the election of directors, such written consent shall be effective only i by the holders of all the outstanding shares entitled to vote for election of directors.

All such consents shall be filed with the Secretary of the Corporation and shall be ma in the records of the Corporation. Any stockholder giving a written consent may revoke the by a writing received by the Secretary of the Corporation before written consents of the nu shares required to authorize the proposed action have been filed with the Secretary.

If the unanimous written consent of all stockholders entitled to vote shall not have received, the Secretary shall give prompt notice of the corporate action approved by the stockh without meeting. In the case of approval of (a) contracts or transactions in which a Directoı direct or indirect financial interest, (b) indemnification of agents of the Corporation, reorganization of the Corporation, and (d) a distribution in dissolution other than in accordanc the rights of the outstanding preferred shares, the notice shall be given at least 10 days befc consummation of any action authorized by that approval, pursuant to Section 2.05 .

2.15 INSPECTORS OF ELECTION

In advance of any meeting of stockholders, the Board of Directors may appoint any p other than nominees for office as inspectors of election to act at such meeting and any adjour thereof. If no inspectors of election are appointed, or if any persons so appointed fail to ap fail or refuse to act, the Chairperson of any such meeting, and on the request of any stockho stockholder's proxy, shall appoint inspectors of election at the meeting. The number of ins shall be three. A vacancy may be filled by the Chairperson.

The duties of such inspectors shall include: determining the number of shares outstandi the voting power of each; the shares represented at the meeting; the existence of a quoru authenticity, validity and the effect of the proxies; receiving votes, ballots or consents; heari determining all challenges and questions in any way arising in connection with the right t counting and tabulating all votes or consents; determining when the polls shall close; determin result; and doing such acts as may be proper to conduct the election or vote with fairnes stockholders. The decision, act or certification of a majority of the inspectors is effective respects as the decision, act or certification of all.

ARTICLE III
DIRECTORS

3.01 STANDARD OF CARE

Each director shall exercise such powers and otherwise perform such duties in good fa in a manner such director reasonably believes to be in or not opposed to the best interests Corporation, and with such care, including reasonable inquiry, using ordinary prudence, as a in like position would use under similar circumstances.

3.02 NUMBER AND QUALIFICATIONS OF DIRECTORS

The property and business of this Corporation shall be managed generally by the B Directors. Except as otherwise permitted by the banking laws and regulations applicable Corporation, the number of directors shall not be less than five (5) nor more than fifteen (1 no more than two being employees of the Corporation, until changed by amendment to these or by a resolution of the stockholders at any annual or special meeting thereof. The initial d shall hold office until the first meeting of the Annual Stockholders Meeting.

The exact number of directors shall be fixed from time to time by resolution of a maj the full Board of Directors. The number of directors may be increased or decreased from time by resolution of the Board of Directors or stockholders or by amendment to these Bylaws, decrease shall have the effect of shortening the term of any incumbent director, nor decre number of directors to less than five (5). Directors need not be residents of the State of N

The directors shall be elected each year at the annual meeting of stockholders or at a meeting called and held for that purpose. Each director shall be appointed to serve for a term years until his successor shall be appointed and qualified. The terms of the directors shall such that approximately one-third of the total number of directors is elected each year.

No person is eligible to serve as a director of this Corporation unless he or she is a b owner of the stock of the Corporation or its parent corporation. The stock owned must hav fair market value of $1,000 or more as of the date it was purchased or the date the person l a director. The stock must be fully paid and not pledged.

Without the prior consent of a majority of the Board of Directors, no person sl member of the Board of Directors of this Corporation:

(a) Who is a director, officer, employee, agent, nominee or attorney of any corporation, bank holding company, thrift, savings and loan association or other type of ir engaged in business in Nevada and providing financial services in competition to the Corpo of any affiliate or subsidiary thereof, other than this Corporation or any of its subsidiaries or or

(b) Who was or is the nominee of anyone who has a contract, arrangement or unde with any such business or with any officer, director, employee, agent, nominee, attorney representative thereof that he will reveal or in any way utilize information obtained as a d that he will, directly or indirectly, attempt to effect or encourage any action of this Corpo

3.03 POWERS OF THE BOARD OF DIRECTORS

Subject to the provisions of Chapters 78, 659 and 661 of the NRS and any limitati Articles of Incorporation and these Bylaws relating to an action required to be approv stockholders or by the outstanding shares, the business and affairs of the Corporatio managed and all corporate powers shall be exercised by or under the direction of the Directors. The Board of Directors may delegate the management of the day to day opera business of the Corporation to the officers of the Corporation, provided that the business of the Corporation shall be managed and all corporate powers shall be exercised under th direction of the Board of Directors. Without prejudice to such general powers, but sub same limitations, it is hereby expressly declared that the Board of Directors shall have the

powers in addition to the other powers enumerated in these Bylaws and in the laws of the St
Nevada:

(a) To select and remove any officer, agent or employee of the Corporation; to prescril powers and duties for each person that are consistent with law and with the Articles of Incorpo and these Bylaws; to fix such person's compensation; and to require from such person securi faithful service;

(b) To conduct, manage and control the affairs and business of the Corporation and to such rules and regulations therefor not inconsistent with law, or with the Articles of Incorpo or these Bylaws as they deem best;

(c) To adopt, make and use a corporate seal, and to prescribe the forms of certifica stock, and to alter the form of such seal and of such certificates from time to time as in their jud they may deem best;

(d) To authorize the issuance of shares of stock of the Corporation from time to time such terms and for such consideration as may be lawful and to take such other actions in thereto as may be authorized by the Articles of Incorporation;

(e) To borrow money and incur indebtedness for the purposes of the Corporation, cause to be executed and delivered therefor, in the corporate name, promissory and capital bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of de securities therefor and any agreements pertaining thereto;

(f) To prescribe the manner in which, and the person or persons by whom, any o the checks, drafts, notes, contracts and other corporate instruments shall be executed;

(g) To appoint and designate, by resolution adopted by a majority of the authorized n of directors, one or more committees, each consisting of two or more directors, includi appointment of alternate members of any committee who may replace any absent member meeting of the committee; and

(h) Generally, to do and perform every act or thing whatever that may pertain to authorized by the Board of Directors of a commercial bank holding company under the law State of Nevada.

3.04 OATH: SUBSCRIPTION AND FILING

Each director of this Corporation, upon taking office, after the Corporation's rece Certificate of Authority to transact business as a bank from the Nevada Commissioner of Fi Institutions, shall make an oath or affirmation that:

(a) He or she will, so far as the duty devolves upon him, diligently and honestly admir affairs of the Corporation, and will not knowingly violate, or willingly permit to be violate the provisions of law applicable to the Corporation; and

(b) He or she is the owner, in good faith and in his or her own right, of the nu shares of stock standing in his or her name on the books of the Corporation, and that the sto hypothecated or in any way pledged as security for any loan or debt.

Such oath shall be subscribed by the director and certified by the officer before wh taken or by the Secretary of the Corporation.

3.05 LOCATION OF MEETINGS OF THE BOARD OF DIRECTORS

Regular meetings of the Board of Directors shall be held at any place within the Nevada which has been designated in the notice of meeting or if there is no notice, at the p executive office of the Corporation, or at a place designated by resolution of the Board of D or by the written consent of all members of the Board of Directors. Any regular or special is valid wherever held if held upon written consent of all members of the meeting and filed Secretary.

3.06 ORGANIZATION MEETING

The President, or in his absence, the Chairperson of the Board, upon receiving the certi of the inspectors of election of the result of the appointment shall notify the directors-elect appointment and of the time and day at which they are required to meet at the office Corporation for the purpose of organizing the new Board of Directors and electing and app officers of the Corporation for the succeeding year. Such meeting shall be held on the da election or as soon thereafter as practicable, and in any event, within 30 days thereof. If, at t fixed for such meeting, there shall not be a quorum present, the directors present may adjo meeting, from time to time, until a quorum is obtained.

3.07 REGULAR MEETINGS OF THE BOARD

Regular meetings of the Board of Directors shall be held without notice, no le quarterly, at a time and place to be fixed by the Board of Directors ; provided, however, sho day fall upon a legal holiday observed by the Corporation at its principal office, then said r shall be held at the same time and place on the next succeeding full business day. Notice of regular meetings of the Board of Directors is not required.

3.08 SPECIAL MEETINGS

Special meetings of the Board of Directors for any purpose or purposes may be calle time by the Chairperson of the Board, the President, the Secretary or by the lesser of either a n of the Board of Directors or any five (5) directors.

Special meetings of the Board of Directors shall be held upon four (4) days written not mail or 48 hours notice delivered personally or by telephone, facsimile or telegraph. Any such shall be addressed or delivered to each director at such director's address as it is shown up records of the Corporation or as may have been given to the Corporation by the director for pu of notice or, if such address is not shown on such records or is not readily ascertainable, at the in which the meeting of the directors are regularly held. Such notice may, but need not, spec purpose of the meetings, nor the place if the meeting is to be held at the principal executive of the Corporation. Notice of any meeting of the Board of Directors need not be given to any d who attends the meeting without protesting the lack of notice to such director, either prior or at its commencement.

Notice by mail shall be deemed to have been given at the time a written notice is de in the U.S. mail, postage prepaid. Any other written notice shall be deemed to have been give time it is personally delivered to the recipient or is delivered to a common carrier for transm or is actually transmitted by the person giving the notice by electronic means to the rec

Oral notice shall be deemed to have been given at the time it is communicated, in per telephone, facsimile or wireless, to the recipient or to a person at the office of the recipient wh person giving the notice has reason to believe will promptly communicate it to the recipier

3.09 WAIVER OF NOTICE

The transactions of any meeting of the Board of Directors, however called and no wherever held, shall be as valid as though had at a meeting held after regular call and no quorum is present and if, either before or after the meeting, each of the directors not prese a written waiver of notice, a consent to holding a meeting, or an approval of the m

The waiver of notice or consent need not specify the purpose of the meeting. A waivers, consents and approvals shall be filed with the records of the Corporation or made the minutes of the meeting. Notice of a meeting shall also be deemed given to any direc attends the meeting protesting before or at its commencement, the lack of notice to that m

3.10 ADJOURNMENT

A majority of the directors present, whether or not constituting a quorum, may adj meeting to another time and place.

3.11 NOTICE OF ADJOURNMENT

Notice of the time and place of holding an adjourned meeting need not be given, u meeting is adjourned for more than 24 hours, in which case notice of the time and place shall before the time of the adjourned meeting, in the manner specified in Section 3.08, to the di who were not present at the time of the adjournment.

3.12 ACTION WITHOUT MEETING

Any action required or permitted to be taken by the Board of Directors may be taken w a meeting, if all members of the Board of Directors shall individually or collectively consent in to that action. Such action by written consent shall have the same force and effect as a una vote of the Board of Directors. Such written consent or consents shall be filed with the mir the proceedings of the Board of Directors.

3.13 VACANCIES

A vacancy or vacancies in the Board of Directors shall be deemed to exist in the ever death, resignation or removal of any director, or if the Board of Directors by resolution c vacant the office of a director for cause, or if the authorized number of directors is increas the stockholders fail, at any meeting of stockholders at which any director or directors are to elect the number of directors to be voted for at the meeting.

3.14 RESIGNATION

Any director may resign his or her office at any time. Such resignation shall be made ir and shall take effect immediately upon delivery to the President, Secretary or the Board of D or at the time specified therein. No acceptance of a resignation shall be necessary or required it effective, unless expressly so provided in the resignation. If the resignation of a director is e at a future time, the Board of Directors may elect a successor to take office when the res becomes effective.

3.15 REMOVAL OF DIRECTORS

Any director of the Corporation may be removed at any time, either with or witho by the vote or written consent of stockholders representing not less than two-thirds of the is outstanding capital stock entitled to voting power, pursuant to the terms of Section 78.3 Nevada Revised Statutes.

No reduction of the authorized number of directors shall have the effect of remo director before that director's term of office expires.

3.16 FILLING BOARD VACANCIES

Vacancies in the Board of Directors may be filled by a majority of the remaining though less than a quorum, or by a sole remaining director, except that a vacancy creat removal of a director by the vote or written consent of the stockholders or by a court ord filled by the vote of a majority of the shares entitled to vote represented at a duly held meet stockholders at which a quorum is present, or by unanimous written consent of holders outstanding shares entitled to vote. Each director so elected shall hold office until the next meeting of the stockholders and until a successor has been elected and qualified.

In the event a vacancy on the Board of Directors has not been filled by the directors 60 days of the vacancy, a director may be elected to fill the vacancy by written consent of the h of a majority of the outstanding shares entitled to vote for the election of directors, exceptin case of a removal of a director pursuant to Section 78.335 of the NRS.

3.17 FEES AND COMPENSATION

Directors and members of committees may receive such compensation, if any, fo services, and such reimbursement for expenses, as may be fixed or determined from time to t resolution of the Board of Directors. This Section 3.17 shall not be construed to preclude any c from serving the Corporation in any other capacity as an officer, agent, employee or otherwi receiving compensation for those services.

3.18 QUORUM AT BOARD MEETINGS

A majority of the authorized number of directors shall constitute a quorum of the B Directors for the transaction of business, except to adjourn as hereinafter provided. Ever decision done or made by a majority of the directors present at a meeting duly held at which a is present shall be regarded as the act of the Board of Directors, unless (a) a greater nu required by law, by the Articles of Incorporation or by these Bylaws or (b) the Board of D is approving committee appointments, indemnification of directors or contracts or transac which a director has a direct or indirect material personal or financial interest, in which ev terms of Section 3.21 below shall apply.

A meeting at which a quorum is initially present may continue to transact b notwithstanding the voluntary withdrawal of directors, if any action taken is approved by a majority of the required quorum for such meeting.

3.19 MANIFESTATION OF DISSENT

A director who is present at a meeting of the Board of Directors at which actio corporate matter is taken shall be presumed to have assented to the action taken unless hi shall be entered in the minutes of the meeting or unless he shall file his written dissent to su with the Secretary of the meeting before the adjournment thereof or shall forward such d registered mail to the Secretary of the Corporation immediately after the adjournment of the Such right to dissent shall not apply to a director who voted in favor of such action.

3.20 INSPECTION BY DIRECTORS

Every director shall have the absolute right at any reasonable time to inspect al records and documents of every kind and the physical properties of the Corporation and ea subsidiary corporations. This inspection by a director may be made in person or by an au agent or attorney and the right of inspection includes the right to copy and make ex documents.

3.21 TRANSACTIONS BETWEEN DIRECTORS AND CORPORATION

3.21.1 No contract or other transaction between the Corporation and one or mo directors or officers, or between the Corporation and any corporation, firm, partnership or ass in which one or more of its directors or officers are directors or officers or are financially in is either void or voidable solely for this reason or solely because any such director or officer is at the meeting of the Board of Directors or a committee thereof which authorizes or appr contract or transaction, or because the vote or votes of common or interested directors are for such purpose, if (a) the contract or transaction is fair to the Corporation at the ti authorized or approved, and (b) the circumstances specified in either of the following exis

(i) The fact of the common directorship or financial interest is disc known to the Board of Directors or committee and noted in the minu the Board of Directors or committee authorizes, approves or rat contract or transaction in good faith by a vote sufficient for the without counting the vote or votes of such director or directors.

(ii) The fact of the common directorship or financial interest is disc known to the stockholders, and they approve or ratify the cor transaction in good faith by a majority vote or written consent of stocl holding a majority of the shares entitled to vote; the votes of the cor interested directors or officers shall be counted in any such stockholders.

3.21.2 Common or interested directors may be counted in determining the prese quorum at a meeting of the Board of Directors or a committee thereof which authorizes, a or ratifies a contract or transaction, and if the votes of the common or interested directors counted at such meeting, then a majority of the disinterested directors may authorize, ap ratify a contract or transaction.

3.21.3 Unless otherwise provided in the Articles of Incorporation or these Bylaws, th of Directors may fix the compensation of directors for services in any capacity.

ARTICLE IV

<u>BOARD COMMITTEES</u>

4.01 GENERAL AUTHORITY

The Chairperson of the Board of Directors shall, from time to time, appoint such comr of the Board of Directors as are deemed necessary to fulfill the needs of the Corporation, appointments shall be approved by the Board of Directors. The membership of such committee be composed of directors and/or officers or employees of the Corporation.

Each committee so appointed and approved shall keep minutes of its proceedings whi be available to the Board of Directors for review at any and all times.

4.02 EXECUTIVE COMMITTEE

The Board of Directors may, in its discretion, by resolution, constitute an Exe Committee of the Board of Directors. The members of such Executive Committee shall be app by the Chairperson of the Board of Directors. Such Executive Committee shall be comprised c to five members of the Board of Directors who will serve at the pleasure of the Chairperson Board of Directors, but must be appointed at least annually. The Executive Committee shall h power of immediate oversight and management of the business affairs of the Corporation, inc the power to advise, direct and assist the officers and employees of the Corporation i management and decisions involving, but not limited to, the solvency, liquidity and financial s of the Corporation. The Executive Committee shall investigate, consider and recommend actic procedures to the Board of Directors on issues of major significance to the Corporatio Executive Committee shall have such other powers and shall perform such other duties as the of Directors may indicate to it in writing from time to time. The Executive Committee, howeve have no power to declare dividends or to adopt, amend or repeal the Bylaws of the Corpo

In the absence of a duly constituted Board of Directors Investment Committee, the Ex Committee shall have the power to ensure adherence to the investment policy of the Corpora determined by the Board of Directors, to recommend amendments thereto, to purchase a securities, to exercise authority regarding investments, and to exercise, when the Board of Di is not in session, all other powers of the Board of Directors regarding investments and securit may be lawfully delegated.

The Executive Committee shall act by a majority of the members thereof, and any acti taken by the Executive Committee within the course of its authority shall be binding Corporation.

The Chairperson of the Board of Directors shall appoint the Chairperson of the Ex Committee.

The Executive Committee shall keep minutes of its meetings, and its actions shall be r at the next regular meeting of the Board of Directors at which a quorum is present and an taken by the Board of Directors with respect thereto shall be entered into the minutes of th of Directors.

4.03 BOARD LOAN COMMITTEE

There shall be a Loan Committee comprised of the President and three or more (directors appointed by the Chairperson of the Board of Directors and approved by the B(Directors at least annually. The Loan Committee shall have the power to discount and purchas notes and other evidences of debt, to buy and sell bills of exchange, to examine and approv and discounts, to exercise authority regarding loans and discounts, and to exercise when the of Directors is not in session, all other powers of the Board of Directors that may lawf delegated. The Loan Committee shall keep minutes of its meetings, and such minutes s submitted at the next regular meeting of the Board of Directors at which a quorum is prese any action taken by the Board of Directors with respect thereto shall be entered into the mir the Board of Directors. The Loan Committee will recommend the Bank's house lending limit Board of Directors for final approval as appropriate.

4.04 BOARD AUDIT COMMITTEE

The Audit Committee shall consist of not less than three outside directors who are officers nor employees of the Corporation and are free from any relationship that, in the opi the Board of Directors, would interfere with the exercise by such director of independent ju as a committee member. No director who is an affiliate of the Corporation or an officer or en of the Corporation shall be qualified for Audit Committee membership. A majority of th Committee shall constitute a quorum.

The Audit Committee shall assist the Board of Directors in fulfilling its responsibilitie Corporation's accounting and financial reporting practices and provide a channel of commur between the Board of Directors and the Corporation's independent auditors.

4.05 COMPENSATION AND NOMINATIONS COMMITTEE

The Compensation and Nominations Committee shall consist of the Chairperson of the the President and no less than three outside directors appointed by the Chairperson of the E Directors and approved by the Board of Directors at least annually. The Compensat Nominations Committee shall be responsible for studying and reviewing compensation and l for all existing and new employees of the Bank and for recommending compensation and levels to the Board of Directors for officers and employees, except that the compensation and l of the President shall be considered by the Compensation and Nominations Committee out President's presence. The absence of the President from the Compensation and Nom Committee while it is considering the President's compensation and benefits shall not p quorum from being present. The Compensation and Nominations Committee shall also study, interview and recommend prospective candidates for nomination to the Board of Director

The Compensation and Nominations Committee shall act by a majority of the m thereof, and any action duly taken by the Compensation and Nominations Committee shall be t on the Corporation.

The Compensation and Nominations Committee shall keep minutes of its meetings, actions shall be reported at the next regular meeting of the Board of Directors at which a quo present and any action taken by the Board of Directors with respect thereto shall entered i minutes of the Board of Directors.

ARTICLE V
OFFICERS

5.01 OFFICERS

The officers of the Corporation shall be a Chairperson of the Board, a President, a Sec a Chief Financial Officer, one or more Vice Presidents, and such other officers as from time may be recommended by the President and approved by the Board of Directors as neces desirable to properly manage the business of the Corporation.

5.02 ELECTION AND TERM

All officers of the Corporation shall be elected annually by the Board of Director regular organizational meeting held immediately after the annual meeting of the stockholders election of officers is not held at such meeting, such election shall be held as soon thereafter be convenient. Each officer shall hold office until his or her successor has been duly elect qualified, until his or her death, until he or she shall resign, or until he or she shall be remove office as hereinafter provided. An officer elected or appointed shall serve at will; such elec appointment shall not of itself create any contract rights. Nothing contained herein howeve restrict the Board of Directors or the President, with the approval of the Board of Directors entering into an employment contract with an officer, provided such contract specifically defi rights and duties of the parties thereto in the event that the officer is not reelected to his position during the term of the contract.

5.03 DUTIES AND POWERS OF OFFICERS

The duties and powers of officers of the Corporation shall be as follows and as may fro to time be set by resolution of the Board of Directors.

5.03.1 *Chairperson of the Board*. The Board of Directors shall elect one members to be Chairperson of the Board of Directors to serve at the pleasure of the Bo Directors. The Chairperson, if present, shall preside over all meetings of the Board of Directo Chairperson of the Board of Directors shall supervise the carrying out of the policies ado approved by the Board of Directors, shall have the specific powers conferred by these Bylav shall also have and may exercise such further powers and duties as from time to time conferred upon, or assigned by the Board of Directors.

5.03.2 *Vice Chairperson of the Board.* The Board of Directors may appoin its members to be Vice Chairperson to serve at the pleasure of the Board. In the absenc Chairperson, the Vice Chairperson shall preside at all meetings of the Board of Directc supervise the carrying out of policies adopted or approved by the Board of Directors, and w the powers of the Chairperson. The Vice Chairperson shall have and may exercise such pov duties as from time to time may be conferred upon or assigned by the Chairperson or by th of Directors.

5.03.3 *President.* Subject to such powers, if any, as may be given by the E Directors to the Chairperson of the Board, the Board of Directors shall elect a President w be the Chief Executive Officer and shall have, subject to the control of the Board of D: general supervision, direction and control of the business, officers and staff of the Corporatio absence of both the Chairperson of the Board and the Vice Chairperson, or if there is n President shall preside at all meetings of the stockholders and at all meetings of the E Directors.

The President has the general powers and duties of management usually vested in th of Chief Executive Officer of a Corporation and such other powers and duties as may be fr to time conferred upon or assigned to him or her by the Board of Directors.

The President shall serve as a member of the Board of Directors and shall always be i in the list of nominations submitted by the Board of Directors to the stockholders for the el Directors.

The Board of Directors, by proper resolution and upon a determination that such actic be in the best interests of the Corporation, may split the office of Chief Executive Off President and the rights and duties pertaining thereto between two persons.

5.03.4 *Executive Vice President.* Upon the recommendation of the Presi Board of Directors may appoint one or more Executive Vice Presidents. Each Executi President shall have such powers and duties as may be assigned by the President or I Directors. One Executive Vice President shall be designated by the Board of Directors in the or unavailability of the President, to perform the duties of the President.

5.03.5 *Other Officers.* Upon recommendation of the President, the Board of may appoint a Treasurer, Assistant Treasurer, Secretary and one or more Senior Vice Pr Vice Presidents and other officers of the Corporation as, in the President's judgment, are n or desirable for the proper operation of the Corporation. Each such officer shall have such p duties as may be assigned by the President or the Board of Directors.

5.03.6 *Treasurer*. The Treasurer shall be the Chief Financial Officer Corporation and shall be responsible for all of the financial systems in use in the Corporati shall keep and maintain, or cause to be kept and maintained, adequate and correct books and of the properties and business transactions of the Corporation, including accounts of assets, lial receipts, disbursements, gains, losses, capital, retained earnings and shares, and shall send o to be sent to the stockholders of the Corporation and the regulatory authorities such fi statements and reports as are by law or these Bylaws require to be sent to them. The bc account shall at all times be open to inspection by any directors of the Corporation.

The Treasurer shall deposit all monies and other valuables in the name and to the cred Corporation with such depositories as may be designated by the Board of Directors. The Tr shall disburse funds of the Corporation as may be ordered by the Board of Directors, shall re the President and directors, whenever they request it, an account of all transactions engag Treasurer and of the financial condition of the Corporation, and shall have such other pow perform such other duties as may be prescribed by the President or the Board of Directors.

5.03.7 *Assistant Treasurer*. The Assistant Treasurer shall, in the absence or di of the Treasurer, or in the event of such officer's refusal to act, perform the duties and exer powers of the Treasurer and shall have such additional powers and discharge such duties as assigned from time to time by the President or by the Board of Directors.

5.03.8 *Secretary*. The Secretary shall be the same individual as the Treasur Secretary shall keep or cause to be kept, at the principal executive office or such other plac Board of Directors may order, a book of minutes of all meetings of the stockholders, the B Directors and its committees, with the time and place of holding, whether regular or specia special, how authorized, the notice thereof given, the names of those present or represe stockholder's meetings and the proceedings thereof. The minutes of each meeting of stock and of all regular and special meetings of the Board of Directors shall be signed by the Chai of the Board and attested by the Secretary. The minutes of all regular and special meeting Board of Directors may also be signed by each director present.

The Secretary shall also keep, or cause to be kept, at the principal executive office or b office of the Corporation, the organizational documents of the Corporation, the Arti Incorporation and all amendments thereto, the Banking Charter, the returns of elections, a c copy of the Bylaws and all amendments thereto, the stock ledger or duplicate stock ledge other documents required to be kept in accordance with Section 78.105 of the NRS.

The Secretary shall keep, or cause to be kept, at the principal executive office or at th of the Corporation's transfer agent or registrar, if one be appointed, a share register, or a du share register, showing names of the stockholders and their addresses, the number and cl shares held by each, the number and date of certificates issued for the same, and the number a of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the stockho of the Board of Directors required by the Bylaws or by law to be given and shall keep the s Corporation in safe custody.

5.04 OFFICER COMPENSATION

The salaries of the officers, Vice Presidents and above, shall be fixed from time to ti Board of Directors and no officer shall be prevented from receiving such compensation by the fact that such officer is also a director of the Corporation.

5.05 OFFICERS HOLDING MORE THAN ONE OFFICE

Any two or more offices may be held by the same person, but no officer shall acknowledge or verify any instrument in more than one capacity, and the offices of Presi Secretary shall not be held by the same person.

5.06 INABILITY TO ACT

In the case of the absence or inability to act of any officer of the Corporation ar person herein authorized to act in his or her place, the President may, from time to time, del powers or duties of such officer to any other officer, or with approval of the Board of Dir any director or other person whom the President may select.

5.07 REMOVAL

Subject to the rights, if any, of an officer under any contract of employment, or any a law or ruling, any officer may be removed at any time, either with or without cause, by the Directors, by the President except in the case of the internal auditor or other officer wh directly to the Board of Directors, or by any officer upon whom such power may be conferr President or Board of Directors.

5.08 RESIGNATION

Any officer may resign at any time by giving written notice to the President or the Ch of the Corporation, but without prejudice to the rights if any, of the Corporation under any to which the officer is a party. Any such resignation shall take effect immediately upon recei notice regardless of its specified time, unless the President or Chairperson authorizes a later date. The acceptance of such resignation shall not be necessary to make it effective.

5.09 VACANCIES

A vacancy in any office because of death, resignation, removal, disqualification or cause may be filled by the Board of Directors, upon recommendation from the Presiden unexpired portion of the prior officer's term. Vacancies may be filled at any meeting of the

Directors.

ARTICLE VI
INDEMNIFICATION

6.01 DEFINITIONS

For purposes of this Section, "agent" includes any person who is or was a director, employee or other agent of the Corporation, or who is or was serving at the request Corporation as a director, officer, employee or agent of another foreign or domestic corp partnership, joint venture, trust or other enterprise, or was a director, officer, employee or a a foreign or domestic corporation which was a predecessor corporation of the Corporatic another enterprise at the request of such predecessor corporation; "proceeding" incluc threatened, pending or completed action, suit or proceeding, whether civil, criminal, adminis arbitration or investigative; and "expenses" includes, without limitation, attorneys' fees a expenses of establishing a right to indemnification pursuant to law.

6.02 EXTENT OF INDEMNIFICATION

The Corporation shall, to the maximum extent permitted by the NRS, advance exp and indemnify each of its agents against expenses, judgments, fines, settlement and other a actually and reasonably incurred in connection with any proceeding arising by reason of the such person is or was an agent of the Corporation.

The Corporation shall pay the expenses of officers and directors incurred in defendin or criminal action, suit or proceeding as they are incurred and in advance of the final dispos the action, suit or proceeding upon the receipt of an undertaking by or on behalf of the dir officer to repay the amount if it is ultimately determined by a court of competent jurisdiction tl officer or director is not entitled to be indemnified by the Corporation. The provisions of this do not affect any rights to the advancement of expenses to which corporate personnel otl directors or officers may be entitled under any contract or otherwise by law.

Notwithstanding the forgoing, the provisions of this Article VI are subject to the requi and limitations set forth in state and federal laws, rule, regulations, or orders re indemnification and prepayment of legal expenses, including Section 18(k) of the Federal Insurance Act and Part 359 of the Federal Deposit Insurance Corporation's rules and regulat any successor regulations thereto.

6.03 INSURANCE

The Corporation shall have the power to purchase and maintain insurance on behal agent of the Corporation against any liability asserted against or incurred by the agent in such c or arising out of the agent's status as such whether or not the Corporation would have the p indemnify the agent against such liability under the provisions of Section 6.02.

ARTICLE VII
REPORTS AND RECORDS

7.01 INSPECTION OF CORPORATE RECORDS

The Corporation shall keep at its principal executive office, a record of its stockl giving the names and addresses of all stockholders and the number and class of shares held stockholder. Any person who has been a stockholder of record of the Corporation for at leas months immediately preceding his demand or any judgment creditor or any stockhc stockholders of the Corporation holding at least five percent (5%) in aggregate of the outs voting shares of the Corporation shall have the right as provided by the NRS to:

(a) Inspect and make extracts of the record of stockholders' names and addresses ar holdings during usual business hours upon five business days prior notice to the Corpora

(b) Inspect, from the transfer agent, if any, for the Corporation, upon five business da written demand, and upon the tender of its usual charges for such list (the amount of which shall be stated to the stockholder by the transfer agent upon request), a list of the stockholder and addresses who are entitled to vote for the election of directors and their stockholdings, most recent record date for which it has been compiled, or as of a date specified by the stoc subsequent to the date of demand.

Any delay by the Corporation or the transfer agent in complying with a demand unde 7.01(a) beyond the time limits specified therein shall give the stockholder or stockholders making the demand a right to obtain from a court of proper jurisdiction, upon the filing of a complaint in the proper county, and after a hearing, notice of which shall be given to such and in such manner as the court may direct, an order postponing any stockholders' meeting pr noticed for a period equal to the period of such delay. Such right shall be in addition to a legal or equitable remedies to which the stockholders may be entitled.

Any judgment creditor, stockholder or stockholders who must resort to court t information authorized to be released hereunder, and are successful upon final appeal in suc shall be fully reimbursed by the Corporation for all expenses and costs, including reasonable a fees, of bringing such action.

7.02 INSPECTION OF BYLAWS

The Corporation shall keep in its principal office the original copy of these By amended to date, which shall be open to inspection by stockholders at all reasonable tim office hours.

7.03 OTHER CORPORATE RECORDS

The accounting books and records and minutes of proceedings of the stockholders Board of Directors shall be kept at such place or places designated by the Board, or in the of such designation, at the principal executive office of the Corporation. The minutes shall in written form and the accounting books and records shall be kept either in written form o other form capable of being converted into written form.

Subject to the restrictions found in Section 7.05, the minutes and accounting bo records shall be open to inspection upon written demand of any stockholder or holder of a trust certificate, which demand is reasonably related to the holder's interests as a stockhold the holder of a voting trust certificate. The inspection may be made in person or by an aut agent or attorney, and shall include the right to copy and make extracts. These rights of ins shall extend to the records of each subsidiary corporation of the Corporation.

7.04 INSPECTION BY DIRECTORS

Every director shall have the absolute right at any reasonable time to inspect all records and documents of every kind and the physical properties of the Corporation and eac subsidiary corporations. This inspection by a director may be made in person or by an a attorney and the right of inspection includes the right to copy and make extracts of docume

7.05 RESTRICTIONS ON INSPECTION

The rights of persons who are not directors to inspect the books, records, minutes an official records and documents of the Corporation enumerated in this Article shall not extend t books, records, minutes and documents which are protected by the privacy rights of deposit other banking customers, by state and federal laws and regulations concerning regulatory repo matters, by laws protecting client-attorney and other confidentiality privileges, by the ne management for competitive confidentiality when that confidentiality is compromised by the r or when, in the judgment of the President, granting the request would be detrimental to th interests of the Corporation. The President shall make the final management decision on gran denying access; disputes shall be referred to the Executive Committee or to the entire Bo Directors for decision.

ARTICLE VIII
STOCK AND STOCK CERTIFICATES

8.01 STOCK CERTIFICATES

Stock certificates or certificates for shares of the capital stock of the Corporation sh issued to each stockholder when those shares are fully paid. All certificates shall be signed in the of the Corporation by the President or Vice President and by the Secretary or any Assistant Sec or by any other officer appointed by the Board of Directors for that purpose, certifying the n of shares and the class or series of shares owned by the stockholder. In the event any officer, t agent or registrar who has signed or whose facsimile signature has been placed on a certificat have ceased to be that officer, transfer agent or registrar before that certificate is issued, it r issued by the Corporation with the same effect as if that person were an officer, transfer a registrar at the date of issue.

8.02 TRANSFER OF STOCK

Shares of stock shall be transferable on the books of the Corporation, and a stock t book, also known as a stock ledger, shall be kept in which all transfers of stock shall be rec Every person becoming a stockholder by such transfer shall, in proportion to his shares, suc all rights of the prior holder of such shares.

8.03 LOST CERTIFICATES

Any person claiming a certificate of stock to be lost or destroyed shall make an affi affirmation of that fact and advertise the same in such manner as the Board of Directors may r and the Board of Directors may, in its discretion, require the owner of the lost or de certificate, or his or her legal representative, to give the Corporation a bond sufficient to ind the Corporation against any claim that may be made against it on account of the alleged loss such certificate. A new certificate of the same tenor and for the same number of shares as alleged to be lost or destroyed may be issued without requiring any bond, when in the judg the Board of Directors, it is proper to do so.

8.04 GENERAL BOARD AUTHORITY

The Board of Directors shall have all of the rights, power and authority conferred up Article IV of the Articles of Incorporation and by the laws of the State of Nevada in regar Corporation's issuance of stock.

ARTICLE IX
GENERAL CORPORATE MATTERS

9.01 RECORD DATE FOR PURPOSES OTHER THAN NOTICE AND VOTING

For purposes of determining the stockholders entitled to receive payment of any divi other distribution or allotment of any rights or entitled to exercise any rights in respect of a lawful action (other than action by stockholders by written consent without a meeting), the E Directors may fix, in advance, a record date which shall not be more than 60 or not less than before any such action, and in that case only stockholders of record on the date so fixed are to exercise the rights, as the case may be, notwithstanding any transfer of any shares on th of the Corporation after the record date so fixed, except as otherwise provided in the NR

Board of Directors does not so fix a record date, the date for determining stockholders : purpose shall be the close of business on the day on which the Board of Directors ado applicable resolution.

9.02 ENDORSEMENT OF DOCUMENTS; CONTRACTS

Subject to the provisions of applicable law, any check, draft or other orders of payı money, note, mortgage, evidence of indebtedness, contract, share certificate, conveyance, (instrument in writing and any assignment or endorsements thereof executed or entered into b the Corporation and any other person, shall be signed or endorsed by such person or person: such manner as, from time to time, shall be determined by the Board of Directors and, uı authorized by the Board of Directors, no officer, agent or employee shall have any power or aı to bind the Corporation by any contract or engagement or to pledge its credit or to render for any purpose or amount.

Any such instruments, when signed by the President or Executive Vice Presi(Treasurer, Senior Vice President, or Vice President, or any Assistant Treasurer of the Corp or when stamped with a facsimile signature of such appropriate officers in the case c certificates, shall be valid and binding upon the Corporation in the absence of actual knowl the part of the other person that the signing officers had no authority to execute the same.

9.03 REPRESENTATION OF SHARES OF OTHER CORPORATIONS

The President or any other officer or officers authorized by the Board of Directoı President are each authorized to vote, represent and exercise on behalf of the Corporation a incident to any and all shares of any other corporation or corporations standing in the nam Corporation or the Corporation's nominee. The authority herein granted may be exercised by (officer in person or by any other person authorized to do so by proxy or power of attorı executed by said officer.

9.04 CONSTRUCTION AND DEFINITIONS

Unless the context otherwise requires, the general provision, rules of construc definitions contained in the NRS shall govern the construction of these Bylaws. Without lim generality of this provision, the masculine gender includes the feminine and neuter, the number includes the plural, the plural number includes the singular, and the term "person" both a corporation and a natural person.

9.05 SEVERABILITY

Should any part, clause or provision of these Bylaws be void, invalid, inoperative or to law, such invalidity or defect shall not affect any other part, clause or provision hereof remainder shall be effective as though such part, clause or provision had not been containe

9.06 FISCAL YEAR

The fiscal year of the Corporation shall be the calendar year.

9.07 CORPORATE SEAL

The President, the Executive Vice President, the Senior Vice President, the Treas Secretary, or any Assistant Secretary, or other officer thereunto designated by the Board of D shall have authority to affix the corporate seal to any document requiring such seal, and to a same. Such seal shall be substantially in the following form: two concentric circles betwee shall be the name of the Corporation, and in the center shall be inscribed the year of its incorp

9.08 ANNUAL REPORT

The President shall cause an annual report concerning the Corporation to be prep distributed to each director and stockholder of the Corporation prior to the annual me stockholders. The President shall formally present such report to the stockholders and to the at the annual meeting of stockholders.

ARTICLE X
AMENDMENTS

10.01 AMENDMENTS BY STOCKHOLDERS

Subject to the approval of the Commissioner of the Financial Institutions Divisio State of Nevada, if such approval be required, new Bylaws may be adopted or these Bylaws amended or repealed by the vote or written consent of the holders of a majority of the out shares entitled to vote.

10.02 AMENDMENT BY DIRECTORS

Subject to the approval of the Commissioner of the Financial Institutions Divisio State of Nevada, if such approval be required, and subject to the rights of the stockho provided in Section 10.01, these Bylaws other than a provision thereof changing the au number of directors, may be adopted, amended or repealed by the Board of Directors.

10.03 RECORD OF AMENDMENTS

Whenever an amendment to or new Bylaws are adopted or repealed, the amended Bylaws shall be certified by the Secretary or Assistant Secretary of the Corporation and file minute book of the Corporation.

CERTIFICATE OF SECRETARY

I, THE UNDERSIGNED, DO HEREBY CERTIFY AS FOLLOWS:

That I am the duly elected, qualified and acting Secretary of Valley Bank, a Nevada banking corporation, and that the foregoing Bylaws were adopted as the Bylaws of the Corporation on the 17th day of January, 2001, by the Board of Directors of said Corporation.

IN WITNESS WHEREOF, I have executed this Certificate and affixed the corporate seal this 17th day of January, 2001.

Secretary

SEAL

SUBSCRIPTION FOR COMMON STOCK
VALLEY BANCORP

VALLEY BANCORP is offering for sale 320,000 shares of common stock, par value $0.73 per share ("Common Stock"), at a subscription price of $12.50 per share.

The undersigned, having received and read the Offering Circular of VALLEY BANCORP, dated ________, 2002, hereby offers to purchase the number of shares of the Common Stock of the Company set forth below at a subscription price of $12.50 per share, and encloses herewith the full aggregate subscription price. Checks or money orders should be made payable to VALLEY BANCORP.

Shares subscribed for .... ***(Minimum 800 Shares)***	___________
Aggregate purchase price (enclosed)	$___________

SUBSCRIPTIONS MUST BE RECEIVED BY VALLEY BANCORP NOT LATER THAN 5:00 P.M. LOCAL TIME ON ____________, 2003, UNLESS THE OFFERING IS TERMINATED EARLIER OR EXTENDED. AS DESCRIBED ON THE OFFERING CIRCULAR, SUBSCRIPTIONS WILL BE TREATED ON A FIRST-COME, FIRST-SERVED BASIS. THE COMPANY RESERVES THE RIGHT TO REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART.

Shares purchased by the undersigned shall be registered as listed below. (If certificates for shares are to be issued in more than one name, please specify whether ownership is to be as tenants in common, joint tenants, etc. If certificates for shares are to be issued in the name of one person for the benefit of another, please indicate whether registration should be as trustee or custodian for such other person.)

How Shares To Be Registered *(Please Print)*	No. of Shares *(at $12.50 per share)*
____	____________
____	____________
____	____________

IN WITNESS WHEREOF, I/we have executed this Subscription, retaining a copy for my/our records, and returning a copy by mail or delivery to:

VALLEY BANCORP
370 N. Stephanie Street
Henderson, NV 89014

Date: ____________________, 2003

______________________________ (Signature)	______________________________ (Signature) (If shares to be issued in more than one name)
______________________________ Name (Please print or type)	______________________________ Name (Please print or type)
______________________________ Street Address	______________________________ Street Address
______________________________ City and State ZIP	______________________________ City and State ZIP
Telephone:______________________	Telephone:______________________
Social Security No.:______________ or Taxpayer I.D. No.	Social Security No.:______________ or Taxpayer I.D. No.

IF SHARES TO BE HELD IN JOINT OWNERSHIP, ALL JOINT OWNERS SHOULD SIGN THIS SUBSCRIPTION.

RESOLUTION
OF THE SHAREHOLDERS
OF
VALLEY BANCORP

(Meeting of April 24, 2002)

Amendment to Employee Stock Option Plan

The Amendment to Employee Stock Option Plan to increase the number of shares of Bancorp stock available under the plan by 45,000 to an aggregate of 210,000 shares is approved in all respects.

Amendment to Nonqualified Stock Option Plan

The Ament to Nonqualified Stock Option Plan to increase the number of shares of Bancorp common stock available under the plan to 90,000 shares is approved in all respects.

VALLEY BANK

EMPLOYEE STOCK OPTION PLAN
RESOLUTION

for January 26, 2000, Special Shareholders Meeting

RESOLVED, that the Employee Stock Option Plan, as described in the Bank's Notice of Special Meeting dated January 6, 2000, is approved in all respects.

j:\c09199\m21100\00601

VALLEY BANK

EMPLOYEE STOCK OPTION PLAN

1. **Purpose of the Plan.** The purpose of this Employee Stock Option Plan ("Plan") is to provide additional incentives to key employees of Valley Bank ("Bank") and any of its future Subsidiaries, thereby helping to attract and retain the best available personnel for positions of responsibility with said corporations and otherwise promoting the success of the business activities of Bank. Bank intends that Options issued pursuant to this Plan shall constitute either Incentive Stock Options within the meaning of Section 422 of the Code or Nonqualified Stock Options

2. **Definitions.** As used in this Plan, the following definitions apply:

   a. "Bank" has the meaning set forth in paragraph 1 of this Plan.

   b. "Board" means the Board of Directors of Bank.

   c. "Code" means the Internal Revenue Code of 1986, as amended.

   d. "Common Stock" means Bank's common stock, $1 par value per share.

   e. "Committee" has the meaning set forth in subparagraph 4(a) of this Plan.

   f. "Continuous Status as Employee" means the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of sick leave, military leave or any other approved leave of absence.

   g. "Date of Grant" of an Option means the date on which the Committee makes the determination granting such Option, or such later date as the Committee may designate. The Date of Grant shall be specified in the Option agreement.

   h. "Employee" means any person employed by Bank, or a Subsidiary of Bank which is currently in existence or is hereafter organized or is acquired by Bank.

   i. "Exercise Price" has the meaning set forth in subparagraph 4(b)(2) of this Plan.

   j. "Option" means a stock option granted under this Plan. Options shall include both Incentive Stock Options as defined under Section 422 of the Code and Nonqualified Stock Options, which refer to all stock options other than Incentive Stock Options.

   k. "Optionee" means an Employee who receives an Option.

   l. "Plan" has the meaning set forth in paragraph 1 of this Plan.

m. "Parent" means any corporation owning at least eighty percent (80%) of the total voting power of the issued and outstanding stock of Bank, and eighty percent (80%) of the total value of the issued and outstanding stock of Bank.

n. "Shareholder-Employee" means an Employee who owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of Bank or of any Subsidiary or parent company. For this purpose, the attribution of stock ownership rules provided in Section 424(d) of the Code shall apply.

o. "Subsidiary" means any corporation of which not less than fifty percent (50%) of the voting shares are held by Bank or a Subsidiary, whether or not such corporation now exists or is hereafter organized or acquired by Bank or a Subsidiary.

3. Stock Subject to Options.

a. Number of Shares Reserved. The maximum number of shares which may be optioned and sold under this Plan is 120,000 shares of the Common Stock of Bank (subject to adjustment as provided in subparagraph 6(j) of this Plan). During the term of this Plan, Bank will at all times reserve and keep available a sufficient number of shares of its Common Stock to satisfy the requirements of this Plan.

b. Expired Options. If any outstanding Option expires or becomes unexercisable for any reason without having been exercised in full, the shares of Common Stock allocable to the unexercised portion of such Option will again become available for other Options.

4. Administration of the Plan.

a. The Committee. The Board will administer this Plan directly, acting as a Committee of the whole, or if the Board elects, by a separate Committee appointed by the Board for that purpose and consisting of at least three Board members. All references in the Plan to the "Committee" refers to this separate Committee, if any is established, or if none is then in existence, refers to the Board as a whole. Once appointed, any Committee will continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause), appoint new members in substitution, and fill vacancies however caused. The Committee will select one of its members as chairman, and will hold meetings at such times and places as the chairman or a majority of the Committee may determine. At all times, the Board will have the power to remove all members of the Committee and thereafter to directly administer this Plan as a Committee of the whole.

(1) Members of the Committee who are eligible for Options or who have been granted Options will be counted for all purposes in determining the existence of a quorum at any meeting of the Committee and will be eligible to vote on all matters before the Committee respecting the granting of Options or administration of this Plan.

(2) At least annually, the Committee must present a written report to the Board indicating the persons to whom Options have been granted since the date of the last such report, and in each case the Date of Grant, the number of shares optioned, and the per-share Exercise Price.

b. Powers of the Committee. All actions of the Committee must be either (i) by a majority vote of the members of the full Committee at a meeting of the Committee, or (ii) by unanimous written consent of all members of the full Committee without a meeting. All decisions, determinations and interpretations of the Committee will be final and binding on all persons, including all Optionees and any other holders or persons interested in any Options, unless otherwise expressly determined by a vote of the majority of the entire Board. No member of the Committee or of the Board will be liable for any action or determination made in good faith with respect to the Plan or any Option. Subject to all provisions and limitations of the Plan, the Committee will have the authority and discretion:

(1) to determine the persons to whom Options are to be granted, the Dates of Grant, and the number of shares to be represented by each Option;

(2) to determine the price at which shares of Common Stock are to be issued under an Option, subject to subparagraph 6(b) of this Plan ("Exercise Price");

(3) to determine all other terms and conditions of each Option granted under this Plan (including specification of the dates upon which Options become exercisable, and whether conditioned on performance standards, periods of service or otherwise), which terms and conditions can vary between Options;

(4) to modify or amend the terms of any Option previously granted, or to grant substitute Options, subject to subparagraphs 6(l) and 6(m) of this Plan;

(5) to authorize any person or persons to execute and deliver Option agreements or to take any other actions deemed by the Committee to be necessary or appropriate to effect the grant of Options by the Committee;

(6) to interpret this Plan and to make all other determinations and take all other actions which the Committee deems necessary or appropriate to administer this Plan in accordance with its terms and conditions.

5. **Eligibility.** Options may be granted only to Employees. Granting of Options under this Plan will be entirely discretionary with the Committee. Adoption of this Plan will not confer on any Employee any right to receive any Option or Options under this Plan unless and until said Options are granted by the Committee in its sole discretion. Neither the adoption of this Plan nor the granting of any Options under this Plan will confer upon any Employee or Optionee any right with respect to continuation of employment, nor will the same interfere in any way with his or her right or with the right of the shareholders of Bank or any Subsidiary to terminate his or her employment at any time.

6. **Terms and Conditions of Options.** All Options granted under this Plan must be authorized by the Committee, and must be documented in written Option agreements in such form as the Committee will approve from time to time, which agreements must comply with and be subject to all of the following terms and conditions:

   a. Number of Shares; Annual Limitation. Each Option agreement must state whether the Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option and the number of shares subject to Option. Any number of Options may be granted to an Employee at any time; except that, in the case of Incentive Stock Options, the aggregate fair market value (determined as of each Date of Grant) of all shares of Common Stock with respect to which Incentive Stock Options become exercisable for the first time by such Employee during any one calendar year (under all incentive stock option plans of the Company and all of its Subsidiaries taken together) shall not exceed $100,000. Any portion of an Option in excess of the $100,000 limitation shall be treated as a Nonqualified Stock Option

   b. Exercise Price and Consideration. The Exercise Price shall be the price determined by the Committee, subject to subparagraphs (1) and (2) below.

      (1) In the case of Incentive Stock Options, the Exercise Price shall in no event be less than the fair market value of the Common Stock on the Date of Grant. In the case of an Incentive Stock Option granted to a Employee who, immediately before the grant of such Incentive Stock Option, is a Shareholder-Employee, the Exercise Price shall be at least 110% of the fair market value of the Common Stock on the Date of Grant.

      (2) In all cases, the Exercise Price shall be no less than the greater of (i) the fair market value of the Common Stock or (ii) the net book value of the Common Stock at the time of grant, as is determined by the Committee.

      (3) In all cases, the Exercise Price shall be payable either (i) in United States dollars upon exercise of the Option, or (ii) if approved by the Board, other consideration including without limitation Common Stock of Bank, services, debt instruments or other property.

c. Term of Option. No Option shall in any event be exercisable after the expiration of ten (10) years from the Date of Grant. Further, no Incentive Stock Option granted to a Employee who, immediately before such Incentive Stock Option is granted, is a Shareholder-Employee shall be exercisable after the expiration of five (5) years from the Date of Grant. Subject to the foregoing and other applicable provisions of the Plan including but not limited to subparagraphs 6(g), 6(h) and 6(i), the term of each Option will be determined by the Committee in its discretion.

d. Non-transferability of Options. No Option may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

e. Manner of Exercise. An Option will be deemed to be exercised when written notice of exercise has been given to Bank in accordance with the terms of the Option by the person entitled to exercise the Option, together with full payment for the shares of Common Stock subject to said notice.

f. Rights as Shareholder. An Optionee shall have none of the rights of a shareholder with respect to any shares covered by his or her Option unless and until the Optionee has exercised such Option and submitted full payment for the shares.

g. Death of Optionee. An Option shall be exercisable at any time prior to termination under subparagraphs (1) or (2), below, by the Optionee's estate or by such person or persons (including a trustee or successor trustee of a revocable living trust) who have acquired the right to exercise the Option by bequest or by inheritance or by reason of the death of the Optionee. In the event of the death of an Holder,

(1) an Incentive Stock Option shall terminate no later than the earliest of (i) one year after the date of death of the Optionee if the Optionee had been in Continuous Status as an Employee since the Date of Grant of the Option, or (ii) the date specified under subparagraph 6(i) of this Plan if the Optionee's status as an Employee was terminated prior to his or her death, or (iii) the expiration date otherwise provided in the applicable Option agreement; and

(2) a Nonqualified Stock Option shall terminate no later than the earlier of (i) one year after the date of death of the Optionee, or (ii) the expiration date otherwise provided in the Option agreement, except that if the expiration date of a Nonqualified Stock Option should occur during the 180-day period immediately following the Optionee's death, such Option shall terminate at the end of such 180-day period.

h. Disability of Optionee. If an Optionee's status as an Employee is terminated at any time during the Option period by reason of a disability (within the meaning of Section 22(e)(3) of the Code) and if said Optionee had been in Continuous Status as an Employee at all times between the date of grant of the Option and the termination of his or her status as an Employee, his or her Option shall terminate no later than the earlier of (i) one year after the date of termination of his or her status as an Employee, or (ii) the expiration date otherwise provided in his or her Option agreement.

i. Termination of Status as an Employee.

(1) If an Optionee's status as an Employee is terminated at any time after the grant of an Option to such Employee for any reason other than death or disability (as described in subparagraphs 6(g) and 6(h) above) and not for cause, as provided in subparagraph (2) below, then such Option shall terminate no later than the earlier of (i) the same day of the third month after the date of termination of his or her status as an Employee, or (ii) the expiration date otherwise provided in his or her Option agreement.

(2) If an Optionee's status as an Employee is terminated for cause at any time after the grant of an Option to such Employee, then such Option shall terminate at the end of the day on the date of termination of his or her status as an Employee. For this purpose, "cause" includes fraud or willful misconduct or any other conduct which the Board reasonably believes will cause or has caused Bank substantial injury as a result of gross negligence or dishonesty.

j. Adjustments Upon Changes in Capitalization. Subject to any required action by the shareholders of Bank, the number of shares of Common Stock covered by each outstanding Option, the number of shares of Common Stock available for grant of additional Options, and the per-share Exercise Price in each outstanding Option, will be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from any stock split or other subdivision or consolidation of shares, the payment of any stock dividend (but only on the Common Stock) or any other increase or decrease in the number of such shares of Common Stock effected without receipt of consideration by Bank; provided, however, that conversion of any convertible securities of Bank will not be deemed to have been "effected without receipt of consideration." Such adjustment will be made by the Committee, whose determination in that respect will be final, binding and conclusive.

(1) Except as otherwise expressly provided in this subparagraph 6(j), no Optionee will have any rights by reason of any stock split or the payment of any stock dividend or any other increase or decrease in the number of shares of Common Stock, and no issuance by Bank of shares of stock of any class, or securities convertible into shares of stock of any class, will

affect the number of shares or Exercise Price subject to any Options, and no adjustments in Options will be made by reason thereof. The grant of an Option under this Plan will not affect in any way the right or power of Bank to make adjustments, reclassifications, reorganizations or changes of its capital or business structure.

k. Conditions Upon Issuance of Shares. Shares of Common Stock will not be issued with respect to an Option granted under this Plan unless the exercise of such Option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, including applicable federal and state securities laws. As a condition to the exercise of an Option, Bank may require the person exercising such Option to represent and warrant at the time of exercise that the shares of Common Stock are being purchased only for investment and without any present intention to sell or distribute such Common Stock if, in the opinion of counsel for Bank, such a representation is required by any of the aforementioned relevant provisions of law.

l. Corporate Sale Transactions. In the event of the merger or reorganization of Bank with or into any other corporation, the sale of substantially all of the assets of Bank, or a dissolution or liquidation of Bank (collectively, "Sale Transaction"), (1) all outstanding Options that are not then fully exercisable will become exercisable upon the date of closing of any sale transaction or such earlier date as the Committee may fix; and (2) the Committee may, in the exercise of its sole discretion, terminate all outstanding Options as of a date fixed by the Committee. In such event, however, the Committee must notify each Optionee of such action in writing not less than sixty (60) days prior to the termination date fixed by the Committee, and each Optionee must have the right to exercise his or her Option prior to said termination date.

m. Substitute Stock Options. In connection with an internal reorganization of Bank (e.g., formation of a holding company), the Committee is authorized, in its discretion, to substitute for any unexercised Option, a new option for shares of the resulting entity's stock.

n. Tax Compliance. Bank, in its sole discretion, may take actions reasonably believed by it to be required to comply with any local, state, or federal tax laws relating to the reporting or withholding of taxes attributable to the grant or exercise of any Option or the disposition of any shares of Common Stock issued upon exercise of an Option, including, but not limited to (i) withholding from any Optionee exercising an Option a number of shares of Common Stock having a fair market value equal to the amount required to be withheld by Bank under applicable tax laws, and (ii) withholding from any form of compensation or other amount due an Optionee, or holder, of shares of Common Stock issued upon exercise of an Option any amount required to be withheld by Bank under applicable tax laws. Withholding or reporting will be considered required for purposes of this subparagraph if the Committee, in its sole discretion, so determines.

o. Federally Mandated Exercise of Options. If the Employer's primary federal regulator determines that the Employer's capital falls below the regulator's minimum capital requirements and notifies the Employer in writing to require the exercise or forfeiture of all vested Options, the Employer will so notify each Optionee immediately in writing. Upon receipt of such written notice from the Employer, Optionees must exercise their vested Options within 90 days. Failure to exercise Options under this subsection (o) will result in the Optionee's forfeiture of his or her vested Options.

p. Holding Period for Incentive Stock Options. With regard to shares of Common Stock issued pursuant to an Incentive Stock Option granted under the Plan, if the Optionee (or such other person who may exercise the Option pursuant to subparagraph 6(g) of this Plan) makes a disposition of such shares within two years from the Date of Grant of such Option, or within one year from the date of issuance of such shares to the Optionee upon the exercise of such Option, then the Optionee must notify the Company in writing of such disposition and must cooperate with the Company in any tax compliance relating to such disposition.

q. Other Provisions. Option agreements executed under this Plan may contain such other provisions as the Committee will deem advisable.

7. **Term of the Plan.** This Plan will become effective and Options may be granted upon the Plan's approval by the Board, subject to shareholder approval and approval by the Commissioner of the Nevada Department of Business & Industry, Financial Institutions Division. Unless sooner terminated as provided in subparagraph 7(a) of this Plan, this Plan will terminate on the tenth (10th) anniversary of its effective date. Options may be granted at any time after the effective date and prior to the date of termination of this Plan.

a. Amendment or Early Termination of the Plan. The Board may terminate this Plan at any time. The Board may amend this Plan at any time and from time to time in such respects as the Board may deem advisable, except that, without approval of the shareholders, no revision or amendment will increase the number of shares of Common Stock subject to this Plan other than in connection with an adjustment under subparagraph 6(j) of this Plan.

b. Effect of Amendment or Termination. No amendment or termination of this Plan will affect Options granted prior to such amendment or termination, and all such Options will remain in full force and effect notwithstanding such amendment or termination.

8. **Regulatory and Shareholder Approvals.** Adoption of this Plan will be subject to approval by the Commissioner of the Nevada Department of Business & Industry,

Financial Institutions Division and by the affirmative vote of shareholders owning at least a majority of the outstanding Common Stock of Bank at a duly convened meeting. If shareholder approval is not obtained within twelve (12) months after the date of the Board's adoption of this Plan, then this Plan shall terminate subject to subparagraph 7(b) of the Plan except that any Incentive Stock Options previously granted under the Plan shall become Nonqualified Stock Options, and no further Options shall be granted under the Plan.

* * * *

CERTIFICATE OF ADOPTION

I certify that the foregoing Employee Stock Option Plan was approved by the Board of Directors of Valley Bank on December 8, 1999.

I further certify that the foregoing Employee Stock Option Plan was approved by the Commissioner of the Nevada Department of Business & Industry, Financial Institutions Division on DECEMBER 30, ~~2000~~. 1999

I further certify that the foregoing Employee Stock Option Plan was approved by the shareholders of Valley Bank on January 26, 2000.

[signature]

Barry L. Hulin, President and CEO

INCENTIVE STOCK OPTION
(Non-transferable)

VALLEY BANK

For value received, Valley Bank, a Nevada state-chartered bank (the "Bank") hereby grants to __________________ (the "Holder"), subject to the terms and conditions hereinafter set forth an option ("Option") to purchase 7,686 shares of the common stock of the Bank (the "Shares"). This Option is granted pursuant to the Bank's Employee Stock Option Plan, the terms and conditions of which are incorporated by this reference.

1. **Term and Exercise**

1.1 Term. This Option shall have a term of ten (10) years after the date of grant, which is March 1, 2001 (the "Grant Date").

1.2 Vesting Schedule. This Option will be 100% vested at the end of five (5) years based on the following vesting schedule: 20% will vest on March 1, 2002, and 20% will vest on each of the second, third, fourth and fifth anniversaries of the Grant Date.

1.3 Exercise. The Holder shall exercise this Option, if at all, by tendering a notice in writing at the offices of Valley Bank, Henderson, Nevada, specifying the number of shares to be purchased, together with a certified check in favor of the Bank in an amount equal to the full purchase price of the number of Shares so specified.

1.4 Issuance of Shares. Within ten (10) business days following the exercise of this Option by the Holder as provided in Section 1.3, the Bank shall cause to be issued in the name of and delivered to the Holder a certificate or certificates for the Shares. The Bank covenants and agrees at all times to reserve and hold available a number of shares of the authorized but unissued common stock of the Bank which is equal to or greater than the number of shares of common stock issuable upon the exercise of this Option.

2. **Option Price.** The option price at which the Shares may be purchased upon the exercise of this Option (the Option Price") shall be $10.50 per share.

3. **Non-Transferability.** The Holder will not pledge, hypothecate, sell or otherwise transfer or encumber this Option.

4. **Notices.** Any notice, offer, acceptance, demand, request, consent or other communication required or permitted under this Option must be in writing and will be deemed to have been duly given or made either (1) when delivered personally to the party to whom it is directed (or any officer or agent of such party), or (2) three days after being deposited in the United States; mail, certified or registered, postage prepaid, return receipt requested and properly addressed to the party to whom it is directed. A communication will be deemed to be properly addressed if sent to a party at the address provided below:

If to the Bank:

Valley Bank
370 N. Stephanie St.
Henderson, Nevada 89014
Attention: Chairman, Compensation Committee

with a copy to:

Stephen M. Klein, Esq.
Graham & Dunn, P.C.
1420 Fifth Avenue, 33rd Floor
Seattle, WA 98101-2390

If to the Holder:

____
____
____

5. **Governing Law.** This Option will be governed by and construed and enforced in accordance with the laws of the State of Nevada.

6. **Successors and Assigns.** All of the provisions of this Option will bind the Bank, its successors and assigns, the Holder, and the Holder's heirs, personal representatives and guardians.

IN WITNESS OF THE PARTIES' AGREEMENT, Valley Bank has caused this Option to be executed in its corporate name by its duly appointed and authorized officer, as of this 1st day of March 2001.

VALLEY BANK

____
By: Barry L. Hulin
Title: President and CEO

ATTEST:

____
By: Robert E. O'Connell
Title: Chairman

ACCEPTED:

____

RESOLUTION
OF THE SHAREHOLDERS
OF
VALLEY BANCORP

(Meeting of April 24, 2002)

Amendment to Employee Stock Option Plan

The Amendment to Employee Stock Option Plan to increase the number of shares of Bancorp stock available under the plan by 45,000 to an aggregate of 210,000 shares is approved in all respects.

Amendment to Nonqualified Stock Option Plan

The Ament to Nonqualified Stock Option Plan to increase the number of shares of Bancorp common stock available under the plan to 90,000 shares is approved in all respects.

VALLEY BANK

DIRECTOR STOCK OPTION PLAN
RESOLUTION

for January 26, 2000, Special Shareholders Meeting

RESOLVED, that the Director Stock Option Plan, as described in the Bank's Notice of Special Meeting dated January 6, 2000, is approved in all respects.

VALLEY BANK

NONQUALIFIED STOCK OPTION PLAN

[For Directors and Incorporators]

1. **Purpose of the Plan.** The purpose of this Plan is (a) to reward certain individuals who are neither employees nor directors of the Bank for their efforts as organizers of the Bank (the "Incorporators"), and (b) to provide additional incentives to directors of Valley Bank, thereby helping to attract and retain the best available personnel for positions as directors of the Bank and otherwise promoting the success of the business activities of the Bank. It is intended that Options issued under this Plan will constitute nonqualified stock options.

2. **Definitions.** As used in this Plan, the following definitions apply:

   a. "Bank" means Valley Bank, a Nevada banking corporation.

   b. "Board" means the Board of Directors of the Bank.

   c. "Common Stock" means the Bank's common stock, currently with a par value of $1.00 per share.

   d. "Committee" means the Board or the Committee appointed by the Board in accordance with Section 4(a) of this Plan.

   e. "Continuous Status as a Director" means the absence of any interruption or termination of service as a Director.

   f. "Director" means any person serving as a member of the Board of the Bank.

   g. "Incorporator" has the meaning set forth in Section 1 of this Plan.

   h. "Option" means a stock option granted under this Plan, which constitutes a Nonqualified Stock Option.

   i. "Optioned Stock" means the Common Stock subject to an Option.

   j. "Optionee" means a Director who receives an Option.

   k. "Plan" means this Nonqualified Stock Option Plan.

   l. "Parent" means any corporation owning at least eighty percent (80%) of the total voting power of the issued and outstanding stock of the Bank, and eighty percent (80%) of the total value of the issued and outstanding stock of the Bank.

m. "Subsidiary" means any bank or other corporation of which not less than 50% of the voting shares are held by the Bank or a Subsidiary, whether or not such corporation now exists or is hereafter organized or acquired by the Bank or a Subsidiary.

3. Stock Subject to Options.

a. Number of Shares Reserved. The maximum number of shares which may be optioned and sold under this Plan is 37,500 shares of the Common Stock of the Bank (subject to adjustment as provided in subparagraph 6(i) of this Plan). During the term of this Plan, the Bank will at all times reserve and keep available a sufficient number of shares of its Common Stock to satisfy the requirements of this Plan.

b. Expired Options. If any outstanding Option expires or becomes unexercisable for any reason without having been exercised in full, the shares of Common Stock allocable to the unexercised portion of such Option will again become available for other Options.

4. Administration of the Plan.

a. The Committee. The Board will administer this Plan directly, acting as a Committee of the whole, or if the Board elects, by a separate Committee appointed by the Board for that purpose and consisting of at least three Board members. All references in the Plan to the "Committee" refer to this separate Committee, if any is established, or if none is then in existence, refer to the Board as a whole. Once appointed, any Committee will continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause), appoint new members in substitution, and fill vacancies however caused. The Committee will select one of its members as chairman, and will hold meetings at such times and places as the chairman or a majority of the Committee may determine.

Members of the Committee who are either eligible for Options or who have been granted Options will be counted for all purposes in determining the existence of a quorum at any meeting of the Committee and will be eligible to vote on all matters before the Committee respecting the granting of Options or administration of this Plan.

At least annually, the Committee must present a written report to the Board indicating the Directors and, as applicable, Incorporators, to whom Options have been granted since the date of the last such report, and in each case the date or dates of Options granted, the number of shares optioned, and the Option price per share.

At all times, the Board has the power to remove all members of the Committee and thereafter to directly administer this Plan as a Committee of the whole.

b. Powers of the Committee. Subject to all provisions and limitations of the Plan, the Committee will have the authority and discretion:

(1) to determine the Directors and Incorporators to whom Options are to be granted, the times of grant, and the number of shares to be represented by each Option;

(2) to determine the Option price for the shares of Common Stock to be issued according to each Option, subject to the provisions of subparagraph 6(b) of this Plan;

(3) to determine all other terms and conditions of each Option granted under this Plan (including specifying the dates upon which Options become exercisable), which need not be identical;

(4) to modify or amend the terms of any Option previously granted, or to grant substitute Options, subject to the provisions of subparagraphs 6(l) and 6(m) of this Plan;

(5) to interpret this Plan;

(6) to authorize any person or persons to execute and deliver Option agreements or to take any other actions deemed by the Committee to be necessary or appropriate to effectuate the grant of Options by the Committee;

(7) to make all other determinations and take all other actions which the Committee deems necessary or appropriate to administer this Plan in accordance with its terms and conditions.

All actions of the Committee must be either by (i) a majority vote of the members of the full Committee at a meeting of the Committee, or (ii) by unanimous written consent of all members of the full Committee without a meeting.

All decisions, determinations and interpretations of the Committee will be final and binding on all persons, including all Optionees and any other holders or persons interested in any Options, unless otherwise expressly determined by a vote of the majority of the entire Board. No member of the Committee or of the Board will be liable for any action or determination made in good faith with respect to the Plan or any Option.

5. **Eligibility.** Options may be granted only to Directors and Incorporators. Granting of Options under this Plan will be entirely discretionary with the Committee, and the adoption of this Plan will not confer on any Director or Incorporator any right to receive

any Option or Options under this Plan unless and until said Options are granted by the Committee, in its sole discretion. Neither the adoption of this Plan nor the granting of any Options under this Plan will confer upon any Director or Optionee any right with respect to continuation of status as a Director, nor will the same interfere in any way with his right or with the right of the shareholders of the Bank or any Subsidiary to terminate his status as a Director at any time.

6. **Terms and Conditions of Options.** All Options granted under this Plan must be authorized by the Committee, and must be documented in written agreements in such form as the Committee will from time to time approve, which agreements must comply with and be subject to all of the following terms and conditions:

a. Number of Shares. Each Option agreement must state the number of shares subject to Option. Any number of Options may be granted to a single eligible Director at any time and from time to time. Incorporators will be granted Options consistent with the policy of the Federal Deposit Insurance Corporation.

b. Option Price and Consideration. Each option agreement must state the option price for the shares of Common Stock to be issued under the Option which price must be not less than the greater of the market value of the Common Stock or the net book value of the Common Stock at the time of grant as is determined by the Committee.

The Option price is payable either (i) in United States dollars upon exercise of the Options, or (ii) if approved by the Board or Committee, other consideration including without limitation Common Stock of the Bank, services, or other property.

c. Term of Option. Subject to other applicable provisions of this Plan including but not limited to Section 6(e) in this paragraph, the term of each Option will be determined by the Committee in its discretion.

d. Manner of Exercise; Rights as Shareholder. An Option will be deemed to be exercised when written notice of exercise has been given to the Bank in accordance with the terms of the Option by the person entitled to exercise the Option, together with full payment for the shares of Common Stock subject to said notice.

e. Death of Optionee. In the event of the death of an Optionee who was an Incorporator or an Optionee who at the time of his death was a Director and who had been in Continuous Status as a Director since the date of grant of the Option, the Option will terminate on the earlier of (i) one year after the date of death of the Optionee, or (ii) the expiration date otherwise provided in the Option agreement, except that if the expiration date should occur during the 180-day period immediately following the Optionee's death, such Option will terminate at the end of such 180-day period. The Option will be exercisable at any time prior to such termination by the Optionee's estate, or by such person or persons (including a trustee or successor trustee of a revocable living trust) who have acquired the right to exercise the Option by bequest or by inheritance or by reason of the death of the Optionee.

f. Disability of Optionee. If an Optionee's status as a Director is terminated at any time during the Option period by reason of a disability (within the meaning of Section 22(e)(3) of the Internal Revenue Code) and if said Optionee had been in Continuous Status as a Director at all times between the date of grant of the Option and the termination of his status as a Director, his Option will terminate on the earlier of (i) one year after the date of termination of his status as a Director, or (ii) the expiration date otherwise provided in his Option agreement.

g. Termination of Status as a Director.

(1) If an Optionee's status as a Director is terminated at any time after the grant of his Option for any reason other than death or disability, as provided in subparagraphs (e) and (f) above, and excepting if the Director is removed for cause, as provided in (2) below, his Option will terminate on the earlier of (i) the same day of the sixth month after the date of termination of his status as a Director, or (ii) the expiration date otherwise provided in his Option agreement.

(2) If an Optionee is removed as a Director for cause at any time after the grant of his Option, then his Option will terminate on the date of termination of his status as a Director. For this purpose, cause will be deemed to exist only if the Board has reasonable grounds to believe that the Bank has suffered or will suffer substantial injury as a result of the gross negligence or dishonesty of the Director whose removal is proposed.

h. Non-transferability of Options. No Option granted under this Plan may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

i. Adjustments Upon Changes in Capitalization. Subject to any required action by the shareholders of the Bank, the number of shares of Common Stock covered by each outstanding Option, the number of shares of Common Stock available for grant of additional Options, and the price per share of Common Stock specified in each outstanding Option, will be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from any stock split or other subdivision or consolidation of shares, the payment of any stock dividend (but only on the Common Stock) or any other increase or decrease in the number of such shares of Common Stock effected without receipt of consideration by the Bank; provided, however, that conversion of any convertible securities of the Bank will not be deemed to have been "effected without receipt of consideration." Such adjustment will be made by the Committee, whose determination in that respect will be final, binding and conclusive.

Except as otherwise expressly provided in this subparagraph 6(i), no Optionee will have any rights by reason of any stock split or the payment of any stock dividend or any other increase or decrease in the number of shares of Common Stock. Except as otherwise expressly provided in this subparagraph 6(i), any issue by the Bank of shares of stock of any class, or securities convertible into shares of stock of any class, will not affect the number of shares or price of Common Stock subject to any Options and no adjustments in Options will be made by reason thereof. The grant of an Option under this Plan will not affect in any way the right or power of the Bank to make adjustments, reclassifications, reorganizations or changes of its capital or business structure.

j. Date of Grant of Option. The date of grant of an Option will, for all purposes, be the date on which the Committee makes the determination granting such Option. Said date of grant will be specified in the Option agreement.

k. Conditions Upon Issuance of Shares. Shares of Common Stock will not be issued with respect to an Option granted under this Plan unless the exercise of such Option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, including applicable federal and state securities laws.

As a condition to the exercise of an Option, the Bank may require the person exercising such Option to represent and warrant at the time of exercise that the shares of Common Stock are being purchased only for investment and without any present intention to sell or distribute such Common Stock if, in the opinion of counsel for the Bank, such a representation is required by any of the aforementioned relevant provisions of law.

l. Merger, Sale of Assets, Etc. In the event of the merger or reorganization of the Bank with or into any other corporation, or in the event of a proposed dissolution or liquidation of the Bank (collectively, "sale transaction"): (1) all outstanding Options that are not then fully exercisable will become exercisable upon the date of closing of any sale transaction or such earlier date as the Committee may fix; and (2) the Committee may, in the exercise of its sole discretion, terminate all outstanding Options as of a date fixed by the Committee. In such event, however, the Committee must notify each Optionee of such action in writing not less than sixty (60) days prior to the termination date fixed by the Committee, and each Optionee must have the right to exercise his Option prior to said termination date.

m. Substitute Stock Options. In connection with an internal reorganization of the Bank (e.g., formation of a holding company), the Committee is authorized, in its discretion, to substitute for any unexercised Option, a new option for shares of the resulting entity's stock.

n. Tax Compliance. The Bank, in its sole discretion, may take actions reasonably believed by it to be required to comply with any local, state, or federal tax laws relating to the reporting or withholding of taxes attributable to the grant or exercise of any Option or the disposition of any shares of Common Stock issued upon exercise of an Option, including, but not limited to (i) withholding from any Optionee exercising an Option a number of shares of Common Stock having a fair market value equal to the amount required to be withheld by the Bank under applicable tax laws, and (ii) withholding from any form of compensation or other amount due an Optionee or holder of shares of Common Stock issued upon exercise of an Option any amount required to be withheld by Bank under applicable tax laws. Withholding or reporting will be considered required for purposes of this subparagraph if the Committee, in its sole discretion, so determines.

o. Federally Mandated Exercise of Options. If the Employer's primary federal regulator determines that the Employer's capital falls below the regulator's minimum capital requirements and notifies the Employer in writing to require the exercise or forfeiture of all vested Options, the Employer will so notify each Optionee immediately in writing. Upon receipt of such written notice from the Employer, Optionees must exercise their vested Options within 90 days. Failure to exercise Options under this subsection (o) will result in the Optionee's forfeiture of his or her vested Options.

p. Other Provisions. Option agreements executed under this Plan may contain such other provisions as the Committee will deem advisable.

7. **Term of the Plan.** This Plan will become effective and Options may be granted upon the Plan's approval by the Board, subject to shareholder approval and approval by the Commissioner of the Nevada Department of Business & Industry, Financial Institutions Division. Unless sooner terminated as provided in subparagraph 7(a) of this Plan, this Plan will terminate on the tenth anniversary of its effective date. Options may be granted at any time after the effective date and prior to the date of termination of this Plan.

a. Amendment or Early Termination of the Plan. The Board may terminate this Plan at any time. The Board may amend this Plan at any time and from time to time in such respects as the Board may deem advisable, except that, without approval of the shareholders, no revision or amendment will increase the number of shares of Common Stock subject to this Plan other than in connection with an adjustment under subparagraph 6(i) of this Plan.

b. Effect of Amendment or Termination. No amendment or termination of this Plan will affect Options granted prior to such amendment or termination, and all such Options will remain in full force and effect notwithstanding such amendment or termination.

8. **Regulatory and Shareholder Approval.** Adoption of this Plan will be subject to approval by the Commissioner of the Nevada Department of Business & Industry, Financial Institutions Division and by the affirmative vote of shareholders owning at least a majority of the outstanding common shares of the Bank at a duly convened meeting.

CERTIFICATE OF ADOPTION

I certify that the foregoing Nonqualified Stock Option Plan was approved by the Board of Directors of Valley Bank on December 8, 1999.

I further certify that the foregoing Nonqualified Stock Option Plan was approved by the Commissioner of the Nevada Department of Business & Industry, Financial Institutions Division on DECEMBER 30, ~~2000~~.1999

I further certify that the foregoing Nonqualified Stock Option Plan was approved by the shareholders of Valley Bank on January 26, 2000.

Barry L. Hulin, President and CEO

VALLEY BANK
NONQUALIFIED STOCK OPTION AGREEMENT

THIS AGREEMENT is entered into by and between Valley Bank (the "Bank") and ____________________________ ("Holder"). The Bank and Holder agree as follows:

Pursuant to the Bank's Nonqualified Stock Option Plan, as approved by the Board of Directors on December 8, 1999 and by the Commissioner of the Nevada Department of Business & Industry, Financial Institutions Division on December 30, 1999, and subject to approval by the Bank's shareholders at a meeting to be held on January 26, 2000 (the "Plan"), the Bank hereby grants to Holder an irrevocable nonqualified stock option to purchase 2,000 shares of common stock (par value $1.00 per share) of the Bank an an option price of $11.00 per share, payable in cash.

The date of grant of this option is December 8, 1999. This option will terminate on the third anniversary of the Approval Date (defined below), unless sooner terminated by reason of death or disability as provided in the Plan.

This option will be fully vested and exercisable on the date on which the Bank's shareholders approve the Plan (the "Approval Date"). From the Approval Date through the date of its termination, this option may be exercised by Holder, in whole or in part, at any time and from time to time. This option may only be exercised if it is exercised in the manner provided by the Plan. Exercise must be by actual delivery to the Bank of a written notice of exercise signed by Holder specifying the number of shares and option price and accompanied by payment of the full amount of the option price.

All of the terms and conditions of the Plan are incorporated by this reference as part of this Agreement as if such terms and conditions had been included in this Agreement.

EXECUTED as of January ___, 2000.

HOLDER:

____

BANK:
VALLEY BANK

____
Barry L. Hulin
President and CEO

PLAN AND AGREEMENT OF REORGANIZATION AND SHARE EXCHANGE

THIS PLAN AND AGREEMENT OF REORGANIZATION AND SHARE EXCHANGE, dated as of January 17, 2001 (the "Agreement"), is made by and between VALLEY BANCORP, a Nevada corporation (the "Holding Company"), and VALLEY BANK, a Nevada state-chartered bank (the "Bank"). Pursuant to the terms of the Agreement and the provisions of 12 CFR 225.17 and NRS 666.115, (1) all of the Bank's issued and outstanding shares of common stock will be exchanged for shares of Holding Company common stock (the "Share Exchange"); and (2) the Bank will become a wholly-owned subsidiary of the Holding Company (the "Reorganization").

RECITALS

A. The Holding Company is a business corporation duly organized under the laws of the State of Nevada, formed for the purpose of becoming a registered bank holding company within the meaning of the Federal Bank Holding Company Act of 1956, as amended.

B. The Bank is a banking corporation organized and existing under the laws of the State of Nevada, with its principal office in Henderson, Clark County, Nevada.

C. The Bank currently has stock options outstanding (the "Options") under its Employee Stock Option Plan and its Nonqualified Stock Option Plan (collectively, the "Plans"), and the Boards of Directors of the Bank and the Holding Company intend that the Holding Company will adopt the Plans and the Options.

D. The Boards of Directors of the Bank and the Holding Company believe that the Share Exchange and Reorganization will permit greater flexibility in responding to the changing financial requirements of banking customers and in meeting the competition of other financial institutions.

ARTICLE 1
TERMS OF EXCHANGE

1.1 Exchange Date. The Exchange Date will follow the occurrence of all events required by Section 2.3 and will be a date agreed to by the parties.

1.2 Transfer and Exchange. On the Exchange Date, each outstanding share of common stock of the Bank will be exchanged for one (1) share of common stock of the Holding Company without any further action required by the holders of Bank common stock. No separate documents of assignment or transfer will be required to effect the Share Exchange.

1.3 Exchange of Certificates. Following the Share Exchange and subject to Section 1.4, Bank shareholders will exchange their stock certificates evidencing Bank shares for certificates evidencing Holding Company shares. To encourage the prompt exchange of such certificates, any dividends which become payable with respect to Holding Company shares will be withheld, without interest, until holders of Bank stock submit their certificates for exchange.

1.4 Payment to Dissenters. Shareholders of the Bank who exercise their right to dissent must, in accordance with state law, demand payment and surrender the stock certificates evidencing their shares in the Bank within 30 to 60 days after the date the Bank sends them dissenter's notice. At such time, (a) such dissenters will cease to be shareholders of the Bank (subject to consummation of the Share Exchange); (b) the stock formerly held by them will be transferred to the Holding Company; and (c) the sole right of such dissenters will be to receive payment, following consummation of the Share Exchange, for the value of their surrendered shares as provided by applicable state law. Any such payments to dissenters will be made by the Bank.

1.5 Bank's Articles of Incorporation. The Articles of Incorporation in effect for the Bank immediately prior to the Exchange Date will remain in effect following the Share Exchange and Reorganization.

1.6 Plans and Options. On the Exchange Date and pursuant to IRC § 424, the Holding Company will assume the Plans as currently in effect for the Bank. On the Exchange Date, by virtue of the Share Exchange and without any action on the part of any party, the Options will be converted into and become options to purchase the like amount of Holding Company stock on the same terms and conditions as are in effect with respect to the Options immediately prior to the Exchange Date, except that each such Option may be exercised solely for shares of Holding Company stock.

ARTICLE 2
EVENTS PRECEDING CONSUMMATION

2.1 Presentation to Bank Shareholders. As soon as reasonably possible, the Bank will cause this Agreement to be presented for approval by the holders of at least a majority of the outstanding capital stock of the Bank at a meeting of the shareholders, duly called by the directors, upon notice provided in accordance with applicable law.

2.2 Submission to Regulatory Authorities, etc.

(a) Representatives of the Bank and the Holding Company will prepare and file an application for approval of the Share Exchange and Reorganization and will provide any required Notice of

Change in Control to the Nevada Department of Business & Industry Financial Institutions Division and will file with any other administrative bodies, departments, agencies, and boards which may have jurisdiction, such other documents and instruments as may be necessary or desirable, in the opinion of management acting on advice of counsel, to complete the Share Exchange and Reorganization.

(b) Representatives of the Holding Company will prepare and file with the Board of Governors of the Federal Reserve System a Notice or Application, as may be appropriate, and any other documents and instruments as may be required or desirable, in the opinion of management acting on advice of counsel, to effect the Share Exchange and Reorganization.

(c) Representatives of the Bank will request an opinion from the Bank's special counsel, Graham & Dunn P.C., to the effect that the Share Exchange will qualify as a tax-free exchange within the meaning of IRC § 368.

(d) The proper officers of the Holding Company and of the Bank may, in the name and on behalf of the Holding Company and the Bank, make all such arrangements, do and perform all such acts and things, and prepare, execute and deliver all such certificates, applications and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Share Exchange and Reorganization.

2.3 Required Approvals. The Share Exchange may not be consummated until each of the following events has occurred:

(a) The Board of Directors of the Holding Company has approved this Agreement and the Share Exchange and Reorganization.

(b) A majority of the entire Board of Directors and the holders of a majority of the outstanding stock of the Bank has approved this Agreement and the Share Exchange and Reorganization.

(c) The Nevada Financial Institutions Division has approved the Share Exchange and Reorganization.

(d) The Board of Governors of the Federal Reserve System has not objected to the Notice of the proposed Share Exchange and Reorganization or has otherwise approved an Application by the Holding Company filed pursuant to the Bank Holding Company Act of 1956, as amended.

(e) Graham & Dunn has issued an opinion, to the effect that the Share Exchange will qualify as a tax-free exchange within the meaning of IRC § 368.

ARTICLE 3

TERMINATION

3.1 Right of Termination. This Agreement may be terminated and the Share Exchange and Reorganization abandoned by either party by resolution of its Board of Directors at any time prior to the Exchange Date if for any reason the consummation of the Share Exchange and Reorganization is considered inadvisable in the opinion of such Board of Directors.

3.2 Automatic Termination. In the event that on the Exchange Date, less than eighty percent (80%) of the Bank's outstanding shares are entitled to be exchanged for Holding Company shares, as provided in this Agreement, then the Share Exchange will not be consummated and this Agreement will automatically terminate and be of no further effect.

VALLEY BANK

By: ______________________
Barry Hulin, President and CEO

Attest:

____
Dick Holtzclaw, Secretary

VALLEY BANCORP

By: ______________________
Barry Hulin, President and CEO

Attest:

____
Dick Holtzclaw, Secretary

j:\c09199\m23400\00702

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

I certify that I know or have satisfactory evidence that Barry Hulin and Dick Holtzclaw are the persons who appeared before me, and said persons acknowledged that they signed this instrument, on oath stated that they were authorized to execute the instrument and acknowledged it as the Chief Executive Officer and Secretary, respectively, of VALLEY BANK to be the free and voluntary act of such party for the uses and purposes mentioned in the instrument.

DATED: January 17, 2001

OFFICIAL SEAL
LaRae Mortensen
NOTARY PUBLIC - STATE OF NEVADA
CLARK COUNTY
92-1018-1 My Appt. Expires Aug. 11, 2001

LaRae Mortensen
(Signature)

LARAE MORTENSEN
(Please print name legibly)

NOTARY PUBLIC in and for the State of Nevada, residing at LAS VEGAS, NV.
My commission expires 8-11-01.

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

I certify that I know or have satisfactory evidence that Barry Hulin and Dick Holtzclaw as the persons who appeared before me, and said persons acknowledged that they signed this instrument, on oath stated that they were authorized to execute the instrument and acknowledged it as the Chief Executive Officer and Secretary, respectively, of VALLEY BANCORP to be the free and voluntary act of such party for the uses and purposes mentioned in the instrument.

DATED: ~~January 17~~, 2001.
MAY 1, 2001

LaRae Mortensen
(Signature)

LARAE MORTENSEN
(Please print name legibly)

OFFICIAL SEAL
LaRae Mortensen
NOTARY PUBLIC - STATE OF NEVADA
CLARK COUNTY
92-1018-1 My Appt. Expires Aug. 11, 2001

NOTARY PUBLIC in and for the State of Nevada, residing at LAS VEGAS, NV.
My commission expires: 8-11-01

j:\c09199\m23400\00702

FILED # C-19606-97

MAR 21 2000

IN THE OFFICE OF
Dean Heller
DEAN HELLER SECRETARY OF STATE

CERTIFICATE OF VALLEY BANK FILED
PURSUANT TO N.R.S. 78.207 AND 78.209

BARRY L. HULIN and DICK HOLTZCLAW, hereby certify that:

A. They are President and Secretary, respectively, of Valley Bank, a Nevada corporation (the "Company").

B. That a Resolution proposing and declaring advisable the following changes to the number and par value of shares of authorized common stock, have been adopted by the Company's Board of Directors:

1. The number of authorized shares of stock which the Company is currently authorized to issue is Two Million Five Hundred Thousand (2,500,000) shares, which consists of Two Million (2,000,000) shares of common stock at a par value of One Dollar ($1.00) per share and Five Hundred Thousand (500,000) shares of preferred stock at a par value of One Dollar ($1.00) per share.

2. Pursuant to Resolution approved and adopted by the Company's Board of Directors, the total number of authorized shares of stock which the Company is authorized to issue is changed to Three Million (3,000,000) shares, which shall consist of Two Million Five Hundred Thousand (2,500,000) shares of common stock at a par value of Eighty Cents ($0.80) per share and Five Hundred Thousand (500,000) shares of preferred stock at a par value of One Dollar ($1.00) per share. The number and par value of the authorized preferred stock of the Company is not affected by this change.

3. This change is made pursuant to N.R.S. 78.207.1 without the necessity of obtaining the approval of the stockholders of the Company.

4. This change shall become effective upon the date of filing of this Certificate.

5. This change has been separately approved by L. Scott Walshaw, Commissioner, Financial Institutions Division, State of Nevada, by letter dated February 10, 2000.

IN WITNESS WHEREOF, we do hereby execute this Certificate of Valley Bank, on the 9TH day of March, 2000.

Barry L. Hulin, President

Dick Holtzclaw, Secretary

STATE OF NEVADA)
) ss:
COUNTY OF CLARK)

On the 9TH day of March, 2000, personally appeared before me, a Notary Public, in and for said County and State, Barry L. Hulin and Dick Holtzclaw, personally known to me to be the persons whose names are subscribed to the foregoing instrument as President and Secretary, respectively, of Valley Bank, who acknowledged that they executed the foregoing instrument.

LaRae Mortensen
Notary Public

OFFICIAL SEAL
LaRae Mortensen
NOTARY PUBLIC - STATE OF NEVADA
CLARK COUNTY
92-1018-1 My Appt. Expires Aug. 11, 2001

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

AUG 11 1998

No. C19606-97

Dean Heller

DEAN HELLER, SECRETARY OF STATE

CERTIFICATE OF AMENDMENT AND RESTATEMENT

OF

ARTICLES OF INCORPORATION OF VALLEY BANK

The undersigned hereby certifies that:

The undersigned represent at least two-thirds of the Board of Directors of Valley Bank, a Nevada corporation (the "Company").

2. The original Articles of Incorporation of the Company were filed in the Office of the Nevada Secretary of State on September 15, 1997.

3. As of the date these Amended and Restated Articles of Incorporation were executed, the Company has issued no stock.

4. The Articles of Incorporation of the Company are hereby amended and restated as follows:

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

VALLEY BANK

ARTICLE I
NAME

The name of the corporation is:

Valley Bank

ARTICLE II
PURPOSE

The purpose for which this corporation is organized is to engage in any banking business or activity not forbidden by law or these Articles of Incorporation.

ARTICLE III
RESIDENT AGENT

The name and address of this corporation's resident agent for service of process, which may be changed from time to time by the Board of Directors, is:

Robert E. O'Connell 7225 Montecito Circle
Las Vegas, Nevada 89120

ARTICLE IV
CAPITAL STOCK

4.01 AUTHORIZED SHARES

The total number of shares of stock this corporation is authorized to issue shall be two million five hundred thousand (2,500,000) shares. This stock shall be divided into two classes to be designated as "Common Stock" and "Preferred Stock."

4.02 COMMON STOCK

Two million (2,000,000) shares of the authorized stock have a par value of One Dollar ($1.00) per share and are designated Common Stock. Each share of Common Stock, when issued, shall have one (1) vote on all matters presented to the stockholders.

4.03 PREFERRED STOCK

Five Hundred Thousand (500,000) shares of the authorized stock have a par value of One Dollar ($1.00) per share and are designated Preferred Stock. The Board of Directors shall have the authority to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and to state in the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

(a) Whether or not the class or series shall have voting rights, full or limited, the nature and the qualifications, limitations and restrictions on those rights, or whether the class or series will be without voting rights;

(b) The number of shares to constitute the class or series and the designation thereof;

(c) The preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to any class or series;

(d) Whether or not the shares of any class or series shall be redeemable and if redeemable the redemption price or prices, and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

(e) Whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and if such retirement or sinking funds be established, the amount and the terms and provisions thereof;

(f) The dividend rate, whether dividends are payable in cash, stock of the corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividend shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

(g) The preferences, if any, and the amounts thereof which the holders of any class or series thereof are entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the corporation;

(h) Whether or not the shares of any class or series are convertible into, or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock of the corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

(i) Such other rights and provisions with respect to any class or series as may to the Board of Directors seem advisable.

The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any respect. The Board of Directors may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any other class or series. The Board of Directors may decrease the number of shares of the Preferred Stock designated for any existing class or series of the Preferred Stock and the shares so subtracted shall become authorized, unissued and undesignated shares of the Preferred Stock.

4.04 PREEMPTIVE RIGHTS

Holders of Common Stock shall not have preemptive rights.

4.05 ASSESSMENT OF STOCK

The capital stock of this corporation, after the amount of the subscription price has been fully paid in, shall not be assessable for any purpose, and no stock issued as fully paid up shall ever be assessable or assessed, except as provided by Chapter 661 of the NRS.

ARTICLE V
DIRECTORS

5.01 BOARD OF DIRECTORS

The governing body of this corporation shall be the Board of Directors. The members of the Board of Directors shall be styled as directors. Directors must be stockholders.

5.02 INITIAL BOARD OF DIRECTORS

The initial Board of Directors shall consist of twelve (12) members. The names and addresses of the initial members of the Board of Directors are:

Name	Address
Robert E. O'Connell Chairman	7225 Montecito Circle Las Vegas, Nevada 89120
Thomas J. Krob Vice Chairman	1533 Champion Hills Lane Las Vegas, Nevada 89134
George A. Brizendine	3650 S. Eastern Avenue Suite 220 Las Vegas, Nevada 89109
Don Hamilton	3418 S. Seneca Drive Las Vegas, Nevada 89109
Mary E. Hausch	1139 South Fifth Place Las Vegas, Nevada 89104
Barry L. Hulin	9425 San Laguna Court, #104 Las Vegas, Nevada 89134
James A. McKellar, Sr.	3340 S. Topaz Suite 240 Las Vegas, Nevada 89121
William E. Snyder	709 Valley Verde Court Henderson, Nevada 89014
Dan H. Stewart	P.O. Box 2065 Henderson, Nevada 89009
Gary Vause	3020 Plaza De Monte Las Vegas, Nevada 89102
David F. Welles	2480 East Tompkins Avenue Suite 222 Las Vegas, Nevada 89121
John R. Wible	1434 Angola Avenue La Habra Heights, California 90631

ARTICLE VI
INCORPORATORS

The individuals set forth in Section 5.02 of Article V above are incorporators of this corporation. The names and addresses of the additional incorporators, who are not directors, are:

Name	Address
Ned Bearden	2314 S. Western Avenue Las Vegas, Nevada 89102
Harold L. Boyer	630 South Rancho Drive Suite E Las Vegas, Nevada 89106
C. Neal Johnson	P.O. Box 6070 Incline Village, Nevada 89450-6070
Christopher Scripps McKellar	12526 High Bluff Drive Suite 100 San Diego, California 92030
Henry and Margarete E. Sandstede	8275 El Paseo La Jolla, California 92037
Mona J. Steen	3860 Riviera Drive, #102 La Jolla, California 92109
Chris A. Wible	2312 Carinth Way Henderson, Nevada 89014

ARTICLE VII
LIMITATIONS OF LIABILITY

7.01 DIRECTOR AND OFFICER LIABILITY

No director or officer of this corporation shall be personally liable to this corporation or to any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate the liability of a director or officer for: (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (ii) the unlawful payment of distributions. Any repeal or modification of this Article VII by the stockholders of this corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of this corporation for acts or omissions prior to such repeal or modification.

7.02 STOCKHOLDER LIABILITY

The holders of this corporation's capital stock shall not be individually responsible or liable for the debts, contracts or liabilities of this corporation. Notwithstanding anything in these Articles of Incorporation to the contrary, however, stockholders shall be liable as provided in Chapter 661 of the NRS.

ARTICLE VIII
INDEMNIFICATION

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of this corporation, or is or was serving at the request of this corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by this corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by this corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article VIII.

Without limiting the application of the foregoing, the Board of Directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause this corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of this corporation, or is or was serving at the request of this corporation as director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not this corporation would have the power to indemnify such person.

The indemnification provided in this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

Notwithstanding the forgoing, the provisions of this Article VIII are subject to the requirements and limitations set forth in state and federal laws, rule, regulations, or orders regarding indemnification and prepayment of legal expenses, including Section 18(k) of the Federal Deposit Insurance Act and Part 359 of the Federal Deposit Insurance Corporation's rules and regulations, or any successor regulations thereto.

IN WITNESS WHEREOF, we the undersigned Board of Directors of the Company have duly executed these Articles of Incorporation as of the 20th day of November, 1997.

Robert E. O'Connell

Barry L. Hulin

George A. Brizendine

James A. McKellar, Sr.

Mary E. Hausch

Dan H. Stewart

William E. Snyder

John R. Wible

Gary Vause

STATE OF NEVADA }
COUNTY OF CLARK } ss.

On this 20th day of November, 1997, before me, the undersigned, personally appeared **Robert E. O'Connell** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

KIMBERLY SCHROEDER
Notary Public - Nevada
My appt. exp. July 18, 2000
No. 96-4320-1

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA }
COUNTY OF CLARK } ss.

On this 20th day of November, 1997, before me, the undersigned, personally appeared **George A. Brizendine** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

KIMBERLY SCHROEDER
Notary Public - Nevada
My appt. exp. July 18, 2000
No. 96-4320-1

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA }
COUNTY OF CLARK } ss.

On this 20th day of November, 1997, before me, the undersigned, personally appeared **Mary E. Hausch** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

KIMBERLY SCHROEDER
Notary Public - Nevada
My appt. exp. July 18, 2000
No. 96-4320-1

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA }
COUNTY OF CLARK } ss.

On this [illegible] day of November, 1997, before me, the undersigned, personally appeared **Barry L. Hulin** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

KIMBERLY SCHROEDER
Notary Public - Nevada
My appt. exp. July 18, 2000
No. 96-4320-1

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA }
COUNTY OF CLARK } ss.

On this [illegible] day of November, 1997, before me, the undersigned, personally appeared **William E. Snyder** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

KIMBERLY SCHROEDER
Notary Public - Nevada
My appt. exp. July 18, 2000
No. 96-4320-1

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA }
COUNTY OF CLARK } ss.

On this [illegible] day of November, 1997, before me, the undersigned, personally appeared **James A. McKellar, Sr.** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

KIMBERLY SCHROEDER
Notary Public - Nevada
My appt. exp. July 18, 2000
No. 96-4320-1

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA }
COUNTY OF CLARK } ss.

On this 5th day of November, 1997, before me, the undersigned, personally appeared **Gary Vause** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

KIMBERLY SCHROEDER
Notary Public - Nevada
My appt. exp. July 18, 2000
No. 96-4320-1

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA }
COUNTY OF CLARK } ss.

On this ___ day of November, 1997, before me, the undersigned, personally appeared **Dan H. Stewart** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA }
COUNTY OF CLARK } ss.

On this 5th day of November, 1997, before me, the undersigned, personally appeared **John R. Wible** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

KIMBERLY SCHROEDER
Notary Public - Nevada
My appt. exp. July 18, 2000
No. 96-4320-1

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

THIS FORM SHOULD ACCOMPANY AMENDED AND RESTATED ARTICLES OF INCORPORATION FOR A NEVADA CORPORATION

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
AUG 11 1998 C19606-97
No. ____
Dean Heller
DEAN HELLER, SECRETARY OF STATE

1. Name of corporation Valley Bank

2. Date of adoption of Amended and Restated Articles November 20, 1997

3. If the articles were amended, please indicate what changes have been made:

(a) Was there a name change? Yes ☐ No ☒ If yes, what is the new name?

(b) Did you change the resident agent? Yes ☐ No ☒ If yes, please indicate the new resident agent and address.

Please attach the resident agent acceptance certificate.

(c) Did you change the purposes? Yes ☐ No ☒ Did you add Banking? ☐ Gaming? ☐ Insurance? ☐ None of these? ☐

(d) Did you change the capital stock? Yes ☐ No ☒ If yes, what is the new capital stock?

(e) Did you change the directors? Yes ☐ No ☒ If yes, indicate the change:

(f) Did you add the directors liability provision? Yes ☒ No ☐

(g) Did you change the period of existence? Yes ☐ No ☒ If yes, what is the new existence?

(h) If none of the above apply, and you have amended or modified the articles, how did you change your articles?

[signature] BARRY L. HULIN PRESIDENT & CEO 8/7/98
Name and Title of Officer Date

State of Nevada
County of Clark } ss.

On Barry L. Hulin 8/7/98, personally appeared before me, a Notary Public, President & CEO, who acknowledged that he/she executed the above instrument.

Sarah Udy
Notary Public

Notary Public-State Of Nevada
County Of Clark
SARAH UDY
(NOTARY STAMP OR SEAL)
My Appointment Expires
May 5, 2001
No: 97-1608-1

185 of 239

(OX)

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

SEP 15 1997

No. C19606-97

Dean Heller
DEAN HELLER, SECRETARY OF STATE

ARTICLES OF INCORPORATION
of the
VALLEY BANK

The undersigned, for the purpose of forming a Corporation, pursuant to and by virtue of Chapter 78 of the Nevada Revised Statutes, hereby certify and adopt the following Articles of Incorporation.

ARTICLE I

NAME

The name of the Corporation shall be: **VALLEY BANK.**

ARTICLE II

DURATION

The Corporation shall have perpetual existence.

ARTICLE III

PURPOSE

The purpose for which this Corporation is organized is to engage in any banking business or activity not forbidden by law, banking regulation, or these Articles of Incorporation.

ARTICLE IV

RESIDENT AGENT

The designated Resident Agent for the Corporation, which may be changed from time to time by the Board of Directors, shall be:

Robert E. O'Connell   7225 Montecito Circle
Las Vegas, NV 89120

ARTICLE V

PRINCIPAL OFFICE

The location of the principal office of the Corporation in the State of Nevada is 461 North Stephanie Rd., Henderson, Nevada 89014. The Corporation may also maintain an office or offices at such other place or places, either within or without the State of Nevada, as may be determined, from time to time, by the Board of Directors.

ARTICLE VI

CAPITAL STOCK

SECTION 1. Authorized Shares. The aggregate sum of shares which the Corporation shall have the authority to issue is 2,000,000 shares of voting Common Stock, with a par value of $1.00 per share and 500,000 shares of non-voting Preferred Stock, with a par value of $1.00 per share. The Board of Directors may, from time to time by proper resolution, increase or decrease the number of authorized shares of voting Common Stock and the number of authorized shares of non-voting Preferred Stock, and may create any new class or series of stock and may prescribe the classes, series and the number of each class or series of stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of stock.

SECTION 2. Consideration for Shares. The Common and Preferred Stock authorized by Section 1 of this Article shall be issued for such consideration as shall be fixed, from time to time, by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property received in full or partial payment for shares shall be conclusive.

SECTION 3. Preemptive Rights. Holders of Common Stock of the Corporation will have preemptive rights. Accordingly, upon any increased issue of stock, the stockholders shall have the pro rata preferential right to subscribe therefor at such price and on such terms as the Board of Directors may in each instance fix.

SECTION 4. Assessment of Stock. The capital stock of the Corporation, after the amount of the subscription price has been fully paid in, shall not be assessable for any purpose, and no stock issued as fully paid up shall ever be assessable or assessed, except as provided by Nevada Revised Statutes (NRS) Section 661.085 concerning the assessment, liability and possible sale of a stockholder's stock to restore impairment in the capital of the Corporation.

SECTION 5. Initial Subscribers of Stock. The initial subscribers for stock in the Corporation are the members of the first Board of Directors and other Non-Director Organizers, each of whom is listed in Article VII immediately below, together with their proposed subscriptions for stock. The aggregate of their subscriptions for stock in the Corporation is 166,000 shares.

ARTICLE VII

ORGANIZER-INCORPORATORS
AND
BOARD OF DIRECTORS

SECTION 1: Organizers and Incorporators. The Corporation is being organized by all of the individuals whose names and addresses appear in Sections 3 and 4 of this Article VII. These Organizers are also the Incorporators of the Corporation, a majority of whom shall sign these Articles in accordance with NRS Section 659.025.4.

SECTION 2: Board of Directors. The governing body of the Corporation shall be the Board of Directors. The members of the Board of Directors of the Corporation shall be styled as Directors. Directors must be stockholders. The number of Directors shall be at least five (5), except when otherwise permitted by NRS Section 78.115, in cases where all the shares of the Corporation are owned beneficially and of record by less than three (3) stockholders. The number of Directors may be changed from time to time in such manner as shall be provided by the By-Laws of the Corporation.
The number of Directors shall be 12.

SECTION 3: Initial Board of Directors. The names, addresses and initial subscriptions of stock in the Corporation of the Directors constituting the first Board of Directors are:

Name	Address	Stock Subscription
Robert E. O'Connell Chairman	7225 Montecito Circle Las Vegas, NV 89120	10,000 shares
Thomas J. Krob Vice Chairman	1533 Champion Hills Lane Las Vegas, NV 89134	10,000 shares
George A. Brizendine	3650 S. Eastern Ave. Suite 220 Las Vegas, NV 89109	10,000 shares
Don Hamilton	3418 S. Seneca Dr. Las Vegas, NV 89109	10,000 shares
Mary E. Hausch	1139 South Fifth Place Las Vegas, NV 89104	10,000 shares
Barry L. Hulin	9425 San Laguna Ct., #104 Las Vegas, NV 89134	2,500 shares

James A. McKellar, Sr.	3340 S. Topaz Suite 240 Las Vegas, NV 89121	10,000 shares
William E. Snyder	709 Valley Verde Court Henderson, NV 89014	10,000 shares
Dan H. Stewart	P.O. Box 2065 Henderson, NV 89009	10,000 shares
Gary Vause	3020 Plaza De Monte Las Vegas, NV 89102	10,000 shares
David F. Welles	2480 East Tompkins Ave. Suite 222 Las Vegas, NV 89121	10,000 shares
John R. Wible	1434 Angola Ave. La Habra Heights, CA 90631	8,500 shares

SECTION 4: Non-Director Organizers. The names, addresses and initial subscriptions of stock in the Corporation of the Non-Director Organizers are:

Name	Address	Stock Subscription
Ned Bearden	2314 S. Western Ave. Las Vegas, NV 89102	10,000 shares
Harold L. Boyer	630 South Rancho Dr. Suite E Las Vegas, NV 89106	10,000 shares
C. Neal Johnson	P.O. Box 6070 Incline Village, NV 89450-6070	3,500 shares
Christopher Scripps McKellar	12526 High Bluff Dr. Suite 100 San Diego, CA 92030	10,000 shares
Henry and Margarete E. Sandstede	8275 El Paseo La Jolla, CA 92037	10,000 shares

Mona J. Steen	3860 Riviera Dr., #102 La Jolla, CA 92109	10,000 shares
Chris A. Wible	2312 Carinth Way Henderson, NV 89014	1,500 shares

ARTICLE VIII

LIMITATION OF LIABILITY

SECTION 1: Director and Officer Liability. No Director or Officer of the Corporation shall be personally liable to the Corporation or to any of its stockholders for damages for breach of fiduciary duty as a Director or Officer involving any act or omission of any such Director or Officer, provided, however, that the foregoing provision shall not eliminate the liability of a Director or Officer for: (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (2) the payment of dividends in violation of NRS Section 78.300. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a Director or Officer of the Corporation for acts or omissions prior to such repeal or modification.

SECTION 2: Stockholder Liability. The holders of Common and Preferred Stock in the Corporation shall not be individually responsible or liable for the debts, contracts or liabilities of the Corporation. Notwithstanding anything in these Articles to the contrary, however, stockholders shall be liable as provided in NRS Section 661.085 concerning the assessment, liability and possible sale of a stockholder's stock to restore impairment in the capital of the Corporation.

ARTICLE IX

INDEMNIFICATION

In addition to any other powers provided by law or by these Articles of Incorporation, the Corporation shall have the power to indemnify Directors, Officers, employees and agents of the Corporation under such circumstances and conditions as may from time to time be determined by the Board of Directors.

ARTICLE X

AMENDMENTS

The Articles of Incorporation may be amended from time to time by a majority vote of the stockholders at a properly convened meeting of stockholders or by vote of holders of a majority of the voting shares of the Corporation without a meeting, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, we the undersigned Organizer-Incorporators have duly executed these Articles of Incorporation this 21st day of August, 1997.

Robert E. O'Connell	Thomas J. Krob
George A. Brizendine	Don Hamilton
Mary E. Hausch	Barry L. Hulin
C. Neal Johnson	James A. McKellar, Sr.
William E. Snyder	Dan H. Stewart
Gary Vause	David F. Welles
John R. Wible	Chris A. Wible

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 21st day of August, 1997, before me, the undersigned, personally appeared **Robert E. O'Connell** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
OVEA LEA WHITE
My Appointment Expires Feb. 11, 1999

Ovea Lea White

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 21st day of August, 1997, before me, the undersigned, personally appeared **Thomas J. Krob** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
OVEA LEA WHITE
My Appointment Expires Feb. 11, 1999

Ovea Lea White

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 25th day of August, 1997, before me, the undersigned, personally appeared **George A. Brizendine** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

HELEN E. VALADE
Notary Public - State of Nevada
Appointment Recorded in Clark County
My Appointment Expires June 13, 1999

Helen E. Valade

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 28th day of August, 1997, before me, the undersigned, personally appeared **Don Hamilton** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

DELORES MIHOVICH
Notary Public - Nevada
My appt. exp. Dec. 9, 2000
No. 96-5473-1

Delores Mihovich
NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 31st day of August, 1997, before me, the undersigned, personally appeared **Mary E. Hausch** known to me to be the person described in and who executed the foregoing instrument and acknowledged that she executed the same.

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
OVEA LEA WHITE
My Appointment Expires Feb. 11, 1999

Ovea Lea White
NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 31st day of August, 1997, before me, the undersigned, personally appeared **Barry L. Hulin** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
OVEA LEA WHITE
My Appointment Expires Feb. 11, 1999

Ovea Lea White
NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA)
) ss.
COUNTY OF WASHOE)

On this 11 day of August, 1997, before me, the undersigned, personally appeared **C. Neal Johnson** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

THERESA CHAPMAN
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 96-3036-2 - EXPIRES MAY 14, 2000

Theresa Chapman
NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 21st day of August, 1997, before me, the undersigned, personally appeared **James A. McKellar** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
OVEA LEA WHITE
My Appointment Expires Feb. 11, 1999

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 5th day of September, 1997, before me, the undersigned, personally appeared **William E. Snyder** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

OFFICIAL SEAL
SHELLY A. MERCER
Notary Public - State of Nevada
CLARK COUNTY
My Comm. Expires Oct. 29, 1998

Shelly A. Mercer
NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 21st day of August, 1997, before me, the undersigned, personally appeared **Dan H. Stewart** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
OVEA LEA WHITE
My Appointment Expires Feb. 11, 1999

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 26th day of August, 1997, before me, the undersigned, personally appeared **Gary Vause** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

OFFICIAL SEAL
DIANE MARKLE
NOTARY PUBLIC - NEVADA
PRINCIPAL OFFICE IN
CLARK COUNTY
No. 97-1678-1 My Comm. Exp. Apr. 29, 2001

Diane Markle

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 25th day of August, 1997, before me, the undersigned, personally appeared **David F. Welles** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

HELEN E. VALADE
Notary Public - State of Nevada
Appointment Recorded in Clark County
My Appointment Expires June 13, 1999

Helen E. Valade

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 21st day of August, 1997, before me, the undersigned, personally appeared **John R. Wible** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
OVEA LEA WHITE
My Appointment Expires Feb. 11, 1999

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 21st day of August, 1997, before me, the undersigned, personally appeared **Chris A. Wible** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
OVEA LEA WHITE
My Appointment Expires Feb. 11, 1999

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

SEP 15 1997

No. C19606-97

DEAN HELLER, SECRETARY OF STATE

CERTIFICATE OF ACCEPTANCE
of
APPOINTMENT OF RESIDENT AGENT

I, **ROBERT E. O'CONNELL**, of 7225 Montecito Circle, Las Vegas, Nevada 89120, hereby accept appointment as Resident Agent for the Valley Bank of Henderson, Nevada.

Executed the 21st day of August, 1997.

Robert E. O'Connell

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On this 21st day of August, 1997, before me, the undersigned, personally appeared **Robert E. O'Connell** known to me to be the person described in and who executed the foregoing instrument and acknowledged that he executed the same.

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
OVEA LEA WHITE
My Appointment Expires Feb. 11, 1999

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE

(Rev. 08/09/97)

CORPORATE RESOLUTION AMENDING BYLAWS OF VALLEY BANK AND CERTIFICATE OF CORPORATE SECRETARY

WHEREAS, on or about September 24, 1998 the Board of Directors of VALLEY BANK, a Nevada corporation (the "Corporation") adopted bylaws for the Corporation; and

WHEREAS, the Corporation desires to amend its bylaws in accordance with Section 10.02 of the bylaws to give the Corporation's Board of Directors discretion in setting the date, time and place of the Corporation's Annual Meetings, and to clarify the term of service for each Director;

NOW THEREFORE, it is hereby **RESOLVED**: Section 2.01 of the Corporation's bylaws is deleted and the following new Section 2.01 is substituted therefor:

"2.01 ANNUAL MEETINGS

The stockholders of the Corporation shall meet, at least annually, at such date, time and place, either within or outside the State of Nevada, as is designated by the Board of Directors of the Corporation. At such annual meeting, directors shall be elected and any other proper business may be transacted."

RESOLVED FURTHER: The second full paragraph under Section 3.02 of the Corporation's bylaws is deleted and the following new paragraph is substituted therefor:

"The exact number of directors shall be fixed from time to time by resolution of a majority of the full Board of Directors. The number of directors may be increased or decreased from time to time by resolution of the Board of Directors or stockholders or by amendment to the Bylaws, but no decrease shall have the effect of shortening the term of any incumbent director, nor decrease the number of directors to less than five (5). Directors need not be residents of the State of Nevada."

I, DICK HOLTZCLAW, secretary of VALLEY BANK, A Nevada corporation, do hereby certify that the foregoing is a full, true and correct copy of a Resolution of the Board of Directors of said corporation, duly and regularly passed and adopted at a meeting of the Board of Directors of said corporation, duly and regularly called and held in all respects as required by the law and by the bylaws of said corporation at the office thereof on the 22 day of March, 2000, at which meeting a majority of the Board of Directors of said corporation was present and voted in favor of said Resolution.

IN WITNESS WHEREOF, I have executed this Certificate and affixed the corporate seal this 22 day of March, 2000.

[signature]
Secretary

SEAL

CORPORATE RESOLUTION AMENDING BYLAWS OF VALLEY BANK AND CERTIFICATE OF CORPORATE SECRETARY

WHEREAS, on or about September 24, 1998 the Board of Directors of VALLEY BANK, a Nevada corporation (the "Corporation") adopted bylaws for the Corporation; and

WHEREAS, the Corporation desires to amend its bylaws in accordance with Section 10.02 of the bylaws with regards to cumulative voting.

NOW THEREFORE, it is hereby **RESOLVED**: That the last paragraph of Section 2.10 of the Corporation's bylaws is hereby repealed, and replaced by a new paragraph as follows:

"2.10 VOTING

Cumulative voting shall not exist with respect to shares of common stock of the bank."

I, DICK HOLTZCLAW, secretary of VALLEY BANK, A Nevada corporation, do hereby certify that the foregoing is a full, true and correct copy of a Resolution of the Board of Directors of said corporation, duly and regularly passed and adopted at a meeting of the Board of Directors of said corporation, duly and regularly called and held in all respects as required by the law and by the bylaws of said corporation at the office thereof on the 24 day of February, 1999, at which meeting a majority of the Board of Directors of said corporation was present and voted in favor of said Resolution.

IN WITNESS WHEREOF, I have executed this Certificate and affixed the corporate seal this 24 day of February, 1999.

[signature]
Secretary

SEAL

BYLAWS

of

VALLEY BANK

A Nevada Banking Corporation

September, 1998

VALLEY BANK

Bylaws

Table of Contents

BYLAWS
of
VALLEY BANK

A Nevada Banking Corporation

ARTICLE I
OFFICES

1.01 PRINCIPAL OFFICE

The Board of Directors shall fix the location of the principal executive office of Valley Bank (hereinafter, the "Bank" or the "Corporation") at any place within the State of Nevada.

1.02 OTHER OFFICES

Branch or other subordinate offices may at any time be established by the Board of Directors at such other places, either within or outside the State of Nevada, as it deems appropriate.

ARTICLE II
MEETING OF STOCKHOLDERS

2.01 ANNUAL MEETINGS

The annual meeting of stockholders shall be held on a day in the second quarter of each calendar year, at such time and place, either within or outside the State of Nevada, as may be determined by the Board of Directors. At such annual meeting, directors shall be elected and any other proper business may be transacted.

2.02 SPECIAL MEETINGS

Special meetings of the stockholders may be called at any time by the Board of Directors, the Chairman of the Board, the President, or by any two or more stockholders owning in the aggregate, not less than twenty-five percent (25%) of the outstanding stock of the Corporation. Notice of every special meeting, unless otherwise provided by law, shall be given in the same manner as for annual meetings of stockholders.

2.03 QUORUM

No business may be transacted at any meeting of stockholders, annual or special, unless a quorum shall be present. The presence in person or by proxy of the holders of a majority of the outstanding shares entitled to vote at any meeting shall constitute a quorum for the transaction of business. If such majority is not present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time until such requisite amount of voting stock shall be present.

2.04 ADJOURNED MEETING AND NOTICE THEREOF

Any meeting of stockholders, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares, the holders of which are either present or represented by proxy thereat, but in the absence of a quorum, except as provided in Section 2.03, no other business may be transacted at such meeting.

When any meeting of stockholders, either annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place are announced at the meeting at which the adjournment is taken. However, when any meeting of stockholders is adjourned for more than 45 days from the date set for the original meeting or, if after adjournment, a new record date is fixed for the adjourned meeting, notice of any such adjourned meeting shall be given as in the case of an original meeting. At any adjourned meeting the Corporation may transact any business which may have been transacted at the original meeting.

2.05 NOTICE OF MEETINGS

All notices of meetings of stockholders shall be sent or otherwise given in accordance with Section 2.06 to each stockholder entitled to vote thereat not less than 10 or more than 60 days before the date of the meeting. Such notice shall state the place, date and hour of the meeting and:

(a) In the case of a special meeting, the general nature of the business to be transacted, and no other business may be transacted; or

(b) In the case of the annual meeting, those matters which the Board of Directors, at the time of the mailing of the notice, intends to present for action by the stockholders, but, subject to the provisions of applicable law, any proper matter may be presented at the meeting for such action. The notice of any meeting at which directors are to be elected shall include the proposed number of directors and the names of nominees intended at the time of the notice to be presented by the Board of Directors for election, and the procedure for making written nominations.

If action is proposed to be taken at any meeting for approval of (i) a contract or transaction in which a director has a direct or indirect interest, pursuant to Section 78.140 of the Nevada Revised Statutes ("NRS"), (ii) an amendment of the Articles of Incorporation, (iii) a reorganization of the Corporation, (iv) a voluntary dissolution of the Corporation, or (v) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, the notice shall also state the general nature of that proposal.

2.06 MANNER OF GIVING NOTICE

Notice of a meeting of stockholders shall be given either personally or by first class mail, facsimile or telegraphic or other written communication, charges prepaid, addressed to the stockholder at the address of that stockholder appearing on the books of the Corporation or given by the stockholder to the Corporation for the purpose of notice. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by facsimile or by telegram or other means of written communication.

An affidavit of mailing or other means of giving any notice in accordance with the above provisions, executed by the Secretary, Assistant Secretary or other transfer agent shall be prima facie evidence of the giving of the notice.

2.07 PROXIES

Every person entitled to vote shares or execute written consents has the right to do so either in person or by one or more persons authorized by a written proxy executed and dated by such stockholder and filed with the Secretary of the Corporation prior to the convening of any meeting of the stockholders at which any such proxy is to be used or prior to the use of such written consent. A validly executed proxy which does not state that it is irrevocable continues in full force and effect unless (a) revoked by the person executing it, before the vote pursuant thereto, by a writing delivered to the Corporation stating that the proxy is revoked or by a subsequent proxy executed by, or by attendance at the meeting and voting in person by, the person executing the proxy; or (b) written notice of the death or incapacity of the maker of the proxy is received by the Corporation before the vote pursuant thereto is counted; provided, however, that no proxy shall be valid after the expiration of six months from the date of its execution unless otherwise provided in the proxy or otherwise provided in Section 78.355 of the NRS.

2.08 VOTING LIST

The officer or agent having charge of the stock ledger (also known as the stock transfer book) for shares of the Corporation shall make, at least 10 days before each meeting of stockholders, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of 10 days prior to the meeting, shall be kept on file at the principal office of the Corporation and shall be subject to inspection by any stockholder at any time during usual business hours.

(a) The list shall also be produced and kept open at the time and place of the stockholders meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting.

(b) The original stock ledger shall be prima facie evidence as to who are the stockholders entitled to examine the lists or stock ledger or to vote at any meeting of stockholders.

(c) Failure to comply with the requirements of this Section does not affect the validity of any action taken at the meeting.

(d) An agent in charge of the stock ledger who fails to prepare the list of stockholders, or to keep it on file for a period of 10 days, or produce and keep it open for inspection at the meeting, as provided in this Section, is liable to any stockholder suffering damage on account of the failure to the extent of the damage.

2.09 NOMINATIONS FOR DIRECTORS

Nominations for election of members of the Board of Directors may be made by the Board of Directors or by any stockholder of any outstanding class of capital stock of the Corporation entitled to vote for the election of directors. Nominations shall be made in writing and shall be delivered or mailed to the Chairman of the Board of the Corporation not less than 21 days nor more than 60 days prior to any meeting of the stockholders called for the election of the directors, provided, however, that if less than 21 days notice of the meeting is given to stockholders, such nomination shall be mailed or delivered to the Chairman of the Board not later than the close of business of the tenth day following the day on which the notice of the meeting was mailed.

Such nomination shall contain the following information, to the extent known to the notifying stockholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the Corporation owned by each proposed nominee; and (d) the name and residence address of the nominating stockholder.

2.10 VOTING

The stockholders entitled to notice of any meeting or to vote at any such meeting shall only be those persons in whose name shares stand on the stock ledger of the Corporation on the record date determined in accordance with Section 2.11, subject to any provisions of law relating to voting of shares held by a fiduciary in the name of a corporation or in joint ownership.

The stockholders' vote may be by voice or ballot. On any matter, any stockholder may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but if the stockholder fails to specify the number of shares which the stockholder is voting affirmatively, it will be conclusively presumed that the stockholder's approving vote is with respect to all shares that the stockholder is entitled to vote.

In deciding on questions at meetings of stockholders, each stockholder shall be entitled to one vote for each share of stock held. If a quorum is present, the affirmative vote of a majority of the votes cast shall decide each matter submitted to the stockholders, shares presented at the meeting and entitled to vote on any matter shall be the act of the stockholders, unless a larger vote or voting by class is required by the NRS, the Articles of Incorporation or these Bylaws.

In the election of directors, the candidates receiving the highest number of votes cast, up to the number of directors to be elected, shall be elected.

Cumulative voting shall not exist with respect to shares of Common Stock of the Bank, except as hereinafter provided. Cumulative voting rights shall exist with regard to the election of directors, but only if at least one stockholder gives notice prior to the commencement of voting of his or her intention to cumulate votes. If such notice is given, each stockholder has a number of votes equal to the number of shares owned by such stockholder, multiplied by the number of directors to be elected, and each stockholder may cumulate such votes for a single candidate or distribute such votes among as many candidates as the stockholder deems appropriate.

2.11 RECORD DATE

The Board of Directors may fix, in advance, a record date for the determination of the stockholders entitled to notice of any meeting or to vote, or entitled to receive payment of any dividend or other distribution, or any allotment of rights, or to exercise rights in respect of any other lawful action. The record date so fixed shall not be more than 60 days nor less than 10 days prior to the date of the meeting, nor more than 60 days prior to any other action. When a record date is so fixed, only stockholders of record on that date are entitled to notice of and to vote at the meeting, or to receive the dividend, distribution or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of shares on the books of the Corporation after the record date. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting. The Board of Directors shall fix a new record date if the meeting is adjourned for more than 45 days.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, the close of business on the business day next preceding the day on which the meeting is held. The record date for determining stockholders for any purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution related thereto, or if later, the sixtieth (60th) day prior to the date of such other action.

2.12 CONDUCT OF MEETINGS

The President or, in his absence, the Chairperson of the Board of Directors shall act as Chairperson at all meetings of the stockholders.

The Chairperson shall conduct each meeting in a business like and fair manner, but shall not be obliged to follow any technical, formal or parliamentary rules or principles of procedure. The Chairperson's rulings on procedural matters shall be conclusive. Without limiting the generality of the foregoing, the Chairperson shall have all the powers usually vested in the Chairperson of a meeting of stockholders.

2.13 CONSENT OF ABSENTEES

The transactions of any meeting of stockholders, however called and noticed, and wherever held, are as valid as though done at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a waiver of notice or a consent to the holding of the meeting or any approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the records of the Corporation or made part of the minutes of the meeting.

Attendance of a person at a meeting shall constitute a waiver of notice of and presence at such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice but not so included, if such objection is expressly made at the meeting.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of stockholders need be specified in any written waiver of notice, except that if action is taken or proposed to be taken for approval of any of those matters specified in the second paragraph of Section 2.05 the waiver of notice or consent shall state the general nature of the proposal.

2.14 ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of the outstanding shares having not less than the minimum number of votes that would be necessary to authorize to take such action at a meeting at which all shares entitled to vote thereon were present and voted, or their proxies.

In the case of the election of directors, such written consent shall be effective only if signed by the holders of all the outstanding shares entitled to vote for election of directors.

All such consents shall be filed with the Secretary of the Corporation and shall be maintained in the records of the Corporation. Any stockholder giving a written consent may revoke the consent by a writing received by the Secretary of the Corporation before written consents of the number of shares required to authorize the proposed action have been filed with the Secretary.

If the unanimous written consent of all stockholders entitled to vote shall not have been received, the Secretary shall give prompt notice of the corporate action approved by the stockholders without meeting. In the case of approval of (a) contracts or transactions in which a Director has a direct or indirect financial interest, (b) indemnification of agents of the Corporation, (c) a reorganization of the Corporation, and (d) a distribution in dissolution other than in accordance with the rights of the outstanding preferred shares, the notice shall be given at least 10 days before the consummation of any action authorized by that approval, pursuant to Section 2.05 .

2.15 INSPECTORS OF ELECTION

In advance of any meeting of stockholders, the Board of Directors may appoint any persons other than nominees for office as inspectors of election to act at such meeting and any adjournment thereof. If no inspectors of election are appointed, or if any persons so appointed fail to appear or fail or refuse to act, the Chairperson of any such meeting, and on the request of any stockholder or stockholder's proxy, shall appoint inspectors of election at the meeting. The number of inspectors shall be three. A vacancy may be filled by the Chairperson.

The duties of such inspectors shall include: determining the number of shares outstanding and the voting power of each; the shares represented at the meeting; the existence of a quorum; the authenticity, validity and the effect of the proxies; receiving votes, ballots or consents; hearing and determining all challenges and questions in any way arising in connection with the right to vote; counting and tabulating all votes or consents; determining when the polls shall close; determining the result; and doing such acts as may be proper to conduct the election or vote with fairness to all stockholders. The decision, act or certification of a majority of the inspectors is effective in all respects as the decision, act or certification of all.

ARTICLE III
<u>DIRECTORS</u>

3.01 STANDARD OF CARE

Each director shall exercise such powers and otherwise perform such duties in good faith and in a manner such director reasonably believes to be in or not opposed to the best interests of the Corporation, and with such care, including reasonable inquiry, using ordinary prudence, as a person in like position would use under similar circumstances.

3.02 NUMBER AND QUALIFICATIONS OF DIRECTORS

The property and business of this Corporation shall be managed generally by the Board of Directors. Except as otherwise permitted by the banking laws and regulations applicable to the Corporation, the number of directors shall not be less than five nor more than 15 with no more than two being employees of the Corporation, until changed by amendment to these Bylaws or by a resolution of the stockholders at any annual or special meeting thereof. The initial directors shall hold office until the first meeting of the Annual Stockholders Meeting, which meeting shall occur on a day in the second quarter of 1999.

The exact number of directors shall be fixed from time to time by resolution of a majority of the full Board of Directors. The number of directors may be increased or decreased from time to time by resolution of the Board of Directors or stockholders or by amendment to these Bylaws but no decrease shall have the effect of shortening the term of any incumbent director. The term of each director shall be until the next annual meeting of stockholders, and each director shall hold office for the term for which he is elected and until his successor has been elected and qualified. Directors need not be residents of the State of Nevada.

The directors shall be elected each year at the annual meeting of stockholders or at a special meeting called and held for that purpose. Each director shall be appointed to serve for a term of three years until his successor shall be appointed and qualified. The terms of the directors shall be fixed such that approximately one-third of the total number of directors is elected each year.

No person is eligible to serve as a director of this Corporation unless he or she is a bona fide owner of the stock of the Corporation or its parent corporation. The stock owned must have a total fair market value of $1,000 or more as of the date it was purchased or the date the person becomes a director. The stock must be fully paid and not pledged.

Without the prior consent of a majority of the Board of Directors, no person shall be a member of the Board of Directors of this Corporation:

(a) Who is a director, officer, employee, agent, nominee or attorney of any banking corporation, bank holding company, thrift, savings and loan association or other type of institution engaged in business in Nevada and providing financial services in competition to the Corporation, or of any affiliate or subsidiary thereof, other than this Corporation or any of its subsidiaries or affiliates; or

(b) Who has or is the nominee of anyone who has a contract, arrangement or understanding with any such business or with any officer, director, employee, agent, nominee, attorney or other representative thereof that he will reveal or in any way utilize information obtained as a director or that he will, directly or indirectly, attempt to effect or encourage any action of this Corporation.

3.03 POWERS OF THE BOARD OF DIRECTORS

Subject to the provisions of Chapters 78, 659 and 661 of the NRS and any limitations in the Articles of Incorporation and these Bylaws relating to an action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. The Board of Directors may delegate the management of the day to day operation of the business of the Corporation to the officers of the Corporation, provided that the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board of Directors. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Board of Directors shall have the following powers in addition to the other powers enumerated in these Bylaws and in the laws of the State of Nevada:

(a) To select and remove any officer, agent or employee of the Corporation; to prescribe any powers and duties for each person that are consistent with law and with the Articles of Incorporation and these Bylaws; to fix such person's compensation; and to require from such person security for faithful service;

(b) To conduct, manage and control the affairs and business of the Corporation and to make such rules and regulations therefor not inconsistent with law, or with the Articles of Incorporation or these Bylaws as they deem best;

(c) To adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time as in their judgment they may deem best;

(d) To authorize the issuance of shares of stock of the Corporation from time to time, upon such terms and for such consideration as may be lawful and to take such other actions in regard thereto as may be authorized by the Articles of Incorporation;

(e) To borrow money and incur indebtedness for the purposes of the Corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory and capital notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefor and any agreements pertaining thereto;

(f) To prescribe the manner in which, and the person or persons by whom, any or all of the checks, drafts, notes, contracts and other corporate instruments shall be executed;

(g) To appoint and designate, by resolution adopted by a majority of the authorized number of directors, one or more committees, each consisting of two or more directors, including the appointment of alternate members of any committee who may replace any absent member at any meeting of the committee; and

(h) Generally, to do and perform every act or thing whatever that may pertain to or be authorized by the Board of Directors of a commercial bank under the laws of the State of Nevada.

3.04 OATH: SUBSCRIPTION AND FILING

Each director of this Corporation, upon taking office, after the Corporation's receipt of a

Certificate of Authority to transact business as a bank from the Nevada Commissioner of Financial Institutions, shall make an oath or affirmation that:

(a) He or she will, so far as the duty devolves upon him, diligently and honestly administer the affairs of the Corporation, and will not knowingly violate, or willingly permit to be violated, any of the provisions of law applicable to the Corporation; and

(b) He or she is the owner, in good faith and in his or her own right, of the number of shares of stock standing in his or her name on the books of the Corporation, and that the stock is not hypothecated or in any way pledged as security for any loan or debt.

Such oath shall be subscribed by the director and certified by the officer before whom it is taken or by the Secretary of the Corporation.

3.05 LOCATION OF MEETINGS OF THE BOARD OF DIRECTORS

Regular meetings of the Board of Directors shall be held at any place within the State of Nevada which has been designated in the notice of meeting or if there is no notice, at the principle executive office of the Corporation, or at a place designated by resolution of the Board of Directors or by the written consent of all members of the Board of Directors. Any regular or special meeting is valid wherever held if held upon written consent of all members of the meeting and filed with the Secretary.

3.06 ORGANIZATION MEETING

The President or in his absence, the Chairperson of the Board, upon receiving the certification of the inspectors of election of the result of the appointment shall notify the directors-elect of their appointment and of the time and day at which they are required to meet at the office of the Corporation for the purpose of organizing the new Board of Directors and electing and appointing officers of the Corporation for the succeeding year. Such meeting shall be held on the day of the election or as soon thereafter as practicable, and in any event, within 30 days thereof If, at the time fixed for such meeting, there shall not be a quorum present, the directors present may adjourn the meeting, from time to time, until a quorum is obtained.

3.07 REGULAR MEETINGS OF THE BOARD

Regular meetings of the Board of Directors shall be held without notice, no less than quarterly, at a time and place to be fixed by the Board of Directors ; provided, however, should said day fall upon a legal holiday observed by the Corporation at its principal office, then said meeting shall be held at the same time and place on the next succeeding full business day. Notice of all such regular meetings of the Board of Directors is not required.

3.08 SPECIAL MEETINGS

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chairperson of the Board, the President, the Secretary or by the lesser of either a majority of the Board of Directors or any five directors.

Special meetings of the Board of Directors shall be held upon four (4) days written notice by mail or 48 hours notice delivered personally or by telephone, facsimile or telegraph. Any such notice shall be addressed or delivered to each director at such director's address as it is shown upon the records of the Corporation or as may have been given to the Corporation by the director for purposes of notice or, if such address is not shown on such records or is not readily ascertainable, at the place in which the meeting of the directors are regularly held. Such notice may, but need not, specify the purpose of the meetings, nor the place if the meeting is to be held at the principal executive office of the Corporation. Notice of any meeting of the Board of Directors need not be given to any director who attends the meeting without protesting the lack of notice to such director, either prior thereto or at its commencement.

Notice by mail shall be deemed to have been given at the time a written notice is deposited in the U.S. mail, postage prepaid. Any other written notice shall be deemed to have been given at the time it is personally delivered to the recipient or is delivered to a common carrier for transmission, or is actually transmitted by the person giving the notice by electronic means to the recipient.

Oral notice shall be deemed to have been given at the time it is communicated, in person, by telephone, facsimile or wireless, to the recipient or to a person at the office of the recipient whom the person giving the notice has reason to believe will promptly communicate it to the recipient.

3.09 WAIVER OF NOTICE

The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding a meeting, or an approval of the minutes.

The waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents and approvals shall be filed with the records of the Corporation or made a part of the minutes of the meeting. Notice of a meeting shall also be deemed given to any director who attends the meeting protesting before or at its commencement, the lack of notice to that meeting.

3.10 ADJOURNMENT

A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

3.11 NOTICE OF ADJOURNMENT

Notice of the time and place of holding an adjourned meeting need not be given, unless the meeting is adjourned for more than 24 hours, in which case notice of the time and place shall be given before the time of the adjourned meeting, in the manner specified in Section 3.08, to the directors who were not present at the time of the adjournment.

3.12 ACTION WITHOUT MEETING

Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all members of the Board of Directors shall individually or collectively consent in writing to that action. Such action by written consent shall have the same force and effect as a unanimous vote of the Board of Directors. Such written consent or consents shall be filed with the minutes of the proceedings of the Board of Directors.

3.13 VACANCIES

A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation or removal of any director, or if the Board of Directors by resolution declares vacant the office of a director for cause, or if the authorized number of directors is increased, or if the stockholders fail, at any meeting of stockholders at which any director or directors are elected, to elect the number of directors to be voted for at the meeting.

3.14 RESIGNATION

Any director may resign his or her office at any time. Such resignation shall be made in writing and shall take effect immediately upon delivery to the President, Secretary or the Board of Directors, or at the time specified therein. No acceptance of a resignation shall be necessary or required to make it effective, unless expressly so provided in the resignation. If the resignation of a director is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

3.15 REMOVAL OF DIRECTORS

Any director of the Corporation may be removed at any time, either with or without cause, by the vote or written consent of stockholders representing not less than two-thirds of the issued and outstanding capital stock entitled to voting power, pursuant to the terms of Section 78.335 of the Nevada Revised Statutes.

No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

3.16 FILLING BOARD VACANCIES

Vacancies in the Board of Directors may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, except that a vacancy created by the removal of a director by the vote or written consent of the stockholders or by a court order may be filled by the vote of a majority of the shares entitled to vote represented at a duly held meeting of stockholders at which a quorum is present, or by unanimous written consent of holders of the outstanding shares entitled to vote. Each director so elected shall hold office until the next annual meeting of the stockholders and until a successor has been elected and qualified.

In the event a vacancy on the Board of Directors has not been filled by the directors within 60 days of the vacancy, a director may be elected to fill the vacancy by written consent of the holders of a majority of the outstanding shares entitled to vote for the election of directors, excepting in the case of a removal of a director pursuant to Section 78.335 of the NRS.

3.17 FEES AND COMPENSATION

Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined from time to time by resolution of the Board of Directors. This Section 3.17 shall not be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee or otherwise, and receiving compensation for those services.

3.18 QUORUM AT BOARD MEETINGS

A majority of the authorized number of directors shall constitute a quorum of the Board of Directors for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless (a) a greater number is required by law, by the Articles of Incorporation or by these Bylaws or (b) the Board of Directors is approving committee appointments, indemnification of directors or contracts or transactions in which a director has a direct or indirect material personal or financial interest, in which events the terms of Section 3.21 below shall apply.

A meeting at which a quorum is initially present may continue to transact business, notwithstanding the voluntary withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting.

3.19 MANIFESTATION OF DISSENT

A director who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.20 INSPECTION BY DIRECTORS

Every director shall have the absolute right at any reasonable time to inspect all books, records and documents of every kind and the physical properties of the Corporation and each of its subsidiary corporations. This inspection by a director may be made in person or by an authorized agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

3.21 TRANSACTIONS BETWEEN DIRECTORS AND CORPORATION

3.21.1 No contract or other transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any corporation, firm, partnership or association in which one or more of its directors or officers are directors or officers or are financially interested, is either void or voidable solely for this reason or solely because any such director or officer is present at the meeting of the Board of Directors or a committee thereof which authorizes or approves the contract or transaction, or because the vote or votes of common or interested directors are counted for such purpose, if (a) the contract or transaction is fair to the Corporation at the time it is authorized or approved, and (b) the circumstances specified in either of the following exist:

(i) The fact of the common directorship or financial interest is disclosed or known to the Board of Directors or committee and noted in the minutes, and the Board of Directors or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote or votes of such director or directors.

(ii) The fact of the common directorship or financial interest is disclosed or known to the stockholders, and they approve or ratify the contract or transaction in good faith by a majority vote or written consent of stockholders holding a majority of the shares entitled to vote; the votes of the common or interested directors or officers shall be counted in any such vote of stockholders.

3.21.2 Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies a contract or transaction, and if the votes of the common or interested directors are not counted at such meeting, then a majority of the disinterested directors may authorize, approve or ratify a contract or transaction.

3.21.3 Unless otherwise provided in the Articles of Incorporation or these Bylaws, the Board of Directors may fix the compensation of directors for services in any capacity.

ARTICLE IV
BOARD COMMITTEES

4.01 GENERAL AUTHORITY

The Chairperson of the Board of Directors shall, from time to time, appoint such committees of the Board of Directors as are deemed necessary to fulfill the needs of the Corporation, which appointments shall be approved by the Board of Directors. The membership of such committees shall be composed of directors and/or officers or employees of the Corporation.

Each committee so appointed and approved shall keep minutes of its proceedings which will be available to the Board of Directors for review at any and all times.

4.02 EXECUTIVE COMMITTEE

The Board of Directors may, in its discretion, by resolution, constitute an Executive Committee of the Board of Directors. The members of such Executive Committee shall be appointed by the Chairperson of the Board of Directors. Such Executive Committee shall be comprised of three to five members of the Board of Directors who will serve at the pleasure of the Chairperson of the Board of Directors, but must be appointed at least annually. The Executive Committee shall have the power of immediate oversight and management of the business affairs of the Corporation, including the power to advise, direct and assist the officers and employees of the Corporation in daily management and decisions involving, but not limited to, the solvency, liquidity and financial stability of the Corporation. The Executive Committee shall investigate, consider and recommend actions and procedures to the Board of Directors on issues of major significance to the Corporation. The Executive Committee shall have such other powers and shall perform such other duties as the Board of Directors may indicate to it in writing from time to time. The Executive Committee, however, shall have no power to declare dividends or to adopt, amend or repeal the Bylaws of the Corporation.

In the absence of a duly constituted Board of Directors Investment Committee, the Executive Committee shall have the power to ensure adherence to the investment policy of the Corporation, as determined by the Board of Directors, to recommend amendments thereto, to purchase and sell securities, to exercise authority regarding investments, and to exercise, when the Board of Directors is not in session, all other powers of the Board of Directors regarding investments and securities that may be lawfully delegated.

The Executive Committee shall act by a majority of the members thereof, and any action duly taken by the Executive Committee within the course of its authority shall be binding on the

Corporation.

The Chairperson of the Board of Directors shall appoint the Chairperson of the Executive Committee.

The Executive Committee shall keep minutes of its meetings, and its actions shall be reported at the next regular meeting of the Board of Directors at which a quorum is present and any action taken by the Board of Directors with respect thereto shall be entered into the minutes of the Board of Directors.

4.03 BOARD LOAN COMMITTEE

There shall be a Loan Committee comprised of the President and three or more outside directors appointed by the Chairperson of the Board of Directors and approved by the Board of Directors at least annually. The Loan Committee shall have the power to discount and purchase bills, notes and other evidences of debt, to buy and sell bills of exchange, to examine and approve loans and discounts, to exercise authority regarding loans and discounts, and to exercise when the Board of Directors is not in session, all other powers of the Board of Directors that may lawfully be delegated. The Loan Committee shall keep minutes of its meetings, and such minutes shall be submitted at the next regular meeting of the Board of Directors at which a quorum is present, and any action taken by the Board of Directors with respect thereto shall be entered into the minutes of the Board of Directors. The Loan Committee will recommend the Bank's house lending limits to the Board of Directors for final approval as appropriate.

4.04 BOARD AUDIT COMMITTEE

The Audit Committee shall consist of not less than three outside directors who are neither officers nor employees of the Corporation and are free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise by such director of independent judgment as a committee member. No director who is an affiliate of the Corporation or an officer or employee of the Corporation shall be qualified for Audit Committee membership. A majority of the Audit Committee shall constitute a quorum.

The Audit Committee shall assist the Board of Directors in fulfilling its responsibilities for the Corporation's accounting and financial reporting practices and provide a channel of communication between the Board of Directors and the Corporation's independent auditors.

4.05 COMPENSATION AND NOMINATIONS COMMITTEE

The Compensation and Nominations Committee shall consist of the Chairperson of the Board, the President and no less than three outside directors appointed by the Chairperson of the Board of Directors and approved by the Board of Directors at least annually. The Compensation and Nominations Committee shall be responsible for studying and reviewing compensation and benefits for all existing and new employees of the Bank and for recommending compensation and benefit levels to the Board of Directors for officers and employees, except that the compensation and benefits of the President shall be considered by the Compensation and Nominations Committee outside the President's presence. The absence of the President from the Compensation and Nominations Committee while it is considering the President's compensation and benefits shall not prevent a quorum from being present. The Compensation and Nominations Committee shall also study, review, interview and recommend prospective candidates for nomination to the Board of Directors.

The Compensation and Nominations Committee shall act by a majority of the members thereof, and any action duly taken by the Compensation and Nominations Committee shall be binding on the Corporation.

The Compensation and Nominations Committee shall keep minutes of its meetings, and its actions shall be reported at the next regular meeting of the Board of Directors at which a quorum is present and any action taken by the Board of Directors with respect thereto shall entered into the minutes of the Board of Directors.

ARTICLE V
OFFICERS

5.01 OFFICERS

The officers of the Corporation shall be a Chairperson of the Board, a President, a Secretary, a Chief Financial Officer, one or more Vice Presidents, and such other officers as from time to time may be recommended by the President and approved by the Board of Directors as necessary or desirable to properly manage the business of the Corporation.

5.02 ELECTION AND TERM

All officers of the Corporation shall be elected annually by the Board of Directors at its regular organizational meeting held immediately after the annual meeting of the stockholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until his or her successor has been duly elected and qualified, until his or her death, until he or she shall resign, or until he or she shall be removed from office as hereinafter provided. An officer elected or appointed shall serve at will; such election or appointment shall not of itself create any contract rights. Nothing contained herein however, shall restrict the Board of Directors or the President, with the approval of the Board of Directors, from entering into an employment contract with an officer, provided such contract specifically defines the rights and duties of the parties thereto in the event that the officer is not reelected to his or her position during the term of the contract.

5.03 DUTIES AND POWERS OF OFFICERS

The duties and powers of officers of the Corporation shall be as follows and as may from time to time be set by resolution of the Board of Directors.

5.03.1 *Chairperson of the Board.* The Board of Directors shall elect one of its members to be Chairperson of the Board of Directors to serve at the pleasure of the Board of Directors. The Chairperson, if present, shall preside over all meetings of the Board of Directors. The Chairperson of the Board of Directors shall supervise the carrying out of the policies adopted or approved by the Board of Directors, shall have the specific powers conferred by these Bylaws, and shall also have and may exercise such further powers and duties as from time to time may be conferred upon, or assigned by the Board of Directors.

5.03.2 *Vice Chairperson of the Board.* The Board of Directors may appoint one of its members to be Vice Chairperson to serve at the pleasure of the Board. In the absence of the Chairperson, the Vice Chairperson shall preside at all meetings of the Board of Directors, will supervise the carrying out of policies adopted or approved by the Board of Directors, and will have the powers of the Chairperson. The Vice Chairperson shall have and may exercise such powers and duties as from time to time may be conferred upon or assigned by the Chairperson or by the Board of Directors.

5.03.3 *President.* Subject to such powers, if any, as may be given by the Board of Directors to the Chairperson of the Board, the Board of Directors shall elect a President who shall be the Chief Executive Officer and shall have, subject to the control of the Board of Directors, general supervision, direction and control of the business, officers and staff of the Corporation. In the absence of both the Chairperson of the Board and the Vice Chairperson, or if there is none, the President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors.

The President has the general powers and duties of management usually vested in the office of Chief Executive Officer of a Corporation and such other powers and duties as may be from time to time conferred upon or assigned to him or her by the Board of Directors.

The President shall serve as a member of the Board of Directors and shall always be included in the list of nominations submitted by the Board of Directors to the stockholders for the election of Directors.

The Board of Directors, by proper resolution and upon a determination that such action would be in the best interests of the Corporation, may split the office of Chief Executive Officer and President and the rights and duties pertaining thereto between two persons.

5.03.4 *Executive Vice President.* Upon the recommendation of the President, the Board of Directors may appoint one or more Executive Vice Presidents. Each Executive Vice President shall have such powers and duties as may be assigned by the President or Board of Directors. One Executive Vice President shall be designated by the Board of Directors in the absence or unavailability of the President, to perform the duties of the President.

5.03.5 *Other Officers.* Upon recommendation of the President, the Board of Directors may appoint a Treasurer, Assistant Treasurer, Secretary and one or more Senior Vice Presidents, Vice Presidents and other officers of the Corporation as, in the President's judgment, are necessary or desirable for the proper operation of the Corporation. Each such officer shall have such power and duties as may be assigned by the President or the Board of Directors.

5.03.6 *Treasurer.* The Treasurer shall be the Chief Financial Officer of the Corporation and shall be responsible for all of the financial systems in use in the Corporation, and shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of the properties and business transactions of the Corporation, including accounts of assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares, and shall send or cause to be sent to the stockholders of the Corporation and the regulatory authorities such financial statements and reports as are by law or these Bylaws require to be sent to them. The books of account shall at all times be open to inspection by any directors of the Corporation.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board of Directors. The Treasurer shall disburse funds of the Corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all transactions engaged in as Treasurer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the President or the Board of Directors.

5.03.7 *Assistant Treasurer.* The Assistant Treasurer shall, in the absence or disability of the Treasurer, or in the event of such officer's refusal to act, perform the duties and exercise the powers of the Treasurer and shall have such additional powers and discharge such duties as may be assigned from time to time by the President or by the Board of Directors.

5.03.8 *Secretary.* The Secretary shall be the same individual as the Treasurer. The Secretary shall keep or cause to be kept, at the principal executive office or such other place as the Board of Directors may order, a book of minutes of all meetings of the stockholders, the Board of Directors and its committees, with the time and place of holding, whether regular or special and, if special, how authorized, the notice thereof given, the names of those present or represented at stockholder's meetings and the proceedings thereof. The minutes of each meeting of stockholders and of all regular and special meetings of the Board of Directors shall be signed by the Chairperson of the Board and attested by the Secretary. The minutes of all regular and special meetings of the Board of Directors may also be signed by each director present.

The Secretary shall also keep, or cause to be kept, at the principal executive office or business office of the Corporation, the organizational documents of the Corporation, the Articles of Incorporation and all amendments thereto, the Banking Charter, the returns of elections, a certified copy of the Bylaws and all amendments thereto, the stock ledger or duplicate stock ledger, or all other documents required to be kept in accordance with Section 78.105 of the NRS.

The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the Corporation's transfer agent or registrar, if one be appointed, a share register, or a duplicate share register, showing names of the stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required by the Bylaws or by law to be given and shall keep the seal of the Corporation in safe custody.

5.04 OFFICER COMPENSATION

The salaries of the officers, Vice Presidents and above, shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such compensation by reason of the fact that such officer is also a director of the Corporation.

5.05 OFFICERS HOLDING MORE THAN ONE OFFICE

Any two or more offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity, and the offices of President and Secretary shall not be held by the same person.

5.06 INABILITY TO ACT

In the case of the absence or inability to act of any officer of the Corporation and of any person herein authorized to act in his or her place, the President may, from time to time, delegate the powers or duties of such officer to any other officer, or with approval of the Board of Directors, to any director or other person whom the President may select.

5.07 REMOVAL

Subject to the rights, if any, of an officer under any contract of employment, or any applicable law or ruling, any officer may be removed at any time, either with or without cause, by the Board of Directors, by the President except in the case of the internal auditor or other officer who reports directly to the Board of Directors, or by any officer upon whom such power may be conferred by the President or Board of Directors.

5.08 RESIGNATION

Any officer may resign at any time by giving written notice to the President or the Chairperson of the Corporation, but without prejudice to the rights if any, of the Corporation under any contract to which the officer is a party. Any such resignation shall take effect immediately upon receipt of such notice regardless of its specified time, unless the President or Chairperson authorizes a later effective date. The acceptance of such resignation shall not be necessary to make it effective.

5.09 VACANCIES

A vacancy in any office because of death, resignation, removal, disqualification or any other cause may be filled by the Board of Directors, upon recommendation from the President, for the unexpired portion of the prior officer's term. Vacancies may be filled at any meeting of the Board of Directors.

ARTICLE VI
INDEMNIFICATION

6.01 DEFINITIONS

For purposes of this Section, "agent" includes any person who is or was a director, officer, employee or other agent of the Corporation, or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation; "proceeding" includes any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitration or investigative; and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification pursuant to law.

6.02 EXTENT OF INDEMNIFICATION

The Corporation shall, to the maximum extent permitted by the NRS, advance expenses to and indemnify each of its agents against expenses, judgments, fines, settlement and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the Corporation.

The Corporation shall pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding upon the receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the Corporation. The provisions of this Section do not affect any rights to the advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

Notwithstanding the forgoing, the provisions of this Article VIII are subject to the requirements and limitations set forth in state and federal laws, rule, regulations, or orders regarding indemnification and prepayment of legal expenses, including Section 18(k) of the Federal Deposit Insurance Act and Part 359 of the Federal Deposit Insurance Corporation's rules and regulations, or any successor regulations thereto.

6.03 INSURANCE

The Corporation shall have the power to purchase and maintain insurance on behalf of any agent of the Corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such whether or not the Corporation would have the power to indemnify the agent against such liability under the provisions of Section 6.02.

ARTICLE VII
REPORTS AND RECORDS

7.01 INSPECTION OF CORPORATE RECORDS

The Corporation shall keep at its principal executive office, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of shares held by each stockholder. Any person who has been a stockholder of record of the Corporation for at least six (6) months immediately preceding his demand or any judgment creditor or any stockholder or stockholders of the Corporation holding at least five percent (5%) in aggregate of the outstanding voting shares of the Corporation shall have the right, as provided by the NRS to:

(a) Inspect and make extracts of the record of stockholders' names and addresses and share holdings during usual business hours upon five business days prior notice to the Corporation; or

(b) Inspect, from the transfer agent, if any, for the Corporation, upon five business days prior, written demand, and upon the tender of its usual charges for such list (the amount of which charges shall be stated to the stockholder by the transfer agent upon request), a list of the stockholders' names and addresses who are entitled to vote for the election of directors and their stockholdings, as of the most recent record date for which it has been compiled, or as of a date specified by the stockholder subsequent to the date of demand.

Any delay by the Corporation or the transfer agent in complying with a demand under Section 7.01(a) beyond the time limits specified therein shall give the stockholder or stockholders properly making the demand a right to obtain from a court of proper jurisdiction, upon the filing of a verified complaint in the proper county, and after a hearing, notice of which shall be given to such persons and in such manner as the court may direct, an order postponing any stockholders' meeting previously noticed for a period equal to the period of such delay. Such right shall be in addition to any other legal or equitable remedies to which the stockholders may be entitled.

Any judgment creditor, stockholder or stockholders who must resort to court to obtain information authorized to be released hereunder, and are successful upon final appeal in such action, shall be fully reimbursed by the Corporation for all expenses and costs, including reasonable attorney's fees, of bringing such action.

7.02 INSPECTION OF BYLAWS

The Corporation shall keep in its principal office the original copy of these Bylaws, as amended to date, which shall be open to inspection by stockholders at all reasonable times during office hours.

7.03 OTHER CORPORATE RECORDS

The accounting books and records and minutes of proceedings of the stockholders and the Board of Directors shall be kept at such place or places designated by the Board, or in the absence of such designation, at the principal executive office of the Corporation. The minutes shall be kept in written form and the accounting books and records shall be kept either in written form or in any other form capable of being converted into written form.

Subject to the restrictions found in Section 7.05, the minutes and accounting books and records shall be open to inspection upon written demand of any stockholder or holder of a voting trust certificate, which demand is reasonably related to the holder's interests as a stockholder or as the holder of a voting trust certificate. The inspection may be made in person or by an authorized agent or attorney, and shall include the right to copy and make extracts. These rights of inspection shall extend to the records of each subsidiary corporation of the Corporation.

7.04 INSPECTION BY DIRECTORS

Every director shall have the absolute right at any reasonable time to inspect all books, records and documents of every kind and the physical properties of the Corporation and each of its subsidiary corporations. This inspection by a director may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

7.05 RESTRICTIONS ON INSPECTION

The rights of persons who are not directors to inspect the books, records, minutes and other official records and documents of the Corporation enumerated in this Article shall not extend to those books, records, minutes and documents which are protected by the privacy rights of depositors and other banking customers, by state and federal laws and regulations concerning regulatory reports and matters, by laws protecting client-attorney and other confidentiality privileges, by the need for management for competitive confidentiality when that confidentiality is compromised by the request, or when, in the judgment of the President, granting the request would be detrimental to the best interests of the Corporation. The President shall make the final management decision on granting or denying access; disputes shall be referred to the Executive Committee or to the entire Board of Directors for decision.

ARTICLE VIII
STOCK AND STOCK CERTIFICATES

8.01 STOCK CERTIFICATES

Stock certificates or certificates for shares of the capital stock of the Corporation shall be issued to each stockholder when those shares are fully paid. All certificates shall be signed in the name of the Corporation by the President or Vice President and by the Secretary or any Assistant Secretary, or by any other officer appointed by the Board of Directors for that purpose, certifying the number of shares and the class or series of shares owned by the stockholder. In the event any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that officer, transfer agent or registrar before that certificate is issued, it may be issued by the Corporation with the same effect as if that person were an officer, transfer agent or registrar at the date of issue.

8.02 TRANSFER OF STOCK

Shares of stock shall be transferable on the books of the Corporation, and a stock transfer book, also known as a stock ledger, shall be kept in which all transfers of stock shall be recorded. Every person becoming a stockholder by such transfer shall, in proportion to his shares, succeed to all rights of the prior holder of such shares.

8.03 LOST CERTIFICATES

Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of that fact and advertise the same in such manner as the Board of Directors may require, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his or her legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate. A new certificate of the same tenor and for the same number of shares as the one alleged to be lost or destroyed may be issued without requiring any bond, when in the judgment of the Board of Directors, it is proper to do so.

8.04 GENERAL BOARD AUTHORITY

The Board of Directors shall have all of the rights, power and authority conferred upon it by Article IV of the Articles of Incorporation and by the laws of the State of Nevada in regard to the Corporation's issuance of stock.

ARTICLE IX
GENERAL CORPORATE MATTERS

9.01 RECORD DATE FOR PURPOSES OTHER THAN NOTICE AND VOTING

For purposes of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action (other than action by stockholders by written consent without a meeting), the Board of Directors may fix, in advance, a record date which shall not be more than 60 or not less than 10 days before any such action, and in that case only stockholders of record on the date so fixed are entitled to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after the record date so fixed, except as otherwise provided in the NRS. If the Board of Directors does not so fix a record date, the date for determining stockholders for any purpose shall be the close of business on the day on which the Board of Directors adopts the applicable resolution.

9.02 ENDORSEMENT OF DOCUMENTS; CONTRACTS

Subject to the provisions of applicable law, any check, draft or other orders of payment of money, note, mortgage, evidence of indebtedness, contract, share certificate, conveyance, or other instrument in writing and any assignment or endorsements thereof executed or entered into between the Corporation and any other person, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by the Board of Directors and, unless so authorized by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or amount.

Any such instruments, when signed by the President or Executive Vice President, or Treasurer, Senior Vice President, or Vice President, or any Assistant Treasurer of the Corporation, or when stamped with a facsimile signature of such appropriate officers in the case of share certificates, shall be valid and binding upon the Corporation in the absence of actual knowledge on the part of the other person that the signing officers had no authority to execute the same.

9.03 REPRESENTATION OF SHARES OF OTHER CORPORATIONS

The President or any other officer or officers authorized by the Board of Directors or the President are each authorized to vote, represent and exercise on behalf of the Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation or the Corporation's nominee. The authority herein granted may be exercised by any such officer in person or by any other person authorized to do so by proxy or power of attorney duly executed by said officer.

9.04 CONSTRUCTION AND DEFINITIONS

Unless the context otherwise requires, the general provision, rules of construction and definitions contained in the NRS shall govern the construction of these Bylaws. Without limiting the generality of this provision, the masculine gender includes the feminine and neuter, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

9.05 SEVERABILITY

Should any part, clause or provision of these Bylaws be void, invalid, inoperative or contrary to law, such invalidity or defect shall not affect any other part, clause or provision hereof, and the remainder shall be effective as though such part, clause or provision had not been contained herein.

9.06 FISCAL YEAR

The fiscal year of the Corporation shall be the calendar year.

9.07 CORPORATE SEAL

The President, the Executive Vice President, the Senior Vice President, the Treasurer, the Secretary, or any Assistant Secretary, or other officer thereunto designated by the Board of Directors, shall have authority to affix the corporate seal to any document requiring such seal, and to attest the same. Such seal shall be substantially in the following form: two concentric circles between which shall be the name of the Corporation, and in the center shall be inscribed the year of its incorporation.

9.08 ANNUAL REPORT

The President shall cause an annual report concerning the Corporation to be prepared and distributed to each director and stockholder of the Corporation prior to the annual meeting of stockholders. The President shall formally present such report to the stockholders and to the directors at the annual meeting of stockholders.

ARTICLE X
AMENDMENTS

10.01 AMENDMENTS BY STOCKHOLDERS

Subject to the approval of the Commissioner of the Financial Institutions Division for the State of Nevada, if such approval be required, new Bylaws may be adopted or these Bylaws may be amended or repealed by the vote or written consent of the holders of a majority of the outstanding shares entitled to vote.

10.02 AMENDMENT BY DIRECTORS

Subject to the approval of the Commissioner of the Financial Institutions Division for the State of Nevada, if such approval be required, and subject to the rights of the stockholders as provided in Section 10.01, these Bylaws other than a provision thereof changing the authorized number of directors, may be adopted, amended or repealed by the Board of Directors.

10.03 RECORD OF AMENDMENTS

Whenever an amendment to or new Bylaws are adopted or repealed, the amended or new Bylaws shall be certified by the Secretary or Assistant Secretary of the Corporation and filed in the minute book of the Corporation.

CERTIFICATE OF SECRETARY

I, THE UNDERSIGNED, DO HEREBY CERTIFY AS FOLLOWS:

That I am the duly elected, qualified and acting Secretary of Valley Bank, a Nevada banking corporation, and that the foregoing Bylaws were adopted as the Bylaws of the Corporation on the 24 day of September, 1998, by the Board of Directors of said Corporation.

IN WITNESS WHEREOF, I have executed this Certificate and affixed the corporate seal this 15 day of October, 1998.

[signature]
Secretary

SEAL

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM International

INDEPENDENT AUDITOR'S CONSENT

We consent to the use in this Registration Statement of Valley Bancorp on Form 1-A filed on or about December 5, 2002, of our report, dated February 6, 2002, appearing in the Offering Circular, which is part of this Registration Statement.

We also consent to the reference to our Firm under the caption "Experts" in such Offering Circular.

McGladrey & Pullen, LLP

Las Vegas, Nevada
December 4, 2002

STEPHENS, GOURLEY & BYWATER
An Association of Professional Corporations
3636 North Rancho Drive
Las Vegas, Nevada 89130
Telephone (702) 656-2355
Facsimile (702) 656-2776
E-Mail: Gbywater@lvcm.com

David A. Stephens
R. Vaughn Gourley*
Gordon E. Bywater
* Also Admitted in Utah

December 2, 2002

VIA REGULAR U.S. MAIL

Board of Directors
Valley Bancorp
370 North Stephanie Street
Henderson, Nevada 89014

RE: Legality of Securities to be Issued

Ladies and Gentlemen:

We have acted as Nevada special counsel to Valley Bancorp, a Nevada corporation (the "Company"), in connection with the offering of a maximum of 320,000 shares of the company's common stock, $0.73 par value per share (the "Shares") to be sold by the Company in an offering to the public, as described in an Offering Statement on Form 1-A (the "Offering Statement") to be filed with the Securities and Exchange Commission (the "SEC"). The Offering Statement will be filed pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended ("1933 Act").

In connection with the opinion rendered hereby, we have examined (a) the Company's Articles of Incorporation; (b) the Offering Statement; and (c) such other documents as we have deemed necessary to form the opinion hereinafter expressed. As to various questions of fact material to such opinions, where relevant facts were not independently established, we have relied upon statements of officers of the Company.

Based and relying solely upon the foregoing, we advise you that in our opinion the Shares, or any portion thereof, when sold by the Company pursuant to the terms of the Offering Statement and after the Offering Statement has been qualified by the SEC, will be legally issued under the laws of the state of Nevada, fully paid and non-assessable.

Consent is hereby given to the filing of this opinion as an Exhibit to the Offering Statement and to the reference in the Offering Circular contained therein to this firm under the caption "Legal Matters" as having passed upon the legality of the Shares. In giving this consent, we do not admit that we are experts within the meaning of the 1933 Act, to the extent it may apply.

Very Truly Yours,

STEPHENS, GOURLEY & BYWATER

Gordon E. Bywater

GORDON E. BYWATER, ESQ.

GEB/pt

[VALLEY BANCORP LETTERHEAD]

December __, 2002

DEAR SHAREHOLDERS AND POTENTIAL INVESTORS:

We are pleased to advise you that the Board of Directors of Valley Bancorp, the parent company of Valley Bank, has authorized a stock offering of up to 320,000 shares of common stock at $12.50 per share. The new capital from this offering will be used to support our recent and anticipated future growth, including potential branch expansion.

The offering will be made to our current shareholders and the public at large, and will continue until February 28, 2003, unless terminated earlier or extended. Our shares will be offered on a "first come, first served" basis. Purchasers who are not current shareholders must purchase a minimum of 800 shares ($10,000).

Please review the enclosed offering circular, which has been filed with the U.S. Securities and Exchange Commission, for a full explanation of the offering. If you are interested in purchasing stock, complete the subscription agreement and return it with your check or money order payable to Valley Bancorp.

To our current shareholders, on behalf of the directors, management and staff, we would like to thank you for the continued support you have shown us in the past. As to those of you who are not currently shareholders, we appreciate the interest you have expressed in the Company. If you have any questions regarding this offering, please feel free to contact me.

Sincerely,

Barry L. Hulin
President and Chief Executive Officer